

ANNUAL
REPORT
Connecting What Matters

2024

Dear Shareholders,

In fiscal 2024, H.B. Fuller made meaningful progress toward our long-term strategic goals — remaining focused on Connecting What Matters while setting the stage for future growth.

Amid challenging market conditions, we took deliberate and decisive actions throughout the year to streamline our operations and cost structure as we proactively managed raw material and pricing dynamics amid lower-than-expected volumes.

Consistent with our commitment to drive our portfolio and capital allocation to the highest margin, fastest growing market segments of the $80 billion global adhesives industry, we announced several margin accretive portfolio actions with the divestiture of our Flooring business, and the addition of two new strategic acquisitions: ND Industries Inc. and H.S. Butyl Ltd. (see page 4). These highly complementary acquisitions are a natural fit with H.B. Fuller's existing portfolio, expanding our technology platform, and enhancing our position in key growth markets.

As a result of these and other actions, we expanded our adjusted EBITDA margin to a record 16.6% for fiscal 2024, and we remain on track to achieve our goal of becoming a 20%+ EBITDA margin business within the next two to four years.

Recognizing Customer Innovation

At H.B. Fuller, we are driven to support our customers' innovation goals. This means closely collaborating with them to test new ideas and develop highly tailored, advanced adhesive solutions — so that they can deliver products that meet the evolving demands and trends in the market. In April, we launched our inaugural Customer Innovation Awards, which honored three visionary companies for world-changing innovations using adhesive technologies. The 2024 winners included Anhui Huasun Energy Co. Ltd., GAF Inc., and Niine Pvt. Ltd.

Building an Award-Winning Culture

One of our most important strategic priorities is to be a Talent Magnet and the employer of choice in the adhesives industry. We achieve this by building upon our rich history, leveraging our winning spirit, and fostering our entrepreneurial culture. Once employees join our winning team, we commit to supporting and empowering them through meaningful career development programs and training. Our global mentorship program, for example, has resulted in more than 400 pairings across our global team since its inception in 2023.

I am constantly energized by the passion and dedication of our global workforce. Our strong company culture is on display during Global CEO Huddles, where we go to H.B. Fuller locations around the world to analyze future growth opportunities, reinforce our goals and values, and celebrate the outstanding accomplishments of our global team. These events — along with our new Employee Voice survey strategy and employee Collaboration Weeks — are just a few of the ways we continue to build our entrepreneurial and collaborative culture.

Looking Ahead

As we look ahead to 2025, we are confident in our ability to permanently transform H.B. Fuller into a sustainably faster-growing, higher-margin business, and we remain committed to the portfolio improvement actions and long-term strategic plan we have outlined.

We continue to selectively consider acquisitions that build on our strategic priorities and support our continued track record of success. Our 2023 collection of acquisitions performed extremely well in 2024, closing the year at an EBITDA run rate well above our collective business case. By successfully executing on our synergy plan, we reduced the post-synergy multiple to less than 6X and continue to make solid progress toward our three-year target of 4X.

Given our proven ability to develop innovations that solve our customers' biggest problems, we continue to support the optimization of our Engineering Adhesives (EA) and Hygiene, Health and Consumable Adhesives (HHC) Global Business Units (GBUs). To solidify our position in construction-related market segments, we recently formed a new Building Adhesive Solutions (BAS) GBU, creating a faster-growing solutions business with a complementary customer base across the architectural and infrastructure markets. In early 2025, we also announced that we are finalizing plans to further optimize our manufacturing footprint and North America logistics and delivery operations.

As the largest pureplay adhesives company in world, we remain deeply committed to delivering exceptional results for our shareholders, a best-in-class culture for our team, and industry-leading innovation for everyone who relies on H.B. Fuller's adhesive, sealant, and coating solutions. As we enter 2025, we do so in a position of strength, fueled by our relentless desire to better serve our customers, team, partners, and you. Thank you, as always, for your continued trust and partnership.



Celeste Mastin
President and CEO, H.B. Fuller Company



> **We are confident in our ability to permanently transform H.B. Fuller into a sustainably faster-growing, higher-margin business.**
>
> Celeste Mastin, President and CEO, H.B. Fuller Company

⬆ Adjusted EBITDA Margin
16.6%
Expanded adjusted EBITDA margins year-on-year to a new fiscal year record high of 16.6%

⬆ Adjusted EBITDA
$594M
Achieved record adjusted EBITDA of $594 million, up 2.2% year-on-year

⬇ Net Working Capital
14.5%
Down 160 basis points year-on-year

Net Debt Leverage
3.1x

Workplace Awards

Named to *Newsweek*'s "America's Most Admired Companies" list

Named to *Time*'s "World's Best Companies" 2024 list

Recognized on *Time*'s inaugural list of America's Best Mid-Size Companies 2024

Recognized with a 2024 ASC Innovation Award for our TPx Platform

Received Knowde's 2024 "Digital Innovation Award"

Named to the "Best Companies to Work For" list by *Exame Portugal* and ManpowerGroup Portugal

Global Business Unit Results — Fiscal 2024

Adjusted EBITDA



- **46%** Engineering Adhesives
- **13%** Construction Adhesives
- **42%** Hygiene, Health and Consumable Adhesives

Revenue



- **41%** Engineering Adhesives
- **16%** Construction Adhesives
- **43%** Hygiene, Health and Consumable Adhesives

Regional Results — Fiscal 2024



Revenue



- **29%** Europe, India, Middle East, and Africa
- **18%** Asia Pacific
- **53%** Americas

Maximizing our Portfolio
Acquisition Spotlights

At H.B. Fuller, portfolio management and capital allocation are focused on the highest margin, fastest growing market segments of the global adhesives industry. Strategically acquiring companies focused on these segments complements our strong pipeline of innovation and enables us to enter new, highly profitable markets. In 2024, we welcomed two new acquisitions to the H.B. Fuller family.

HS Butyl Ltd.
HS Butyl is the UK's largest manufacturer and distributor of high-quality butyl tapes, which provide strong, permanent, watertight seals for a wide variety of applications within the construction, infrastructure, automotive, and renewable energy industries. The acquisition uniquely positions H.B. Fuller to accelerate our expansion into the $15 billion global waterproofing tape market.

ND Industries Inc.
ND Industries is a leading provider of specialty adhesives and fastener locking and sealing systems. Their products are a natural fit with H.B. Fuller's existing market segments and bring new technology to our portfolio — combining the benefits of an adhesive and a mechanical fastener within extremely demanding applications.





Customer Innovation Awards 2024
PRESENTED BY H.B. FULLER



Pictured left to right: Pranaav Tulsiyan, Niine Pvt. Ltd., Jim East, H.B. Fuller

Heralding Our Customers' Innovative Spirit

At H.B. Fuller, we are passionate about difference-making innovation and our mission to Connect What Matters. Our adhesive solutions, which are ubiquitous in everyday products, are the result of continuous innovation and close collaboration with our customers.

With more than 700 patents and 38 technology innovation centers around the world, our adhesives are a small component of our customers' end products. Yet, they are a critical and enabling factor in driving the success of our customers' innovations — and, ultimately, improving the world for the better.

To recognize customers across industries for world-changing innovations using our adhesive technology, we honored three customers in 2024 with our inaugural Customer Innovation Awards.

Anhui Huasun Energy Co. Ltd.
Anhui Huasun Energy Co. Ltd.'s heterojunction technology (HJT) solar modules, used in utility projects as well as on commercial, residential, and industrial rooftops, were recognized for their ability to offer power that is more efficient and reliable than previous generations of solar modules. This improved solution has helped to facilitate the broader adoption of clean energy.

Niine Pvt. Ltd.
Niine Pvt. Ltd.'s sanitary napkins were recognized for introducing India's first biodegradable solution, which mitigates adverse impacts on the environment. The company's sanitary napkins break down in just over a year compared to a traditional sanitary pad, which takes about 800 years to decompose. This is particularly crucial in India, where high population density combined with a still-developing waste disposal system has led to a push for more sustainable solutions.

GAF Inc.
GAF Inc., a Standard Industries company and North America's largest roofing and waterproofing manufacturer, was recognized for its EnergyGuard™ Non-Halogenated Polyiso Insulation, which gives architects and contractors an energy-efficient solution designed to help meet their sustainability goals. EnergyGuard NH Polyiso product line offers excellent thermal value and is free of potentially hazardous flame-retardant chemicals, making it better for the environment. The product offering also contributes to sustainability certifications, including LEED, DECLARE, Living Building Challenge, GreenGuard, GreenCircle, HPD and EPD.

Innovation from Within

We focus our extensive adhesive formulation capabilities on opportunities with the highest growth potential, including market segments such as medical, electric vehicles, flexible packaging and electronics. Our nearly 500-member research and development team develops more than 300 new products annually, continually introducing innovations that solve our customers' biggest challenges and improve the world around us.

In 2024, The Adhesives and Sealant Council recognized H.B. Fuller's contributions to the industry with the 2024 Innovation Award for the development of TPx, thermoplastic encapsulants with a total cost efficiency and performance to enable next generation solar modules.

The award validates the combined strength of H.B. Fuller's technical and commercial teams and the importance of customer focused collaboration and innovation.

"

Thomas Kauffman, External Innovation Director



Pictured left to right: Thomas Kauffman, Andrew Prybylowski, and Jake Borkia



22%

Twenty-two percent (22%) of H.B. Fuller's revenue comes from new products introduced in the past five years

>50%

More than half our SKU base is uniquely tailored to meet a specific customer's needs

Nearly 60%

Nearly 60% of new product development projects are focused on increasing the sustainability of our customers' end products

2024 Financial Summary

Selected Income Statement and Balance Sheet Data
Dollar amounts in U.S. millions, except per share amounts and percentage data

REGULATION G RECONCILIATION

Adjusted EBITDA	2023	2024
Net revenue	$3,510.9	$3,568.7
Net income attributable to H.B. Fuller	$144.9	$130.3
Adjustments		
Acquisition project costs [1]	16.9	11.0
Organizational realignment [2]	29.9	40.0
Project One [3]	9.8	11.9
Business divestiture [4]	-	47.3
Other [5]	(0.6)	(2.0)
Discrete tax items [6]	26.1	(5.5)
Income tax effect on adjustments [7]	(10.6)	(15.8)
Adjusted net income attributable to H.B. Fuller [8]	216.4	217.2
Add		
Interest expense	131.9	133.1
Interest income	(3.9)	(4.7)
Income taxes	78.0	77.7
Depreciation and amortization expense [9]	158.4	170.6
Adjusted EBITDA [8]	$580.8	$593.9
Diluted shares	56.0	56.6
Adjusted diluted income per common share attributable to H.B. Fuller [8]	$3.87	$3.84
Adjusted EBITDA margin [8]	16.5%	16.6%
Net Debt to Adjusted EBITDA	**2023**	**2024**
Total debt	$1,838.4	$2,010.6
Less: Cash and cash equivalents	179.4	169.3
Net debt [10]	$1,659.0	$1,841.3
Adjusted EBITDA [8]	$580.8	$593.9
Net debt to adjusted EBITDA [10]	2.9	3.1
Net Working Capital	**2023**	**2024**
Trade receivables, net	$577.9	$558.3
Inventory	442.0	467.5
Trade payables	439.7	491.4
Net working capital [11]	$580.2	$534.4
Net revenue three months ended	$902.9	$923.3
Annualized net revenue [11]	$3,611.6	$3,693.2
Net working capital as a percentage of annualized net revenue [11]	16.1%	14.5%

Please see page 9 for footnotes.

REGULATION G RECONCILIATION

Adjusted EBITDA by Segment						
Year Ended November 30, 2024	Hygiene, Health and Consumable Adhesives	Engineering Adhesives	Construction Adhesives	Total	Corporate	H.B. Fuller Consolidated
Net income attributable to H.B. Fuller	$ 193.4	$ 197.2	$ 31.0	$ 421.6	$ (291.3)	$ 130.3
Adjustments						
Acquisition project costs [1]	-	-	-	-	11.0	11.0
Organizational realignment [2]	-	-	-	-	40.0	40.0
Project One [3]	-	-	-	-	11.9	11.9
Business divestiture [4]	-	-	-	-	47.3	47.3
Other [5]	-	-	-	-	(2.0)	(2.0)
Discrete tax items [6]	-	-	-	-	(5.5)	(5.5)
Income tax effect on adjustments [7]	-	-	-	-	(15.8)	(15.8)
Adjusted net income attributable to H.B. Fuller [8]	193.4	197.2	31.0	421.6	(204.4)	217.2
Interest expense					133.1	133.1
Interest income					(4.7)	(4.7)
Income taxes					77.7	77.7
Depreciation and amortization expense [9]	53.4	73.0	44.2	170.6	-	170.6
Adjusted EBITDA [8]	246.8	270.2	75.2	592.2	1.7	593.9
Net revenue	1,546.4	1,459.1	563.2	3,568.7	-	3,568.7
Adjusted EBITDA margin [8]	16.0%	18.5%	13.4%	16.6%	NMP	16.6%

NMP = Non-meaningful percentage
Please see page 9 for footnotes.

BALANCE SHEET INFORMATION

	2020	2021	2022	2023	2024
Total assets	$4,036.7	$4,274.5	$4,436.6	$4,723.6	**$4,933.2**
Cash and equivalents	$100.5	$61.8	$79.9	$179.5	**$169.4**
Total debt	$1,773.9	$1,615.5	$1,765.1	$1,838.4	**$2,010.6**
Total H.B. Fuller stockholder equity	$1,381.3	$1,596.8	$1,610.2	$1,755.2	**$1,828.7**

REGULATION G DISCLOSURE AND FOOTNOTES

REGULATION G: The information presented in this report regarding adjusted net income attributable to H.B. Fuller, adjusted diluted income per common share attributable to H.B. Fuller, adjusted EBITDA, adjusted EBITDA margin, net debt, net debt-to-adjusted EBITDA, net working capital, annualized net revenue and net working capital as a percentage of annualized net revenue does not conform with generally accepted accounting principles (GAAP) and should not be construed as an alternative to the reported results determined in accordance with GAAP. Management has included non-GAAP information to assist in understanding the operating performance of the Company and its operating segments as well as the comparability of results. The non-GAAP information provided may not be consistent with the methodologies used by other companies. The tables shown on page 7 and 8 of this report provide a reconciliation of non-GAAP information to the most directly comparable measure determined in accordance with U.S. GAAP.

1 Acquisition project costs include costs related to evaluating, acquiring and integrating business acquisitions. Acquisition project costs include $9.7 and $7.0 in transaction costs (primarily consulting and professional fees, representations and warranties insurance premiums and employee acquisition related travel expenses), $0.7 and $7.7 in purchase accounting costs (primarily professional fees for valuation services, inventory step-up cost and the impact of changes to contingent consideration liabilities after the completion of the purchase price allocation) and $0.6 and $2.2 in business integration costs (primarily costs of transition services agreements and for the three months ended March 2, 2024 and the twelve months ended December 2, 2023, retention bonuses paid to employees of the acquired entities) for the years ended November 30, 2024 and December 2, 2023, respectively.

2 Organizational realignment includes costs incurred as a direct result of the organizational realignment program, including professional fees related to legal entity and business structure changes, employee retention and severance costs, and facility rationalization costs related to the closure of production facilities and consolidation of business activities. Facility rationalization costs include plant closure costs, the impact of accelerated depreciation, and for the three months ended March 2, 2024 and the twelve months ended December 2, 2023, operational inefficiencies. Organizational realignment includes $9.1 and $1.5 in professional fees related to legal entity and business structure changes, $16.5 and $25.5 in employee severance and other related costs, and $14.4 and $2.9 related to facility rationalization costs for the year ended November 30, 2024 and December 2, 2023, respectively.

3 Project One includes non-capitalizable project costs related to implementing our global Enterprise Resource Planning system, including upgrading to SAP S/4HANA®, which will upgrade and standardize our information system.

4 Business divestiture for the year ended November 30, 2024 includes impairment losses for goodwill and long-lived assets, and project costs incurred as a direct result of the pending sale of the North America Flooring business, which is a component of our Construction Adhesives operating segment. Impairment losses represent the difference between the book value of the assets held for sale and their net realizable value.

5 Other includes a gain from insurance recoveries and a loss from the write-off of a cost method investment for the year ended November 30, 2024.

6 Discrete tax items for the year ended November 30, 2024 are related to various foreign tax matters as well as excess tax benefit related to U.S. stock compensation. Discrete tax items for the year ended December 2, 2023 are related to the tax impact of withholding tax recorded on earnings that are no longer permanently reinvested, as well as other various U.S. and foreign tax matters.

7 The income tax effect on adjustments represents the difference between income taxes on net income before income taxes and income from equity method investments reported in accordance with U.S. GAAP and adjusted net income before income taxes and income from equity method investments.

8 Adjusted net income attributable to H.B. Fuller, adjusted diluted income per common share attributable to H.B. Fuller, adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures. Adjusted net income attributable to H.B. Fuller is defined as net income before the specific adjustments shown above. Adjusted diluted income per common share is defined as adjusted net income attributable to H.B. Fuller divided by the number of diluted common shares. Adjusted EBITDA is defined as net income before interest, income taxes, depreciation, amortization and the specific adjustments shown above. Adjusted EBITDA margin is defined as adjusted EBITDA divided by net revenue. The table above provides a reconciliation of adjusted net income attributable to H.B. Fuller, adjusted diluted income per common share attributable to H.B. Fuller, adjusted EBITDA and adjusted EBITDA margin to net income attributable to H.B. Fuller, the most directly comparable financial measure determined and reported in accordance with U.S. GAAP.

9 Depreciation and amortization expense added back for EBITDA is adjusted for amounts already included in adjusted net income attributable to H.B. Fuller totaling ($4.1) and ($1.4) for the year ended November 30, 2024 and December 2, 2023, respectively.

10 Net debt and net debt-to-adjusted EBITDA are non-GAAP financial measures. Net debt is defined as total debt less cash and cash equivalents. Net debt-to-adjusted EBITDA is defined as net debt divided by trailing twelve months adjusted EBITDA. The calculations of these non-GAAP financial measures are shown in the table above. The table above provides a reconciliation of each of these non-GAAP financial measures to total debt, the most directly comparable financial measure determined and reported in accordance with U.S. GAAP.

11 Net working capital, annualized net revenue and net working capital as a percentage of annualized net revenue are non-GAAP financial measures. Net working capital is defined as trade receivables, net plus inventory less trade payables. Annualized net revenue is defined as net revenue for the three months ended on the date presented multiplied by four. Net working capital as a percentage of annualized net revenue is net working capital divided by annualized net revenue. The calculations of these non-GAAP financial measures are shown in the table above. The table above provides a reconciliation of each of these non-GAAP financial measures to the most directly comparable financial measure determined and reported in accordance with U.S. GAAP.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____________ to _____________

Commission file number: 001-09225

H.B. FULLER COMPANY

(Exact name of registrant as specified in its charter)

Minnesota	**41-0268370**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1200 Willow Lake Boulevard, St. Paul, Minnesota	**55110-5101**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(651) 236-5900**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $1.00	FUL	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: none

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" or "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the Common Stock, par value $1.00 per share, held by non-affiliates of the registrant as of June 1, 2024 was approximately $4,325,683,048 (based on the closing price of such stock as quoted on the New York Stock Exchange of $67.10 on such date).

The number of shares outstanding of the Registrant's Common Stock, par value $1.00 per share, was 54,675,121 as of January 17, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference to portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on April 15, 2025.

H.B. FULLER COMPANY

2024 Annual Report on Form 10-K

Table of Contents

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Item 1. Business

H.B. Fuller Company was founded in 1887 and incorporated as a Minnesota corporation in 1915. Our stock is traded on the New York Stock Exchange ("NYSE") under the ticker symbol FUL. As used herein, "H.B. Fuller," "we," "us," "our," "management" or "company" includes H.B. Fuller and its subsidiaries unless otherwise indicated. Where we refer to 2024, 2023 and 2022 herein, the reference is to our fiscal years ended November 30, 2024, December 2, 2023, and December 3, 2022, respectively.

We are a leading worldwide formulator, manufacturer and marketer of adhesives, sealants and other specialty chemical products. Sales operations span 35 countries in North America, Europe, Latin America, Asia Pacific, India, the Middle East and Africa. Industrial adhesives represent our core product offering, which help improve the performance of our customers' products or improve their manufacturing processes. Customers use our adhesives products in manufacturing common consumer and industrial goods, including food and beverage containers, disposable diapers, medical products, windows, doors, appliances, sportswear, footwear, multi-wall bags, water filtration products, insulation, textiles, automobiles, recreational vehicles, buses, trucks and trailers, marine products, solar energy systems, electronics and products for the aerospace and defense industries. In addition, we have established a variety of product offerings for residential, commercial and industrial construction markets, including sealing and waterproofing solutions for airports, roads, highways, bridges and utilities; pressure-sensitive adhesives, tapes and sealants for the commercial roofing industry; and level-setting products, ready-to-use grouts, mortars, and pressure sensitive adhesives that enable contractors and do-it-yourself consumers to quickly install flooring and tiling applications more reliably and efficiently. We also provide our customers with technical support and unique solutions designed to address their specific needs.

We have three reportable segments: Hygiene, Health and Consumable Adhesives, Engineering Adhesives and Construction Adhesives. See Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") in Item 7 of this Annual Report for a description of our segment operating results.

Non-U.S. Operations

The principal markets, products and methods of distribution outside the United States vary with each of our regional operations generally maintaining integrated business units that contain dedicated supplier networks, manufacturing, logistics and sales organizations. The vast majority of the products sold within any region are produced within the region, and the respective regions do not import significant amounts of product from other regions. As of November 30, 2024, we had sales offices and manufacturing plants in 25 countries outside the United States and satellite sales offices in another 9 countries.

We have a Code of Business Conduct and detailed Core Policies that we apply across all of our operations around the world. These policies represent a set of common values that apply to all employees and all of our business dealings. We have adopted policies and processes, and conduct employee training, intended to ensure compliance with various economic sanctions and export controls, including the regulations of the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"). We do not conduct any business in the following countries that are subject to U.S. economic sanctions: Cuba, Iran, North Korea, Syria and the Crimea region of the Ukraine.

Competition

Many of our markets are highly competitive. However, we compete effectively due to the quality and breadth of our adhesives, sealants and specialty chemical portfolio and the experience and expertise of our commercial organizations. Within the adhesives and other specialty chemical markets, we believe few suppliers have comparable global reach and corresponding ability to deliver quality and consistency to multinational customers. Our competition is made up generally of two types of companies: (1) similar multinational suppliers and (2) regional or specialty suppliers that typically compete in only one region or within a narrow geographic area within a region. The multinational competitors typically maintain a broad product offering and range of technology, while regional or specialty companies tend to have limited or more focused product ranges and technology.

Principal competitive factors in the sale of adhesives and other specialty chemicals are product performance, supply assurance, technical service, quality, price and customer service.

Customers

We have cultivated strong, integrated relationships with a diverse set of customers worldwide. Our customers are among the technology and market leaders in consumer goods, construction and industrial markets. We pride ourselves on long-term, collaborative customer relationships and a diverse portfolio of customers in which no single customer accounted for more than 10 percent of consolidated net revenue.

Our leading customers include manufacturers of food and beverages, hygiene products, clothing, major appliances, electronics, automobiles, aerospace and defense products, solar energy systems, filters, construction materials, wood flooring, furniture, cabinetry, windows, doors, tissue and towel, corrugation, tube winding, packaging, and tapes and labels.

Our products are delivered directly to customers primarily from our manufacturing and distribution facilities, with additional deliveries made through distributors and retailers.

Human Capital Resources and Management

Employees and Labor Relations

As of November 30, 2024, we have approximately 7,500 employees in 45 countries, including approximately 2,800 employees based in the U.S. Approximately 450 U.S. employees are subject to collective bargaining agreements with various unions. Approximately 750 employees in foreign countries are subject to collective bargaining agreements. Overall, we consider our employee relations to be good.

Health and Safety

The health and safety of our employees and anyone who enters our workplace is important, and we believe that nothing we do is worth getting hurt for. We have a strong environmental, health and safety program that focuses on implementing policies and training programs, as well as performing self-audits to enhance workplace safety.

Competitive Pay and Benefits

Our primary compensation strategy is "Pay for Performance," which supports a culture of accountability and performance. Our compensation guiding principles are to structure compensation that is simple, aligned and balanced. We believe that these principles are strongly aligned with the strategic priorities of our business and our objective to deliver value for our shareholders.

We are committed to fair pay and strive to be externally competitive while ensuring internal equity across our organization. We conduct global pay equity assessments and compensation reviews, and when necessary, we take action to address areas of concern.

Quality, affordable health care is the foundation of the comprehensive benefits package we offer our employees. It is one of the tools we use to recruit and retain, and it is seen as the preferred benefit by most employees. Employees in the United States earning below $56,000 each year have 100% of their individual medical premiums covered by the Company in the form of a medical premium reimbursement.

Results-Driven, Collaborative Culture

Our purpose is connecting what matters for all stakeholders and we go about this by winning the right way through our core values. We expect employees to act with integrity and hold each other accountable for our actions. We value our global team's diverse perspectives, backgrounds and experiences. We make daily, conscious choices to excel, by always bringing passion and creativity to our work, and by striving for innovation ethically and fairly. Our worldwide network of culture champions supports our focus on being At Our Best. Our communication on goals, targets and performance is frequent and transparent. We continue to leverage flexible work options available to employees who don't need our facilities to perform their jobs and this continues to enhance connections across the Company, as well as with customers and external partners. This supports our desire to be first and fastest in finding solutions for customers and improving our overall effectiveness. Finally, we continue to take great pride in our focus on giving back to the communities in which we operate through the giving efforts of the H.B. Fuller Foundation and the thousands of employee volunteer hours each year.

Inclusion and Diversity

We place strong value on collaboration and we believe that working together leads to better outcomes for our customers. This extends to the way we treat each other as team members. We strive to create an environment where innovative ideas can flourish by demonstrating respect for each other and valuing the diverse opinions, background and viewpoints of employees. We believe that diversity in our teams leads to new ideas, helps us solve problems and allows us to better connect with our global customer base.

We are taking specific actions to foster inclusion and diversity into our culture. Learning resources have been implemented to support greater awareness and understanding of the behaviors expected from employees. We have introduced employee resource groups, a structured mentoring program and focused development programs with the goal of creating meaningful opportunities for employees. We have adjusted our recruiting practices to ensure we are getting the right level of exposure to diverse candidates.

Talent Development

We recognize how important it is for our colleagues to develop and progress in their careers. We provide a variety of resources to help our colleagues grow in their current roles and build new skills, including online development resources focused on specific business imperatives with access to hundreds of online courses in our learning management system. We utilize an innovative method to deliver leadership training to drive experiential learning and to increase access to leaders around the world. We have built and launched two advanced leadership academies focused on business leadership and manufacturing leadership to ensure people in these roles have the right skills to be effective. Individual development planning is a part of our annual goal setting process and people managers are expected to have regular discussions with employees to measure progress and make needed adjustments. We focus on getting employees into roles with greater responsibility and opportunities for advancement that are also aligned with their career path to facilitate development and maximize potential. Finally, we provide ambitious employees with short-term opportunities in unique assignments in addition to their current roles. These assignments support the employees' development while also supporting company initiatives that are required to be resourced with talented employees.

Raw Materials

We use several principal raw materials in our manufacturing processes, including tackifying resins, polymers, synthetic rubbers, vinyl acetate monomer and plasticizers. We generally avoid sole source supplier arrangements for raw materials.

The majority of our raw materials are petroleum/natural gas-based derivatives, therefore the cost of crude oil and natural gas can impact the cost of our raw materials. Under normal conditions, raw materials are available on the open market. Prices and availability are subject to supply and demand market mechanisms. Raw material costs, including costs for unique or specialty chemicals used in the manufacturing of our products, are primarily determined by the balance of supply against the aggregate demand from the adhesives industry and other industries that use the same raw material streams.

Patents, Trademarks and Licenses

Much of the technology we use in our products and manufacturing processes is available in the public domain. For technology not available in the public domain, we rely on trade secrets and patents when appropriate to protect our competitive position. We also license some patented technology from other sources. Our business is not materially dependent upon licenses or similar rights or on any single patent or group of related patents.

We enter into agreements with many employees to protect rights to technology and intellectual property. Confidentiality commitments also are routinely obtained from customers, suppliers and others to safeguard proprietary information.

We own numerous trademarks and service marks in various countries. Trademarks, such as H.B. Fuller®, Swift®, Advantra®, Clarity®, Earthic™, Sesame®, Foster®, Rakoll®, Rapidex®, Full-Care®, Thermonex®, Silaprene®, Eternabond®, Cilbond®, HydroArmor®, Ködispace®, Weld Mount®, TONSAN®, SecurePortIV®, Sugriseal® and Vibra-Tite® are important in marketing products. Many of our trademarks and service marks are registered. U.S. trademark registrations are for a term of ten years and are renewable every ten years as long as the trademarks are used in the regular course of trade.

Research and Development

Our investment in research and development creates new and innovative adhesive technology platforms, enhances product performance, ensures a competitive cost structure and leverages available raw materials. New product development is a key research and development outcome, providing higher-value solutions to existing customers or meeting new customers' needs. Projects are developed in local laboratories in each region, where we understand our customer base the best. Platform developments are coordinated globally through our network of laboratories.

Through designing and developing new polymers and new formulations, we expect to continue to grow in our current markets. We also develop new applications for existing products and technologies, and improve manufacturing processes to enhance productivity and product quality. Research and development efforts are closely aligned to customer needs. We foster open innovation, seek supplier-driven new technology and use relationships with academic and other institutions to enhance our capabilities.

As climate change and other sustainability concerns become more prevalent, governmental and non-governmental organizations, customers and investors are increasingly focusing on these issues. We continue to monitor our markets to ensure we are developing the adhesives and sealants to support our customers' responses to changing consumer demand, new product designs and upcoming regulatory and sustainability efforts. We invest significantly in innovation, research and expertise, which are crucial for the continuous extraction of value from our business strategy. This also facilitates the creation of new high-performance solutions that enable customers to improve their products and processes to better achieve their sustainability programs.

Regulatory Compliance

The Company is subject to various federal, state, local and foreign laws and regulations relating to environmental protection and workers' safety, including those required by the U.S. Environmental Protection Agency (the "EPA") and the European Union's ("EU") Registration, Evaluation, Authorization and Restriction of Chemicals ("REACH") regulation. We maintain programs intended to ensure compliance with these regulations, including regular review of and upgrades to environmental, health and safety policies, practices and procedures as well as improved production methods to minimize our facilities' outgoing waste, based on evolving societal standards and increased environmental understanding. Expenditures to comply with environmental regulations over the next two years are estimated to be approximately $20.9 million, including approximately $0.3 million of capital expenditures. See additional disclosure under Item 3. Legal Proceedings.

Various legislation, regulations and international accords pertaining to climate change have been implemented or are being considered for implementation, particularly as they relate to the reduction of greenhouse gas emissions, such as the EU's Corporate Sustainability Reporting Directive ("CSRD"), California's Climate Corporate Data Accountability Act and Climate Related Financial Risk Act, the Securities and Exchange Commission's ("SEC") Enhancement and Standardization of Climate-Related Disclosures for Investors, and other new and proposed regulatory frameworks. These laws may directly impact the Company, however we have not determined the extent of potential disclosures or other reporting requirements. We continue to monitor the development and implementation of such legislation and regulations. We also continue to regularly report our sustainability efforts and metrics under the Global Reporting Initiative ("GRI") framework and report our goals and progress in our annual Sustainability Report.

The Foreign Corrupt Practices Act (the "FCPA") and other anti-bribery and anti-corruption laws and regulations prohibit bribery of government officials to benefit business interests. The FCPA also requires the Company to make and keep accurate books and records that accurately and fairly reflect our transactions and to devise and maintain an adequate system of internal accounting controls. The Company maintains an international compliance program, including policies and procedures, training, and internal controls, designed to ensure compliance with these laws and regulations. However, we operate and sell our products in countries that are rated as high-risk for corruption, creating the risk of unauthorized conduct by our employees, customs brokers, distributors or other third party intermediaries that could be in violation of the FCPA or similar local regulations.

We are also subject to increasingly complex privacy and data protection laws and regulations in the United States and other jurisdictions. This includes the EU's General Data Protection Regulation ("GDPR"), which enforces rules relating to the protection of processing and movement of personal data. The interpretation and enforcement of such regulations are continuously evolving and there may be uncertainty with respect to how to comply with them. Noncompliance with GDPR and other data protection laws could result in damage to our reputation and payment of monetary penalties.

Seasonality

Our operating segments have historically had lower net revenue in winter months, which is primarily our first fiscal quarter, mainly due to international holidays and the seasonal decline in construction and consumer spending activities.

Information About Our Executive Officers

The following table shows the name, age and business experience for the past five years of the executive officers as of January 23, 2025. The Board of Directors elects the executive officers annually. Unless otherwise noted, the positions described are positions with the Company or its subsidiaries.

Name	**Age**	**Positions**	**Period Served**
Celeste B. Mastin	56	President and Chief Executive Officer	December 2022 - Present
		Executive Vice President and Chief Operating Officer	March - December 2022
		Chief Executive Officer, PetroChoice Lubrication Solutions (leading lubricant distributor, providing solutions across the industrial, commercial and passenger vehicle customer segments)	2018 - 2022
Zhiwei Cai	62	Executive Vice President, Engineering Adhesives	August 2019 - Present
Heather A. Campe	51	Senior Vice President, International Growth	December 2021 - Present
		Senior Vice President, Global Hygiene, Health and Consumable Adhesives	August 2019 - November 2021
John J. Corkrean	59	Executive Vice President and Chief Financial Officer	May 2016 - Present
Xinyu Du	53	Senior Vice President, Global Research & Development	January 2025 - Present
		Vice President, Engineering Adhesives Asia Pacific and Global Product Management	July 2023 - December 2024
		Vice President, Engineering Adhesives Asia Pacific and Global Automotive and Aerospace	October 2021 - July 2023
		Vice President, Engineering Adhesives Asia Pacific and Global Durable Assembly	August 2019 - October 2021
James J. East	60	Executive Vice President, Hygiene, Health and Consumable Adhesives	December 2022 - Present
		Senior Vice President, Hygiene, Health and Consumable Adhesives	October 2021 - December 2022
		Vice President, Engineering Adhesives Americas and Global Director Automotive	April 2018 - October 2021

Laura J. Lorenz................	47	Senior Vice President, Human Resources & Communication	January 2025 - Present
		Senior Vice President, Human Resources, Skywater Technology (semiconductor manufacturer)	December 2023 - December 2024
		Vice President, Human Resources, 3M Transportation and Electronics Business Group, a division of 3M Company	January 2021 - December 2023
		Vice President, Human Resources, Corporate Staff Services, 3M Company (diversified manufacturer)	January 2020 - January 2021
João Magalhaes [1]	45	Senior Vice President, Engineering Adhesives	Beginning March 2025
		Vice President, Engineering Adhesives, Global Mobility	December 2023 - Present
		Vice President, Engineering Adhesives, Global Wood and Composites	February 2021 - November 2023
		Business Director EIMEA, Durable Assembly	November 2018 - January 2021
M. Shahbaz Malik	57	Senior Vice President, Building Adhesives Solutions	December 2024 - Present
		Senior Vice President, Construction Adhesives	December 2019 - December 2024
Gregory O. Ogunsanya	50	Senior Vice President, General Counsel and Corporate Secretary	October 2023 - Present
		Vice President, Assistant General Counsel, Securities and Governance, Stanley Black & Decker Inc.	June 2022 - September 2023
		Vice President Legal, Stanley Industrial, a division of Stanley Black & Decker, Inc. (the world's largest tool company)	October 2020 - June 2022
		Vice President and Deputy General Counsel, Safety and Productivity Solutions, Honeywell International, Inc.	November 2019 - October 2020
Nathaniel D. Weaver.........	49	Executive Vice President, Business Transformation	December 2024 - Present
		Senior Vice President, Human Resources	December 2022 - November 2024
		Vice President, Human Resources	March 2020 - December 2022
		Director, Human Resources	2017 - March 2020

[1] Mr. Magalhaes has been appointed to the role of Senior Vice President, Engineering Adhesives, effective March 1, 2025.

Available Information

For more information about us, visit our website at: www.hbfuller.com.

We file annual, quarterly and current reports, proxy statements and other information with the SEC via EDGAR. Our SEC filings are available free of charge to the public on the SEC website at www.sec.gov and on our website as soon as reasonably practicable after they have been filed with or furnished to the SEC.

Item 1A. Risk Factors

As a global manufacturer of adhesives, sealants and other specialty chemical products, we operate in a business environment that is subject to various risks and uncertainties. Below are the most significant factors that could adversely affect our business, financial condition and results of operations.

Strategic and Operational Risks

Increases in prices and declines in the availability of raw materials have adversely affected, and could continue to erode, our profit margins, and could negatively impact our operating results.

In 2024, raw material costs made up approximately 75 percent of our cost of sales. Based on 2024 financial results, a hypothetical one percent change in our raw material costs would have resulted in a change in net income of approximately $12.0 million or $0.21 per diluted share. Accordingly, changes in the cost of raw materials, due to scarcity, supplier disruptions, inflation and for other reasons, can significantly impact our earnings. Raw materials needed to manufacture products are obtained from a number of suppliers and many of the raw materials are petroleum and natural gas based derivatives. Under normal market conditions, these raw materials are generally available on the open market from a variety of producers. While alternate supplies of most key raw materials are available, supplier production outages may lead to strained supply-demand situations for certain raw materials. The substitution of key raw materials requires us to identify new supply sources, reformulate and re-test and may require seeking re-approval from our customers using those products. From time to time, the prices and availability of these raw materials may fluctuate, which could impair our ability to procure necessary materials, or increase the cost of manufacturing products. If the prices of raw materials increase in a short period of time, we may be unable to pass these increases on to our customers in a timely manner and could experience reductions to our profit margins.

We are at risk of cyber-attacks and other security breaches that could compromise sensitive business information, undermine our ability to operate effectively and expose us to liability, which could cause our business and reputation to suffer.

Increasingly, companies are subject to a wide variety of attacks on their networks on an ongoing basis. In addition to traditional computer "hackers," malicious code (such as viruses and worms), phishing attempts, ransomware, employee theft or misuse, and denial of service attacks, sophisticated nation-state and nation-state supported actors engage in intrusions and attacks (including advanced persistent threat intrusions) and add to the risks to internal networks, cloud deployed enterprise and customer-facing environments and the information they store and process. Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. We, and our third-party software and service providers, have experienced and will continue to experience security threats and attacks from a variety of sources.

As part of our business, we store our data, including intellectual property, and certain data about our employees, customers and vendors in our information technology systems. Our security measures may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise. Third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords, or other information to gain access to our customers' data or our data, including our intellectual property and other confidential business information, or our information technology systems. In addition, given their size and complexity, our information systems could be vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, third-party vendors and/or business partners, or from cyber-attacks by malicious third parties attempting to gain unauthorized access to our products, systems or confidential information.

We are subject to increasingly complex and evolving laws, regulations and customer-imposed controls, that govern privacy and cybersecurity. These laws and regulations have been adopted by multiple agencies at the federal and state level, as well as in foreign jurisdictions, and the regimes have not been harmonized. Our failure to comply with these regulatory regimes may result in significant liabilities or penalties.

Security breaches resulting in unauthorized access to our data, including any data regarding our employees, customers or vendors, expose us to risks. Such unauthorized access and a failure to effectively recover from breaches could compromise confidential information, disrupt our business, harm our reputation, result in the loss of customer confidence, business and assets (including trade secrets and other intellectual property), result in regulatory proceedings and legal claims, and have a negative impact on our financial results.

We experience substantial competition in each of the operating segments and geographic areas in which we operate.

Our wide variety of products are sold in numerous markets, each of which is highly competitive. Our competitive position in markets is, in part, subject to external factors. For example, supply and demand for certain of our products is driven by end-use markets and worldwide capacities which, in turn, impact demand for and pricing of our products. Many of our direct competitors are part of large multinational companies and may have more resources than we do. Any increase in competition may result in lost market share or reduced prices, which could result in reduced profit margins. This may impair our ability to grow or even to maintain current levels of revenues and earnings. While we have an extensive customer base, loss of certain top customers could adversely affect our financial condition and results of operations until such business is replaced, and no assurances can be made that we would be able to regain or replace any lost customers.

Failure to develop and/or acquire new products and protect our intellectual property could negatively impact our future performance and growth.

Ongoing innovation and product development are important factors in our competitiveness, as is acquisition of new technologies. Failure to create and/or acquire new products and generate new ideas could negatively impact our ability to grow and deliver strong financial results. We may face difficulties marketing products produced using new technologies including, but not limited to, sustainable adhesives, which may adversely impact our sales and financial results. Failure of our products to work as predicted could lead to liability and damage to our reputation.

We continually apply for and obtain U.S. and foreign patents to protect the results of our research for use in our operations and licensing. We are party to a number of patent licenses and other technology agreements. We rely on patents, confidentiality agreements and internal security measures to protect our intellectual property. Failure to protect this intellectual property could negatively affect our future performance and growth.

Our operations may present health and safety risks.

Notwithstanding our emphasis on the safety of our employees and contractors and the precautions we take related to health and safety, we may be unable to avoid safety incidents relating to our operations that result in injuries or deaths. Certain safety incidents may result in legal or regulatory action that could result in increased expenses or reputational damage. We maintain workers' compensation insurance to address the risk of incurring material liabilities for injuries or deaths, but there can be no assurance that the insurance coverage will be adequate or will continue to be available on terms acceptable to us, or at all, which could result in material liabilities to us for any injuries or deaths. Changes to federal, state and local employee health and safety regulations, and legislative, regulatory or societal responses to safety incidents may result in heightened regulations or public scrutiny that may increase our compliance costs or result in reputational damage.

A failure in our information technology systems could negatively impact our business.

We rely on information technology to record and process transactions, manage our business and maintain the financial accuracy of our records. Our computer systems are subject to damage or interruption from various sources, including power outages, computer and telecommunications failures, computer viruses, security breaches, vandalism, catastrophic events and human error. Interruptions of our computer systems could disrupt our business, for example by leading to plant downtime and/or power outages and could result in the loss of business and cause us to incur additional expense.

We are in the process of implementing a global Enterprise Resource Planning ("ERP") system, including the upgrade to SAP S/4HANA® at the beginning of fiscal 2025, that we refer to as Project ONE, which will upgrade and standardize our information system. Implementation of Project ONE began in our North America adhesives business in 2014 and, through 2024, we completed implementation of this system in various parts of our business including Latin America (except Brazil), Australia and various other businesses in North America and Europe, India, Middle East and Africa (EIMEA). During 2025 and beyond, we will continue implementation in North America; Europe, India, the Middle East and Africa ("EIMEA"); Brazil and Asia Pacific.

Any delays or other failure to achieve our implementation goals may adversely impact our financial results. In addition, the failure to either deliver the application on time or anticipate the necessary readiness and training needs could lead to business disruption and loss of business. Failure or abandonment of any part of the ERP system could result in a write-off of part or all of the costs that have been capitalized on the project.

Risks associated with acquisitions and divestitures could have an adverse effect on us and the inability to execute organizational restructuring may affect our results.

As part of our growth strategy, we have made, and will likely continue to make, acquisitions of complementary businesses or products and divestitures of businesses or products that do not align with our portfolio optimization strategy. The ability to grow through acquisitions and optimize our portfolio through divestitures depends upon our ability to identify, negotiate, and complete suitable acquisitions and divestitures. If we fail to successfully integrate acquisitions into our existing business, our results of operations and our cash flows could be adversely affected. Our acquisition strategy also involves other risks and uncertainties, including distraction of management from current operations, greater than expected liabilities and expenses, inadequate return on capital, unidentified issues not discovered in our investigations and evaluations of those strategies and acquisitions, and difficulties implementing and maintaining consistent standards, controls, procedures, policies and systems. Future acquisitions could result in additional debt and other liabilities, and increased interest expense, restructuring charges and amortization expense related to intangible assets. Divestiture activity poses similar risks, including distraction of management from current operations, disruption of operations in adjacent or related businesses, greater than expected time and expenses, reductions to profit margins if we are unable to reduce fixed costs, loss of customer, supplier, or other business relationships, and employee retention challenges. The inability to successfully manage the risks associated with our divestiture activity may result in higher production costs, lost sales or otherwise negatively affect earnings and financial results.

Our growth strategy depends in part on our ability to further penetrate markets outside the United States, where there is the potential for significant economic and political disruptions. Our operations in these markets may be subject to greater risks than those faced by our operations in the United States, including political and economic instability, project delay or abandonment due to unanticipated government actions, inadequate investment in infrastructure, undeveloped property rights and legal systems, unfamiliar regulatory environments, relationships with local partners, language and cultural differences and increased difficulty recruiting, training and retaining qualified employees.

In addition, our profitability is dependent on our ability to drive sustainable productivity improvements such as cost savings through organizational restructuring. Delays or unexpected costs may prevent us from realizing the full operational and financial benefits of such restructuring initiatives and may potentially disrupt our operations.

Our business and operations have been, and may in the future, be adversely affected by epidemics, pandemics, outbreaks of disease and other adverse public health developments.

Epidemics, pandemics, outbreaks of novel diseases and other adverse public health developments in countries and states where we operate may arise at any time. Such developments, including the COVID-19 pandemic, have had, and in the future may have, an adverse effect on our business, financial condition and results of operations. These effects include a potentially negative impact on the availability of our key personnel, labor shortages and increased turnover, temporary closures of our facilities or facilities of our business partners, customers, suppliers, third-party service providers or other vendors, and interruption of domestic and global supply chains, distribution channels and liquidity and capital or financial markets. In particular, restrictions on or disruptions of transportation, port closures or increased border controls or closures, or other impacts on domestic and global supply chains or distribution channels, could increase our costs for raw materials and commodity costs, increase demand for raw materials and commodities from competing purchasers, limit our ability to meet customer demand or otherwise have a material adverse effect on our business, financial condition and results of operations or cash flows. Precautionary measures that we may take in the future intended to limit the impact of any epidemic, pandemic, disease outbreak or other public health development, may result in additional costs. In addition, such epidemics, pandemics, disease outbreaks or other public health developments may adversely affect economies and financial markets throughout the world, such as the effect that COVID-19 has had on world economies and financial markets, which may affect our ability to obtain additional financing for our businesses and demand for our products and services. The extent to which major public health issues impact our business and our financial results in the future will depend on future developments, which are highly uncertain and cannot be predicted. As a result, it is not possible to predict the overall future impact of major public health issues on our business, liquidity, capital resources and financial results.

Macroeconomic Risks

Uncertainties in foreign economic, political, regulatory and social conditions and fluctuations in foreign currency may adversely affect our results.

Approximately 55 percent, or $1.9 billion, of our net revenue was generated outside the United States in 2024. International operations could be adversely affected by changes in economic, political, regulatory, and social conditions, especially in Brazil, Russia, China, the Middle East, including Turkey and Egypt, and other developing or emerging markets where we do business. An economic downturn in the businesses or geographic areas in which we sell our products could reduce demand for these products and result in a decrease in sales volume that could have a negative impact on our results of operations. Product demand often depends on end-use markets. Economic conditions that reduce consumer confidence or discretionary spending may reduce product demand. Challenging economic conditions may also impair the ability of our customers to pay for products they have purchased, and as a result, our reserves for doubtful accounts and write-offs of accounts receivable may increase. In addition, tariffs and other trade protection measures, anti-bribery and anti-corruption regulations, restrictions on repatriation of earnings and cash, currency controls implemented by foreign governments, differing intellectual property rights and changes in legal and regulatory requirements that restrict the sales of products or increase costs could adversely affect our results of operations.

In addition, anti-bribery and anti-corruption regulations, restrictions on repatriation of earnings and cash, currency controls implemented by the U.S. and foreign governments, differing intellectual property rights and changes in legal and regulatory requirements that restrict the sales of products or increase costs could adversely affect our results of operations. Import tariffs, taxes, customs duties and other trading regulations imposed by the U.S. government on foreign countries, or by foreign countries on the U.S., could significantly increase the prices we pay for raw materials that are critical to our ability to manufacture our products. In addition, we may be unable to find a domestic supplier to provide the necessary raw materials on an economical basis in the amounts we require. Tariffs may decrease the competitiveness of our products in foreign markets or foreclose our sales entirely into those markets. We could experience a negative impact on our operating results, profitability, customer relationships and future cash flows.

Fluctuations and volatility in exchange rates between the U.S. dollar and other currencies could potentially result in increases or decreases in net revenue, cost of raw materials and earnings and may adversely affect the value of our assets outside the United States. In 2024, the change in foreign currencies negatively impacted our net revenue by approximately $34.9 million. In 2024, we spent approximately $1.8 billion for raw materials worldwide of which approximately $1.0 billion was purchased outside the United States. Based on 2024 financial results, a hypothetical one percent change in our cost of sales due to foreign currency rate changes would have resulted in a change in net income of approximately $8.4 million or $0.15 per diluted share. Although we utilize risk management tools, including hedging, as appropriate, to mitigate market fluctuations in foreign currencies, any changes in strategy in regard to risk management tools can also affect revenue, expenses and results of operations and there can be no assurance that such measures will result in cost savings or that all market fluctuation exposure will be eliminated.

Distressed financial markets may result in dramatic deflation of financial asset valuations and high interest rates may disrupt the availability of capital.

Adverse equity market conditions and volatility in the credit markets could have a negative impact on the value of our pension trust assets, our future estimated pension liabilities and other postretirement benefit plans. In addition, we could be required to provide increased pension plan funding. As a result, our financial results could be negatively impacted.

In a rising interest rate environment, more costly debt and reduced access to capital markets may affect our ability to invest in strategic growth initiatives such as acquisitions. In addition, the reduced credit availability could limit our customers' ability to invest in their businesses, refinance maturing debt obligations, or meet their ongoing working capital needs. If these customers do not have sufficient access to the financial markets, demand for our products may decline.

The military conflicts between Russia and Ukraine and in the Middle East, and the global response to these events, could adversely impact our revenues, gross margins and financial results.

The U.S. government and other nations have imposed significant restrictions on most companies' ability to do business in Russia as a result of the military conflict between Russia and Ukraine. Increases in energy demand and supply disruptions caused by the Russia and Ukraine conflict have resulted in significantly higher energy prices, particularly in Europe. It is not possible to predict the broader or longer-term consequences of that conflict or the ongoing conflict in the Middle East, which could include further sanctions, embargoes, regional instability, energy shortages, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our ability to sell to, ship products to, collect payments from, and support customers in certain regions based on trade restrictions, embargoes and export control law restrictions, and logistics restrictions including closures of air space, and could increase the costs, risks and adverse impacts from these new challenges. We may also be the subject of increased cyber-attacks. While the countries involved in these conflicts do not constitute a material portion of our business, a significant escalation or expansion of economic disruption or the conflicts' current scope could have a material adverse effect on our results of operations.

Catastrophic events could disrupt our operations or the operations of our suppliers or customers, having a negative impact on our financial results.

Unexpected events, including global pandemics, natural disasters and severe weather events, fires or explosions at our facilities or those of our suppliers, acts of war or terrorism, supply disruptions or breaches of security of our information technology systems could increase the cost of doing business or otherwise harm our operations, our customers and our suppliers. Such events could reduce demand for our products or make it difficult or impossible for us to receive raw materials from suppliers and deliver products to our customers.

<u>**Legal and Regulatory Risks**</u>

The impact of changing laws or regulations or the manner of interpretation or enforcement of existing laws or regulations could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

New laws or regulations, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase our cost of doing business and restrict our ability to operate our business or execute our strategies. In addition, compliance with laws and regulations is complicated by our substantial global footprint, which will require significant and additional resources to ensure compliance with applicable laws and regulations in the various countries where we conduct business.

Our global operations expose us to trade and economic sanctions and other restrictions imposed by the U.S., the EU and other governments and organizations. The U.S. Departments of Justice, Commerce, State, Homeland Security, and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the FCPA and other federal statutes and regulations, including those established by the OFAC. Under these laws and regulations, as well as other anti-corruption laws, anti-money-laundering laws, export control laws, customs laws, sanctions laws and other laws governing our operations, various government agencies may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities and modifications to compliance programs, including import restrictions, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws, regulations, policies or procedures could adversely impact our business, results of operations and financial condition.

Although we have implemented policies and procedures in these areas, we cannot assure that our policies and procedures are sufficient or that directors, officers, employees, representatives, manufacturers, suppliers and agents have not engaged and will not engage in conduct in violation of such policies and procedures.

Costs and expenses resulting from compliance with environmental laws and regulations may negatively impact our operations and financial results.

We are subject to numerous environmental laws and regulations that impose various environmental controls on us or otherwise relate to environmental protection, the sale and export of certain chemicals or hazardous materials, and various health and safety matters. The costs of complying with these laws and regulations can be significant and may increase as applicable requirements and their enforcement become more stringent and new rules are implemented. Adverse developments and/or periodic settlements could negatively impact our results of operations and cash flows. See Item 3. Legal Proceedings for a discussion of current environmental matters.

Climate change, or legal, regulatory or market measures to address climate change, may materially adversely affect our financial condition and business operations.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our future operations from natural disasters and extreme weather conditions, such as hurricanes, tornadoes, earthquakes, wildfires or flooding. Such extreme weather conditions could pose physical risks to our facilities and disrupt operation of our supply chain and may increase operational costs. The impacts of climate change on global water resources may result in water scarcity, which could in the future impact our ability to access sufficient quantities of water in certain locations and result in increased costs. Concern over climate change continues to result in new legal or regulatory requirements designed to mitigate the effects of climate change on the environment, such as the EU's CSRD, California's Climate Corporate Data Accountability Act and Climate Related Financial Risk Act, the SEC's Enhancement and Standardization of Climate-Related Disclosures for Investors, and other new and proposed regulatory frameworks. We are experiencing increased compliance burdens and costs to meet the regulatory obligations and these regulatory obligations may adversely affect raw material sourcing, manufacturing operations and the distribution of our products.

Our business exposes us to potential product liability, warranty, and tort claims, as well as recalls and regulatory enforcement actions, which may negatively impact our operations, financial results, and reputation.

The development, manufacture and sale of adhesives, sealants, and other specialty chemical products by us, including products produced for the medical device, automotive, food and beverage, aerospace and defense, construction, and hygiene products end markets, involves a risk of exposure to product liability, warranty, and tort claims, product recalls, product seizures and related adverse publicity. A product liability, warranty, or tort claim or judgment against us could also result in substantial and unexpected expenditures, affect customer confidence in our products, and divert management's attention from other responsibilities. Although we maintain product liability insurance, there can be no assurance that the level of coverage is adequate, that coverage will apply, or that we will be able to continue to maintain our existing insurance or obtain comparable insurance at a reasonable cost, if at all. We also have contracting policies and controls in place to limit our exposure to third party claims, though we might not always be able to limit our exposure to those claims.

In addition to tort claims, our industry is also facing new compliance obligations and potential enforcement activity related to recent federal and state initiatives to regulate additional per- and polyfluoroalkyl substances ("PFAS") in an expanding set of products. Such initiatives include proposals and rules from the U.S. EPA to regulate certain types and uses of PFAS under the Toxic Substances Control Act ("TSCA"), the Toxics Release Inventory ("TRI"), and the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), as well as statutes proposed and enacted by various states. These emerging regulations and laws create obligations regarding assessment, reporting, and in some cases, elimination of certain PFAS in products; they also could create increased obligations around environmental discharges, waste handling, and possible remediation. We continue to monitor the development and implementation of these and other PFAS regulatory initiatives, analyze their potential impact on our operations, products, and supply chains, and assess adaptations that may become necessary to comply.

We have lawsuits and claims against us with uncertain outcomes.

Our operations from time to time are parties to or targets of lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The results of any future litigation or settlement of such lawsuits and claims are inherently unpredictable, but such outcomes could be adverse and material in amount. See Item 3. Legal Proceedings for a discussion of current litigation.

The Company's effective tax rate could be volatile and materially change as a result of the adoption of new tax legislation and other factors.

A change in tax laws is one of many factors that impact the Company's effective tax rate. The U.S. Congress and other government agencies in jurisdictions where the Company does business have had an extended focus on issues related to the taxation of multinational corporations. As a result, the tax laws in the U.S. and other countries in which the Company does business could change, and any such changes could adversely impact our effective tax rate, financial condition and results of operations.

The Organization for Economic Co-operation and Development ("OECD"), an international association of 38 countries including the United States, finalized and adopted numerous changes to long-standing tax principles. Certain of these changes become effective for the Company in 2025 and will likely increase tax uncertainty and may adversely affect our provision for income taxes.

Additional income tax expense or exposure to additional income tax liabilities could have a negative impact on our financial results.

We are subject to income tax laws and regulations in the United States and various foreign jurisdictions. Significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Our income tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our income tax provision and income tax liabilities could be adversely affected by the jurisdictional mix of earnings, changes in valuation of deferred tax assets and liabilities and changes in tax laws and regulations. In the ordinary course of our business, we are also subject to continuous examinations of our income tax returns by tax authorities. Although we believe our tax estimates are reasonable, the final results of any tax examination or related litigation could be materially different from our related historical income tax provisions and accruals. Adverse developments in an audit, examination or litigation related to previously filed tax returns, or in the relevant jurisdiction's tax laws, regulations, administrative practices, principles and interpretations could have a material effect on our results of operations and cash flows in the period or periods for which that development occurs, as well as for prior and subsequent periods. The decision to repatriate foreign earnings could result in higher withholding taxes.

Financial Risks

We may be required to record impairment charges on our goodwill or long-lived assets.

Weak demand may cause underutilization of our manufacturing capacity or elimination of product lines; contract terminations or customer shutdowns may force sale or abandonment of facilities and equipment; or other events associated with weak economic conditions or specific product or customer events may require us to record an impairment on tangible assets, such as facilities and equipment, as well as intangible assets, such as intellectual property or goodwill, which would have a negative impact on our financial results.

Our current indebtedness could have a negative impact on our liquidity or restrict our activities.

Our current indebtedness contains various covenants that limit our ability to engage in specified types of transactions. Our overall leverage and the terms of our financing arrangements could:

- limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions, even when necessary to maintain adequate liquidity, particularly if any ratings assigned to our debt securities by rating organizations were revised downward;
- make it more difficult to satisfy our obligations under the terms of our indebtedness;
- limit our ability to refinance our indebtedness on terms acceptable to us or at all;
- limit our flexibility to plan for and adjust to changing business and market conditions in the industries in which we operate and increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future acquisitions, working capital, business activities and other general corporate requirements;
- subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition; and
- expose us to interest rate risk since a portion of our debt obligations are at variable rates. This could negatively impact our earnings, cash flows and our ability to grow. For example, a one percentage point increase in the average interest rate on our floating rate debt at November 30, 2024 would increase future interest expense by approximately $6.0 million per year.

In addition, the restrictive covenants require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond our control. A breach of any of these covenants could result in a default under the instruments governing our indebtedness.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity protection and data privacy are important to maintaining our proprietary information and the trust of our customers, suppliers and employees, and we recognize the importance of working to secure our data and information systems from potential cybersecurity and data privacy incidents. We are a large global manufacturer with sites around the world, and we identify and assess our cybersecurity risk through that lens. Securing the execution and control of our manufacturing operations, to the extent implemented through digital technology, is a primary area of focus. We also face risks encountered by substantially all large global companies such as the risks of intellectual property and information being compromised, fraud and violation of privacy or security laws.

Our cybersecurity risk is managed as part of our broader enterprise risk management program. Specifically, a risk management workstream focused on our information technology function (including cybersecurity) is designed to assess, identify and manage cybersecurity-related risks and mitigation measures. Our cybersecurity risk program also includes a documented incident response plan to be used in the event of a cybersecurity incident. The incident response plan provides for certain responses based on various factors of a cybersecurity incident.

We periodically assess and test our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents, including those from third-party service providers who have access to our systems, data or are critical to our continued business operations. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to senior management and, if warranted, to our audit committee, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

While some of our third-party service providers have experienced cybersecurity incidents and have experienced threats to their data and systems, as of the date of this report, we are not aware of any cybersecurity threats or incidents that have materially affected our business strategy, results of operations, or financial condition. This does not guarantee that future incidents or threats will not have a material impact by interrupting operations, causing reputational harm, increasing operating costs, or exposing the Company to litigation. For additional commentary on cybersecurity risks, see Part 1, Item 1A. Risk Factors.

Governance and Management's Responsibilities

Our Board of Directors views the identification and effective management of cybersecurity threats as a critical component of overall risk management and oversight responsibilities, and has delegated responsibility for oversight of this risk to the audit committee. The audit committee oversees the management of risks arising from cybersecurity threats and regularly reports to the Board of Directors regarding cybersecurity. Our audit committee oversees our enterprise risk management ("ERM") process, and cybersecurity represents an important component of our overall approach to ERM. Our cybersecurity policies, standards, processes and practices are informed by the National Institute of Standards and Technology (NIST) Cybersecurity Framework and applicable industry standards. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional program that is focused on identifying, assessing, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

To manage our cybersecurity program, management has established a cybersecurity steering committee and cybersecurity incident response team, both led by our chief information officer. Our cybersecurity steering committee and cybersecurity incident response team include multidisciplinary groups of corporate and operational leaders, external cyber-specialist resources and technical experts in cybersecurity risk management, incident response and security operations. Many members of our cybersecurity team have extensive experience in the operations of networks, network security and infrastructure management. Our chief information officer has over 20 years of information technology experience, including leadership roles at large, global, publicly-traded companies, and is informed about and monitors prevention, detection, mitigation, and remediation efforts through regular communication and reporting from professionals on the cybersecurity steering committee and cybersecurity incident response team, and through the use of technological tools and software. Our chief information officer is also responsible for updating the audit committee on cybersecurity on a quarterly basis and, where appropriate, escalating certain cybersecurity incidents to the full Board of Directors.

Item 2. Properties

Principal executive offices and central research facilities are located in the St. Paul, Minnesota area. These facilities are company-owned. Manufacturing operations are carried out at 40 plants located throughout the United States and at 40 plants located in 25 other countries. In addition, numerous sales and service offices are located throughout the world. We believe that the properties owned or leased are suitable and adequate for our business. Operating capacity varies by product line, but additional production capacity is available for most product lines by increasing the number of shifts worked. The following is a list of our manufacturing plants as of November 30, 2024 (each of the listed properties are owned by us, unless otherwise specified):

Segment	
Hygiene, Health and Consumable Adhesives	
Argentina	Buenos Aires[2]
Australia	Dandenong South
Australia	Sydney[1]
Brazil	Sorocaba[2]
Brazil	Curitiba[1]
Brazil	Guarulhos
Chile	Santiago
Colombia	Rionegro
Egypt	6th of October City[2] - 3rd Industrial Zone
Egypt	6th of October City - CPC Industrial Park
Finland	Valkeakoski[1]
France	Blois
Germany	Lueneburg
Germany	Frankfurt[1,2] - Kilianstädter
Germany	Frankfurt[1,2] - Vilbeler
Greece	Lamia
India	Pune
Indonesia	Mojokerto
Kenya	Nairobi[1]
Malaysia	Selangor
New Zealand	Auckland[1]
People's Republic of China	Guangzhou
Philippines	Manila[2]
Sweden	Landskrona
United Kingdom	Dukinfield
United Kingdom	Milton Keynes[1]
United States	California - Roseville
United States	Georgia - Covington
United States	Georgia - Tucker
United States	Illinois - Seneca
United States	Kentucky - Paducah
United States	Minnesota - Vadnais Heights
United States	New York - Syracuse[1]
United States	North Carolina - Charlotte[2]
United States	North Carolina - Hudson
United States	Ohio - Blue Ash
United States	South Carolina - Simpsonville
United States	Texas - Mesquite
United States	Washington - Vancouver

Segment	
Engineering Adhesives	
France	Surbourg
Germany	Wunstorf
Germany	Nienburg
Germany	Langelsheim[1]
Germany	Pirmasens
Italy	Pianezze
People's Republic of China	Beijing
People's Republic of China	Chongqing[1]
People's Republic of China	Nanjing
People's Republic of China	Suzhou
People's Republic of China	Yantai
Portugal	Mindelo
United Kingdom	Preston1
United States	California - Irvine[1]
United States	California - Wilmington[1]
United States	California - Santa Fe Springs[1]
United States	Georgia - Ball Ground[1]
United States	Georgia - Norcross[1]
United States	Illinois - Frankfort - Corsair
United States	Illinois - Frankfort - West Drive
United States	Illinois - Northbrook
United States	Illinois - Rockford
United States	Indiana - South Bend
United States	Massachusetts - Peabody[1]
United States	Michigan - Clawson[1]
United States	Michigan - Grand Rapids
United States	Michigan - Troy
United States	Minnesota - Fridley
United States	Minnesota - Maple Grove
United States	Ohio - Bellevue[1]
United States	Ohio - Twinsburg[1]
United States	Texas - Arlington

Construction Adhesives	
Belgium	Willebroek
Canada	Ontario - Toronto[1,2]
Mexico	Coahuila[1]
United Arab Emirates	Ras Al-Khaimah[1]
United Kingdom	Kirkby in Ashfield
United Kingdom	Lymington
United Kingdom	Mansfield[1]
United Kingdom	Staffordshire
United Kingdom	Tibshelf[1,2]
United States	California - La Mirada
United States	Florida - Gainesville
United States	Georgia - Dalton
United States	Illinois - Aurora
United States	Michigan - Michigan Center
United States	New Jersey - Edison
United States	Ohio - Chagrin Falls
United States	Texas - Houston
United States	Texas - Mansfield

1 Leased Property
2 Idle Property

Item 3. Legal Proceedings

Environmental Matters

From time to time, we become aware of compliance matters relating to, or receive notices from, federal, state or local entities regarding possible or alleged violations of environmental, health or safety laws and regulations. Also, from time to time, we are identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and/or similar state laws that impose liability for costs relating to the clean up of contamination resulting from past spills, disposal or other release of hazardous substances. We are also subject to similar laws in some of the countries where current and former facilities are located. Our environmental, health and safety department monitors compliance with applicable laws on a global basis.

Currently, we are involved in various environmental investigations, clean up activities and administrative proceedings and lawsuits. In particular, we are currently deemed a PRP in conjunction with numerous other parties, in a number of government enforcement actions associated with landfills and/or hazardous waste sites. As a PRP, we may be required to pay a share of the costs of investigation and clean up of these sites.

We are also engaged in environmental remediation and monitoring efforts at a number of current and former operating facilities. To the extent we can reasonably estimate the amount of our probable liabilities for environmental matters, we establish a financial provision. It is reasonably possible that we may have additional liabilities related to these known environmental matters. However, the full extent of our future liability for environmental matters is difficult to predict because of uncertainty as to the cost of investigation and clean up of the sites, our responsibility for such hazardous substances and the number of and financial condition of other potentially responsible parties.

While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we have concluded that these matters, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flow. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

Other Legal Proceedings

From time to time and in the ordinary course of business, we are a party to, or a target of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, contract, patent and intellectual property, environmental, health and safety, tax and employment matters. While we are unable to predict the outcome of these matters, we have concluded, based upon currently available information, that the ultimate resolution of any pending matter, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flow. However, adverse developments and/or periodic settlements could negatively impact the results of operations or cash flows in one or more future periods.

For additional information regarding environmental matters and other legal proceedings, see Note 14 to the Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable.

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol FUL. As of January 17, 2025, there were 1,307 common shareholders of record for our common stock.

Issuer Purchases of Equity Securities

The Company did not repurchase any equity securities during the fourth quarter ended November 30, 2024.

On April 7, 2022, the Board of Directors authorized a share repurchase program of up to $300.0 million of our outstanding common shares for a period of up to five years. Under the program, we are authorized to repurchase shares for cash on the open market, from time to time, in privately negotiated transactions or block transactions, or through an accelerated repurchase agreement. The timing of such repurchases is dependent on price, market conditions and applicable regulatory requirements. Upon repurchase of the shares, we reduce our common stock for the par value of the shares with the excess being applied against additional paid in capital. This authorization replaced the April 6, 2017 authorization to repurchase shares.

Total Shareholder Return Graph

The line graph below compares the cumulative total shareholder return on our common stock for the last five fiscal years with cumulative total return on the S&P Small Cap 600 Index and Dow Jones U.S. Specialty Chemicals Index. This graph assumes a $100 investment in each of H.B. Fuller, the S&P Small Cap 600 Index and the Dow Jones U.S. Specialty Chemicals Index at the close of trading on November 30, 2019, and also assumes the reinvestment of all dividends.


Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
11/30/19
11/28/20
11/27/21
12/03/22
12/02/23
11/30/24
H.B. Fuller Company
S&P SmallCap 600 Index
Dow Jones US Specialty Chemicals Index

Item 6. Selected Financial Data

Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

H.B. Fuller Company is a global formulator, manufacturer and marketer of adhesives and other specialty chemical products. We have three reportable segments: Hygiene, Health and Consumable Adhesives, Engineering Adhesives and Construction Adhesives.

The Hygiene, Health and Consumable Adhesives operating segment manufactures and supplies adhesives products in the assembly, packaging, converting, nonwoven and hygiene, health and beauty, flexible packaging, graphic arts and envelope markets. The Engineering Adhesives operating segment provides high-performance adhesives to the transportation, electronics, clean energy, aerospace and defense, performance wood, insulating glass, textile, appliance and heavy machinery markets. The Construction Adhesives operating segment manufactures and provides specialty adhesives, sealants, tapes, mortars, grouts, and application devices for commercial building roofing systems, heavy infrastructure projects, road/highway/airport transportation applications, telecom/5G utilities, industrial LNG plants, building envelope applications, HVAC insulation systems, and for both residential and commercial flooring underlayment solutions.

Total Company

When reviewing our financial statements, it is important to understand how certain external factors impact us. These factors include:

- Changes in the prices of our raw materials that are primarily derived from refining crude oil and natural gas,
- Global supply of and demand for raw materials,
- Economic growth rates, and
- Currency exchange rates compared to the U.S. dollar.

We purchase thousands of raw materials, the majority of which are petroleum/natural gas derivatives. The price of these derivatives impacts the cost of our raw materials. However, the supply of and demand for key raw materials has a greater impact on our costs. As demand increases in high-growth areas, the supply of key raw materials may tighten, resulting in certain materials being put on allocation. Natural disasters, such as hurricanes, also can have an impact as key raw material producers are shut down for extended periods of time. We continually monitor capacity utilization figures, market supply and demand conditions, feedstock costs and inventory levels, as well as derivative and intermediate prices, which affect our raw materials. With approximately 75 percent of our cost of sales accounted for by raw materials, our financial results are extremely sensitive to changing costs in this area.

The pace of economic growth directly impacts certain industries to which we supply products. For example, adhesives-related revenues from durable goods customers in areas such as appliances, furniture and other woodworking applications tend to fluctuate with the overall economic activity. In our Construction Adhesives operating segment and business components such as insulating glass in Engineering Adhesives, revenues tend to move with more specific economic indicators such as housing starts and other construction-related activity.

The movement of foreign currency exchange rates as compared to the U.S. dollar impacts the translation of the foreign entities' financial statements into U.S. dollars. As foreign currencies weaken against the U.S. dollar, our revenues and costs decrease as the foreign currency-denominated financial statements translate into fewer U.S. dollars. The fluctuations of the Euro, Chinese renminbi, British pound sterling, Egyptian pound, Turkish lira, Brazilian real, Chilean peso and Colombian peso against the U.S. dollar have the largest impact on our financial results as compared to all other currencies. In 2024, currency fluctuations had a negative impact on net revenue of approximately $34.9 million as compared to 2023.

Key financial results and transactions for 2024 included the following:

- Net revenue increased 1.6 percent from 2023 primarily driven by a 3.6 percent increase due to acquisitions and a 1.7 percent increase in sales volume, partially offset by a 2.7 percent decrease in product pricing and a 1.0 percent decrease due to currency fluctuations.

- Gross profit margin increased to 29.8 percent in 2024 from 28.7 percent in 2023, due to a decrease in raw material costs, partially offset by an increase in other manufacturing costs.

- Cash flow generated by operating activities was $302.4 million in 2024 as compared to $378.4 million in 2023.

Our total year organic revenue growth, which we define as the combined variances from sales volume and product pricing, decreased 1.0 percent for 2024 compared to 2023 due to a decrease in product pricing, partially offset by an increase in sales volume.

In 2024, our diluted earnings per share was $2.30 compared to $2.59 in 2023. The lower earnings per share in 2024 compared to 2023 was primarily due to other expense, net that includes a $47.3 million loss on the impairment of assets associated with our North American flooring business that is held for sale and higher operating costs, partially offset by higher net revenue, lower interest expense and lower income tax expense.

Information pertaining to fiscal year 2022 was included in the Company's Annual Report on Form 10-K for the year ended December 2, 2023, under Part II, Item 7 "Management's Discussion and Analysis of Financial Position and Results of Operations," which was filed with the SEC on January 24, 2024.

Project ONE

In December 2012, our Board of Directors approved a multi-year project to replace and enhance our existing core information technology platforms. The scope for this project includes most of the basic transaction processing for the Company including customer orders, procurement, manufacturing and financial reporting. The project envisions harmonized business processes for each of our operating segments supported with one standard software configuration. The execution of this project, which we refer to as Project ONE, is being supported by internal resources and consulting services. Implementation of Project ONE began in our North America adhesives business in 2014 and, through 2024, we completed implementation of this system in various parts of our business including Latin America (except Brazil), Australia, and various other businesses in North America and EIMEA. During 2025 and beyond, we will continue implementation in North America, EIMEA, Brazil and Asia Pacific.

Total expenditures for Project ONE are estimated to be $270 to $290 million, of which 60-65% is expected to be capital expenditures. Our total project-to-date expenditures are approximately $230 million, of which approximately $140 million are capital expenditures. Given the complexity of the implementation, the total investment to complete the project may exceed our estimate.

Restructuring Plans

During the second and third quarters of 2023, the Company approved restructuring plans (the "Plans") related to organizational changes and other actions to optimize operations and integrate acquired businesses. In implementing the Plans, the Company currently expects to incur costs of approximately $60.0 million to $65.0 million ($46.6 million to $50.7 million after-tax), which include (i) cash expenditures of approximately $28.4 million to $29.6 million ($22.0 million to $23.0 million after-tax) for severance and related employee costs globally and (ii) other restructuring costs related to the streamlining of processes and the payment of anticipated income taxes in certain jurisdictions related to the Plans. We have incurred costs of $55.5 million under the Plans as of November 30, 2024. The Plans were implemented in the second quarter of fiscal year 2023 and are currently expected to be completed during fiscal year 2026. The restructuring costs will be spread across the next several fiscal quarters as the measures are implemented with the majority of the charges recognized and cash payments occurring in fiscal 2023 and 2024.

Critical Accounting Policies and Significant Estimates

Management's discussion and analysis of our results of operations and financial condition are based upon the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We believe the critical accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements relate to goodwill impairment; pension and other postretirement assumptions; long-lived assets recoverability; valuation of product, environmental and other litigation liabilities; valuation of deferred tax assets and accuracy of tax contingencies; and valuation of acquired assets and liabilities.

Goodwill

Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a purchase business combination. Goodwill is allocated to our reporting units, which are our operating segments or one level below our operating segments (the component level). Reporting units are determined by the discrete financial information available for the component and whether it is regularly reviewed by segment management. Components are aggregated into a single reporting unit if they share similar economic characteristics. Our reporting units are as follows: Hygiene, Health and Consumable Adhesives, Engineering Adhesives and Construction Adhesives.

We evaluate our goodwill for impairment annually at the beginning of the fourth quarter or earlier upon the occurrence of substantive unfavorable changes in economic conditions, industry trends, costs, cash flows, or ongoing declines in market capitalization. The quantitative impairment test requires judgment, including the identification of reporting units, the assignment of assets, liabilities and goodwill to reporting units, and the determination of fair value of each reporting unit. The impairment test requires the comparison of the fair value of each reporting unit with its carrying amount, including goodwill. In performing the impairment test, we determined the fair value of our reporting units through the income approach by using discounted cash flow ("DCF") analyses. Determining fair value requires the Company to make judgments about appropriate forecasted revenue and related revenue growth rate, the earnings before interest, taxes, depreciation and amortization ("EBITDA") margins rate and the weighted average cost of capital. The cash flows employed in the DCF analysis for each reporting unit are based on the reporting unit's budget, long-term business plan and recent operating performance. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting unit and market conditions. Given the inherent uncertainty in determining the assumptions underlying a DCF analysis, actual results may differ from those used in our valuations. In assessing the reasonableness of the determined fair values, we also reconciled the aggregate determined fair value of the Company to the Company's market capitalization, which, at the date of our 2024 impairment test, included a 16 percent control premium.

For the 2024 impairment test, the fair value of the reporting units exceeded the respective carrying values by 20 percent to 147 percent. Significant assumptions used in the DCF analysis included discount rates that ranged from 9.1 percent to 10.1 percent and long-term revenue growth rates.

See Note 5 to the Consolidated Financial Statements for further information regarding goodwill. See Note 2 to the Consolidated Financial Statements for further information regarding the impairment of goodwill associated with the North America Flooring business that is held for sale.

Pension and Other Postretirement Plan Assumptions

We sponsor defined-benefit pension plans in both the U.S. and non-U.S. entities. Also in the U.S., we sponsor other postretirement plans for health care and life insurance benefits. Expenses and liabilities for the pension plans and other postretirement plans are actuarially calculated. These calculations are based on our assumptions related to the discount rate, expected return on assets, projected salary increases and health care cost trend rates. Note 10 to the Consolidated Financial Statements includes disclosure of assumptions employed in these measurements for both the non-U.S. and U.S. plans.

The discount rate assumption is determined using an actuarial yield curve approach, which results in a discount rate that reflects the characteristics of the plan. The approach identifies a broad population of corporate bonds that meet the quality and size criteria for the particular plan. We use this approach rather than a specific index that has a certain set of bonds that may or may not be representative of the characteristics of our particular plan. A higher discount rate reduces the present value of the pension obligations. The discount rate for the U.S. pension plan was 5.23 percent at November 30, 2024, 5.66 percent at December 2, 2023 and 5.36 percent at December 3, 2022. Net periodic pension cost for a given fiscal year is based on assumptions developed at the end of the previous fiscal year. A discount rate change of 0.5 percentage points at November 30, 2024 would impact U.S. pension and other postretirement plan (income) expense by $0.1 million (pre-tax) in fiscal 2025. Discount rates for non-U.S. plans are determined in a manner consistent with the U.S. plans.

The expected long-term rate of return on plan assets assumption for the U.S. pension plan was 7.75 percent in 2024, 7.75 percent in 2023 and 7.00 percent in 2022. Our expected long-term rate of return on U.S. plan assets was based on our target asset allocation assumption of 55 percent equities and 45 percent fixed-income. Management, in conjunction with our external financial advisors, determines the expected long-term rate of return on plan assets by considering the expected future returns and volatility levels for each asset class that are based on historical returns and forward-looking observations. For 2024, the expected long-term rate of return on the target equities allocation was 8.50 percent and the expected long-term rate of return on the target fixed-income allocation was 5.62 percent. The total plan rate of return assumption included an estimate of the effect of diversification and the plan expense. A change of 0.5 percentage points for the expected return on assets assumption would impact U.S. net pension and other postretirement plan expense by approximately $2.6 million (pre-tax).

Management, in conjunction with our external financial advisors, uses the actual historical rates of return of the asset categories to assess the reasonableness of the expected long-term rate of return on plan assets. The most recent 10-year and 20-year historical equity returns are shown in the table below. Our expected rate of return on our total portfolio is consistent with the historical patterns observed over longer time frames.

U.S. Pension Plan Historical Actual Rates of Return	Total Portfolio	Equities	Fixed Income
10-year period	5.4%	6.9%	3.0%
20-year period	6.1%	6.8%	4.6%

Beginning in 2022, our target allocation migrated from 60 percent equities and 40 percent fixed-income to 55 percent equities and 45 percent fixed income. The historical actual rate of return for the fixed income of 4.6 percent is since inception (18 years, 11 months).

The expected long-term rate of return on plan assets assumption for non-U.S. pension plans was a weighted-average of 5.01 percent in 2024 compared to 5.02 percent in 2023 and 3.49 percent in 2022. The expected long-term rate of return on plan assets assumption used in each non-U.S. plan is determined on a plan-by-plan basis for each local jurisdiction and is based on expected future returns for the investment mix of assets currently in the portfolio for that plan. Management, in conjunction with our external financial advisors, develops expected rates of return for each plan, considers expected long-term returns for each asset category in the plan, reviews expectations for inflation for each local jurisdiction, and estimates the effect of active management of the plan's assets. Our largest non-U.S. pension plans are in the United Kingdom and Germany. The expected long-term rate of return on plan assets for the United Kingdom was 4.50 percent and the expected long-term rate of return on plan assets for Germany was 5.50 percent. Management, in conjunction with our external financial advisors, uses actual historical returns of the asset portfolio to assess the reasonableness of the expected rate of return for each plan.

The projected salary increase assumption is based on historic trends and comparisons to the external market. Higher rates of increase result in higher pension expenses. As this rate is also a long-term expected rate, it is less likely to change on an annual basis. Under the U.S. pension plan, the compensation amount was locked-in as of May 31, 2011 and thus the benefit no longer includes compensation increases. Projected salary increase assumptions for non-U.S. plans are determined in a manner consistent with the U.S. plans.

Recoverability of Long-Lived Assets

The assessment of the recoverability of long-lived assets reflects our assumptions and estimates. Factors that we must estimate when performing impairment tests include sales volume, prices, inflation, currency exchange rates, tax rates and capital spending. Significant judgment is involved in estimating these factors, and they include inherent uncertainties. The measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates and how the estimates compare to the eventual future operating performance of the specific businesses to which the assets are attributed.

Judgments made by us include the expected useful lives of long-lived assets. The ability to realize undiscounted cash flows in excess of the carrying amounts of such assets is affected by factors such as the ongoing maintenance and improvement of the assets, changes in economic conditions and changes in operating performance.

See Note 2 to the Consolidated Financial Statements for further information regarding the impairment of long-lived assets associated with the North America Flooring business that is held for sale.

Product, Environmental and Other Litigation Liabilities

As disclosed in Item 3. Legal Proceedings and in Note 1 and Note 14 to the Consolidated Financial Statements, we are subject to various claims, lawsuits and other legal proceedings. Reserves for loss contingencies associated with these matters are established when it is determined that a liability is probable and the amount can be reasonably estimated. The assessment of the probable liabilities is based on the facts and circumstances known at the time that the financial statements are being prepared. For cases in which it is determined that a liability is probable but only a range for the potential loss exists, the minimum amount of the range is recorded and subsequently adjusted as better information becomes available.

For cases in which insurance coverage is available, the gross amount of the estimated liabilities is accrued, and a receivable is recorded for any probable estimated insurance recoveries. A discussion of environmental, product and other litigation liabilities is disclosed in Item 3. Legal Proceedings and Note 14 to the Consolidated Financial Statements.

Based upon currently available facts, we do not believe that the ultimate resolution of any pending legal proceeding, individually or in the aggregate, will have a material adverse effect on our long-term financial condition. However, adverse developments and/or periodic settlements could negatively affect our results of operations or cash flows in one or more future quarters.

Income Tax Accounting

As part of the process of preparing the Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. The process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for book and tax purposes. These temporary differences result in deferred tax assets and liabilities, which are included in the Consolidated Balance Sheets. We record a valuation allowance to reduce our deferred tax assets to the amount that is more-likely-than-not to be realized. We have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. Increases in the valuation allowance result in additional expense to be reflected within the tax provision in the Consolidated Statements of Income. The valuation allowance to reduce deferred tax assets totaled $11.7 million as of November 30, 2024, and $15.6 million as of December 2, 2023.

We recognize tax benefits for tax positions for which it is more-likely-than-not that the tax position will be sustained by the applicable tax authority at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement. We do not recognize a financial statement benefit for a tax position that does not meet the more-likely-than-not threshold. We believe that our liabilities for income taxes reflect the most likely outcome. It is difficult to predict the final outcome or the timing of the resolution of any particular tax position. Future changes in judgment related to the resolution of tax positions will impact earnings in the quarter of such change. We adjust our income tax liabilities related to tax positions in light of changing facts and circumstances. Settlement with respect to a tax position would usually require cash. Based upon our analysis of tax positions taken on prior year returns and expected tax positions to be taken for the current year tax returns, we have identified gross uncertain tax positions of $15.6 million as of November 30, 2024 and $14.3 million as of December 2, 2023.

We have not recorded U.S. deferred income taxes for certain of our non-U.S. subsidiaries' undistributed earnings as such amounts are intended to be indefinitely reinvested outside of the U.S. Should we change our business strategies related to these non-U.S. subsidiaries, additional U.S. tax liabilities could be incurred. It is not practical to estimate the amount of these additional tax liabilities. See Note 11 to the Consolidated Financial Statements for further information on income tax accounting.

Acquisition Accounting

As we enter into business combinations, we perform acquisition accounting requirements including the following:

- Identifying the acquirer,
- Determining the acquisition date,
- Recognizing and measuring the identifiable assets acquired and the liabilities assumed, and
- Recognizing and measuring goodwill or a gain from a bargain purchase.

We complete valuation procedures and record the resulting fair value of the acquired assets and assumed liabilities based upon the valuation of the business enterprise and the tangible and intangible assets acquired. Enterprise value allocation methodology requires management to make assumptions and apply judgment to estimate the fair value of assets acquired and liabilities assumed. If estimates or assumptions used to complete the enterprise valuation and estimates of the fair value of the acquired assets and assumed liabilities significantly differed from assumptions made, the resulting difference could materially affect the fair value of net assets.

The calculation of the fair value of the tangible assets, including property, plant and equipment, utilizes the cost approach, which computes the cost to replace the asset, less accrued depreciation resulting from physical deterioration, functional obsolescence and external obsolescence. The calculation of the fair value of the identified intangible assets are determined using cash flow models following the income approach or a discounted market-based methodology approach. Significant inputs include estimated revenue growth rates, gross margins, operating expenses, and estimated attrition, royalty and discount rates. Goodwill is recorded as the difference in the fair value of the acquired assets and assumed liabilities and the purchase price.

Results of Operations

Net revenue

($ in millions)	2024	2023	2024 vs 2023
Net revenue	$ 3,568.7	$ 3,510.9	1.6%

We review variances in net revenue in terms of changes related to sales volume and product pricing (referred to as organic revenue growth), business acquisitions and divestitures (M&A) and changes in foreign currency exchange rates. The following table shows the net revenue variance analysis for fiscal 2024 compared to fiscal 2023.

	2024 vs 2023
Organic revenue growth	(1.0)%
M&A	3.6%
Currency	(1.0)%
Net revenue growth	1.6%

Organic revenue in 2024 compared to 2023 decreased 1.0 percent and consisted of a 9.5 percent increase in Construction Adhesives, a 4.0 percent decrease in Hygiene, Health and Consumable Adhesives and a 1.0 percent decrease in Engineering Adhesives. The decrease was driven by a 2.6 percent decrease in product pricing, partially offset by a 1.6 percent increase in sales volume. The 3.6 percent increase from M&A was due to our acquisitions that occurred during the last year. The negative 1.0 percent currency impact was primarily driven by a weaker Egyptian pound, Turkish lira, Brazilian real, Chinese renminbi and Chilean peso offset by a stronger Euro, British pound sterling and Colombian peso compared to the U.S. dollar.

Cost of sales

($ in millions)	2024	2023	2024 vs 2023
Cost of sales	$ 2,506.9	$ 2,502.0	0.2%
Percent of net revenue	70.2%	71.3%	

Cost of sales in 2024 compared to 2023 decreased 110 basis points as a percentage of net revenue. Raw material cost as a percentage of net revenue decreased 210 basis points in 2024 compared to 2023 due to lower raw material costs. Other manufacturing costs as a percentage of net revenue increased 100 basis points in 2024 compared to 2023 primarily due to a decrease in product pricing partially offset by higher sales volume.

Gross profit

($ in millions)	2024	2023	2024 vs 2023
Gross profit	$ 1,061.9	$ 1,008.9	5.3%
Percent of net revenue	29.8%	28.7%	

Gross profit in 2024 increased 5.3 percent and gross profit margin increased 110 basis points compared to 2023. The increase in gross profit margin was primarily due to a 210 basis points decrease in raw materials offset by a 100 basis point increase in other manufacturing costs.

Selling, general and administrative (SG&A) expenses

($ in millions)	2024	2023	2024 vs 2023
SG&A	$ 713.7	$ 653.8	9.2%
Percent of net revenue	20.0%	18.6%	

SG&A expenses for 2024 compared to 2023 increased 140 basis points as a percentage of net revenue. The increase is due to the impact of acquisitions and higher compensation costs, partially offset by a gain on insurance claims.

Other (expense) income, net

($ in millions)	2024	2023
Other (expense) income, net	$ (37.1)	$ 9.8

Other (expense) income, net in 2024 included a $47.3 million loss on the impairment of assets associated with our North American flooring business that is held for sale, $2.5 million of currency transaction losses, a $2.0 million loss on an equity investment and $1.6 million of other expense, partially offset by $15.9 million of net defined benefit pension benefits and a $0.4 million gain on disposal of assets. Other (expense) income, net in 2023 included $20.3 million of net defined benefit pension benefits and $1.2 of other income, partially offset by $11.6 million of currency transaction losses and a $0.1 million loss on disposal of assets.

Interest expense

($ in millions)	2024	2023
Interest expense	$ 133.1	$ 134.6

Interest expense was $133.1 million and $134.6 million in 2024 and 2023, respectively, and was lower primarily due to lower interest rates, partially offset by higher debt balances. We capitalized $1.9 million and $1.8 million of interest expense in 2024 and 2023, respectively.

Interest income

($ in millions)	2024	2023
Interest income	$ 4.7	$ 3.9

Interest income in 2024 and 2023 was $4.7 million and $3.9 million, respectively, consisting primarily of interest on cross-currency swap activity and other miscellaneous interest income.

Income tax expense:

($ in millions)	2024	2023
Income tax expense	$ 56.4	$ 93.5
Effective tax rate	30.9%	39.9%

Income tax expense of $56.4 million in 2024 includes $5.5 million of discrete tax benefit, primarily related to various foreign tax matters as well as an excess tax benefit related to U.S. stock compensation. Excluding the discrete tax benefit of $5.5 million, the overall effective tax rate was 33.9 percent.

Income tax expense of $93.5 million in 2023 includes $26.1 million of discrete tax expense, primarily related to the impact of withholding tax recorded on earnings that are no longer permanently reinvested, as well as other various U.S. and foreign tax matters. Excluding the discrete tax expense of $26.1 million, the overall effective tax rate was 28.8 percent.

The increase in the overall effective tax rate for 2024 compared to 2023, excluding the impact of discrete items, is primarily due to the change in the mix of earnings across jurisdictions.

Income from equity method investments

($ in millions)	2024	2023
Income from equity method investments	$ 4.1	$ 4.4

The income from equity method investments relates to our 50 percent ownership of the Sekisui-Fuller joint venture in Japan. The lower income for 2024 compared to 2023 is due to the lower net income in our joint venture for the year.

Net income attributable to H.B. Fuller

($ in millions)	2024	2023	2024 vs 2023
Net income attributable to H.B. Fuller	$ 130.3	$ 144.9	(10.1)%
Percent of net revenue	3.6%	4.1%	

Net income attributable to H.B. Fuller was $130.3 million in 2024 compared to $144.9 million in 2023. Diluted earnings per share were $2.30 per share in 2024 and $2.59 per share in 2023.

Operating Segment Results

We are required to report segment information in the same way that we internally organize our business for assessing performance and making decisions regarding allocation of resources. For segment evaluation by the chief operating decision maker, segment operating income is defined as gross profit less SG&A expenses. Inter-segment revenues are recorded at cost plus a markup for administrative costs. Corporate expenses, other than those included in Corporate Unallocated, are allocated to each operating segment.

We have three reportable segments: Hygiene, Health and Consumable Adhesives, Engineering Adhesives and Construction Adhesives. The tables below provide certain information regarding the net revenue and operating income of each of our operating segments. Corporate Unallocated includes business acquisition and integration costs, organizational restructuring charges and project costs related to the implementation of Project ONE.

Net Revenue by Segment

	2024		2023	
($ in millions)	Net Revenue	% of Total	Net Revenue	% of Total
Hygiene, Health and Consumable Adhesives	$ 1,546.4	43%	$ 1,601.5	46%
Engineering Adhesives	1,459.1	41%	1,428.7	41%
Construction Adhesives	563.2	16%	480.7	13%
Total	$ 3,568.7	100%	$ 3,510.9	100%

Segment Operating Income (Loss)

($ in millions)	2024		2023	
	Operating Income (Loss)	% of Total	Operating Income (Loss)	% of Total
Hygiene, Health and Consumable Adhesives	$ 187.4	54%	$ 215.1	61%
Engineering Adhesives	193.0	55%	187.3	53%
Construction Adhesives	25.3	8%	6.0	1%
Segment total	405.7	117%	408.4	115%
Corporate Unallocated	(57.5)	(17)%	(53.3)	(15)%
Total	$ 348.2	100%	$ 355.1	100%

The following table provides a reconciliation of segment operating income to income before income taxes and income from equity method investments, as reported in the Consolidated Statements of Income.

($ in millions)	2024	2023
Segment operating income	$ 348.2	$ 355.1
Other (expense) income, net	(37.1)	9.8
Interest expense	(133.1)	(134.6)
Interest income	4.7	3.9
Income before income taxes and income from equity method investments	$ 182.7	$ 234.2

Hygiene, Health and Consumable Adhesives

($ in millions)	2024	2023	2024 vs 2023
Net revenue	$ 1,546.4	$ 1,601.5	(3.4)%
Segment operating income	$ 187.4	$ 215.1	(12.9)%
Segment profit margin %	12.1%	13.4%	

The following tables provide details of Hygiene, Health and Consumable Adhesives net revenue variances:

	2024 vs 2023
Organic revenue growth	(4.0)%
M&A	2.3%
Currency	(1.7)%
Net revenue growth	(3.4)%

Net revenue decreased 3.4 percent in 2024 compared to 2023. The 4.0 decrease in organic revenue growth was attributable to a decrease in product pricing and sales volume. The 2.3 percent increase in net revenue from M&A was due to acquisitions of Beardow Adams in the second quarter of 2023 and Adhezion in the third quarter of 2023. The 1.7 percent negative currency effect was due to a weaker Egyptian pound, Turkish lira, Brazilian real and Chilean peso offset by a stronger Euro, Colombian peso and British pound sterling compared to the U.S. dollar. As a percentage of net revenue, raw material costs decreased 120 basis points due to lower raw material costs. Other manufacturing costs as a percentage of net revenue increased 100 basis points due to lower product pricing and the impact of acquisitions. SG&A expenses as a percentage of net revenue increased 150 basis points due to the impact of acquisitions, lower net revenue and higher compensation costs. Segment operating income decreased 12.9 percent and segment operating margin as a percentage of net revenue decreased 130 basis points in 2024 as compared to 2023.

Engineering Adhesives

($ in millions)	2024	2023	2024 vs 2023
Net revenue	$ 1,459.1	$ 1,428.7	2.1%
Segment operating income	$ 193.0	$ 187.3	3.0%
Segment profit margin %	13.2%	13.1%	

The following tables provide details of Engineering Adhesives net revenue variances:

	2024 vs 2023
Organic revenue growth	(1.0)%
M&A	3.7%
Currency	(0.6)%
Net revenue growth	2.1%

Net revenue increased 2.1 percent in 2024 compared to 2023. The 1.0 percent decrease in organic revenue growth was attributable to a decrease in product pricing, partially offset by an increase in sales volume. The 3.7 percent increase in net revenue from M&A was due to the acquisition of ND Industries in the second quarter of 2024. The 0.6 percent negative currency effect was due to a weaker Turkish lira, Chinese renminbi and Brazilian real offset by a stronger Euro and British pound sterling compared to the U.S. dollar. As a percentage of net revenue, raw material costs decreased 310 basis points due to lower raw material costs. Other manufacturing costs as a percentage of net revenue increased 140 basis points due to the impact of lower product pricing and the impact of acquisitions, partially offset by increased sales volume. SG&A expenses as a percentage of net revenue increased 160 basis points primarily due to the acquisition of ND Industries and higher compensation costs. Segment operating income increased 3.0 percent and segment operating margin increased 10 basis points in 2024 as compared to 2023.

Construction Adhesives

($ in millions)	2024	2023	2024 vs 2023
Net revenue	$ 563.2	$ 480.7	17.2%
Segment operating income (loss)	$ 25.3	$ 6.0	321.7%
Segment profit margin %	4.5%	1.2%	

The following tables provide details of Construction Adhesives net revenue variances:

	2024 vs 2023
Organic revenue growth	9.5%
M&A	7.5%
Currency	0.2%
Net revenue growth	17.2%

Net revenue increased 17.2 percent in 2024 compared to 2023. The 9.5 percent increase in organic revenue growth was attributable to an increase in sales volume, partially offset by a decrease in product pricing. The 7.5 percent increase in net revenue from M&A was due to the acquisitions of XChem in the third quarter of 2023, Sanglier in the fourth quarter of 2023 and HS Butyl in the third quarter of 2024. The 0.2 percent positive currency effect was due to a stronger British pound sterling compared to the U.S. dollar. As a percentage of net revenue, raw material costs decreased 80 basis points due to lower raw material costs. Other manufacturing costs as a percentage of net revenue decreased 60 basis points due to higher sales volume, partially offset by lower product pricing. SG&A expenses as a percentage of net revenue decreased 190 basis points due to increased net revenue, partially offset by the impact of acquisitions and higher compensation costs. Segment operating income increased 321.7 percent and segment operating margin as a percentage of net revenue increased 330 basis points in 2024 as compared to 2023.

Corporate Unallocated

($ in millions)	2024	2023	2024 vs 2023
Segment operating loss...	$ (57.5)	$ (53.3)	7.9%
Segment profit margin %	NMP	NMP	

NMP = Non-meaningful percentage

Corporate Unallocated includes acquisition and integration-related charges, restructuring-related charges and costs related to the implementation of Project ONE.

Segment operating loss increased 7.9 percent in 2024 compared to 2023 due to higher restructuring costs, partially offset by lower acquisition project costs and a gain on insurance claims.

Financial Condition, Liquidity and Capital Resources

Total cash and cash equivalents as of November 30, 2024 were $169.4 million compared to $179.5 million as of December 2, 2023. Total long and short-term debt was $2,010.6 million as of November 30, 2024 and $1,838.4 million as of December 2, 2023.

We believe that cash flows from operating activities will be adequate to meet our short-term and long-term liquidity and capital expenditure needs. In addition, we believe we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future. Cash available in the United States has historically been sufficient and we expect it will continue to be sufficient to fund U.S. operations, U.S. capital spending and U.S. pension and other postretirement benefit contributions in addition to funding U.S. acquisitions, dividend payments, debt service and share repurchases as needed. For those international earnings considered to be reinvested indefinitely, we currently have no intention to, and plans do not indicate a need to, repatriate these funds for U.S. operations.

Our credit agreements include restrictive covenants that, if not met, could lead to a renegotiation of our credit lines and a significant increase in our cost of financing. At November 30, 2024, we were in compliance with all covenants of our contractual obligations for outstanding indebtedness as shown in the following table:

Covenant	Debt Instrument	Measurement	Result as of November 30, 2024
Secured Total Indebtedness / TTM[1] EBITDA.........	Revolving Facility and Term Loan A Facility	Not greater than 4.50 [2]	2.3
TTM[1] EBITDA / Consolidated Interest Expense	Revolving Facility and Term Loan A Facility	Not less than 2.0	4.9

[1] TTM = trailing 12 months

[2] The Maximum Secured Leverage Ratio prior to June 1, 2024, shall be 4.75 to 1.00 and will step down to 4.50 to 1.00 with respect to quarters ending after June 1, 2024

EBITDA for covenant purposes is defined as consolidated net income, plus (i) interest expense, (ii) expense for taxes paid or accrued, (iii) depreciation and amortization, (iv) certain non-cash impairment losses, (v) extraordinary non-cash losses incurred other than in the ordinary course of business, (vi) nonrecurring extraordinary non-cash restructuring charges and the non-cash impact of purchase accounting, (vii) any non-cash charge for the excess of rent expense over actual cash rent paid due to the use of straight-line rent, non-cash charge pursuant to any management equity plan, stock option plan or any other management or employee benefit, (viii) any non-cash finance charges in respect of any pension liabilities or other provisions and income (loss) attributable to deferred compensation plans, (ix) any non-recurring or unusual cash restructuring charges and operating improvements, (x) cost savings initiative and cost synergies related to acquisitions within 12 months, (xi) non-capitalized charges relating to the Company's SAP implementation, (xii) fees, costs, expenses and charges incurred in connection with the financing, (xiii) fees, costs, expenses, make-whole or penalty payments and other similar items arising out of acquisitions, investments and dispositions, the incurrence, issuance, repayment or refinancing of indebtedness and any issuance of equity interests; minus, non-recurring or unusual non-cash gains incurred not in the ordinary course of business. Provided that the aggregate amounts that may be added back for any period pursuant to clauses (ix), (x) and (xi) shall not exceed 15% of EBITDA for such period (calculated prior to giving effect to all addbacks and adjustments). For Secured Total Indebtedness / TTM EBITDA ratio, TTM EBITDA is adjusted for the pro forma results from Material Acquisitions and Material Divestitures, both as defined in the Second Amended and Restated Credit Agreement, as if the acquisition or divestiture occurred at the beginning of the calculation period. The full definition is set forth in the Second Amended and Restated Credit Agreement the Company filed as an exhibit to its 8-K filing dated February 21, 2023.

Consolidated Interest Expense for covenant purposes is defined as the interest expense (including without limitation to the portion of capital lease obligations that constitutes imputed interest in accordance with GAAP) of the Company and its subsidiaries calculated on a consolidated basis for such period with respect to all outstanding indebtedness allocable to such period in accordance with GAAP, including net costs (or benefits) under Interest Rate Swap Agreements and commissions, discounts and other fees and charges with respect to letters of credit and the interest component of all Attributable Receivables Indebtedness.

We believe we have the ability to meet all of our contractual obligations and commitments in fiscal 2025.

Net Financial Assets (Liabilities)

($ in millions)	2024	2023
Financial assets:		
Cash and cash equivalents	$ 169.4	$ 179.5
Foreign exchange contracts	2.1	13.5
Interest rate swaps	1.8	3.6
Financial liabilities:		
Notes payable	(0.6)	(1.8)
Long-term debt	(2,010.1)	(1,836.6)
Foreign exchange contracts	(7.1)	(5.0)
Interest rate swaps	(33.0)	(41.6)
Net investment hedges	51.9	(72.6)
Net financial liabilities	$ (1,825.6)	$ (1,761.1)

Of the $169.4 million in cash and cash equivalents as of November 30, 2024, $166.4 million was held outside the U.S. Of the $166.4 million of cash held outside the U.S., earnings of $152.5 million are indefinitely reinvested outside of the U.S. It is not practical for us to determine the U.S. tax implications of the repatriation of these funds.

There are no contractual or regulatory restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds in the form of cash dividends, loans or advances to us. Our credit facilities have the following restrictions related to investments and general limitations: 1) a credit facility limitation restricting investments, loans, advances or capital contributions from Loan Parties to non-Loan Parties in excess of $150.0 million, 2) a credit facility limitation that provides total investments, loans, advances or guarantees not otherwise permitted in the credit agreement for all subsidiaries shall not exceed $150.0 million in the aggregate, 3) a credit facility limitation that provides total investments, dividends, and distributions shall not exceed the Available Amount defined in these agreements, all three of which do not apply when our secured leverage ratio is below 4.0x, and 4) typical statutory restrictions, which prohibit distributions in excess of net capital or similar tests. Additionally, we have taken the income tax position that the majority of our cash in non-U.S. locations is indefinitely reinvested.

Debt Outstanding and Debt Capacity

Notes Payable

Notes payable were $0.6 million at November 30, 2024 and $1.8 million at December 2, 2023. These amounts primarily represented various foreign subsidiaries' short-term borrowings that were not part of committed lines. The current weighted-average interest rates on these short-term borrowings were approximately 6.17 percent in 2024 and 10.75 percent in 2023.

Long-Term Debt

Long-term debt consists of a senior secured term loan ("Term Loan A") with an aggregate principal amount of $500.0 million and a senior secured term loan ("Term Loan B") with an aggregate principal amount of $994.0 million, issued pursuant to a Second Amended and Restated Credit Agreement, dated as of February 15, 2023, as amended. Interest on Term Loan A is payable at the Secured Overnight Financing Rate ("SOFR") plus an adjustment of 0.10 percent and an interest rate spread of 1.50 percent (6.17 percent at November 30, 2024). The interest rate spread is based on a secured leverage grid. Term Loan A matures on February 15, 2028. At November 30, 2024, a balance of $462.5 million was outstanding on Term Loan A. Interest on Term Loan B is payable at SOFR plus an interest rate spread of 2.00 percent with a SOFR floor of 0.50 percent (6.57 percent at November 30, 2024). Term Loan B matures on February 15, 2030. At November 30, 2024, a balance of $989.0 million was outstanding on Term Loan B. On January 12, 2023, we entered into an interest rate swap agreement (amended on February 28, 2023) to convert $400,000 of our variable rate 1-month SOFR to a fixed rate of 3.7260. On March 16, 2023, we entered into interest rate swap agreements to convert $300,000 of our 1-month SOFR rate debt to a fixed rate of 3.7210 percent and to convert $100,000 of our 1-month SOFR rate debt to a fixed rate of 3.8990 percent.

Long-term debt also consists of 10-year unsecured public notes ("10-year Public Notes") with an aggregate principal amount of $300.0 million due February 15, 2027 with a fixed coupon of 4.00 percent and 8-year unsecured public notes ("8-year Public Notes") with an aggregate principal amount of $300.0 million due October 15, 2028 with a fixed coupon of 4.25 percent. We currently have no intention to prepay the Public Notes. On February 12, 2021, we entered into an interest rate swap agreement to convert our 8-year Public Notes to a variable interest rate of 1-month LIBOR plus 3.28 percent. See Note 12 to the Consolidated Financial Statements for further discussion of this interest rate swap.

Interest payable on our long-term debt totaled $1.7 million as of November 30, 2024.

Revolving Credit Facility

We have a revolving credit agreement with a consortium of financial institutions at November 30, 2024. This revolving credit agreement creates a secured multi-currency revolving credit facility that we can draw upon to repay existing indebtedness, finance working capital needs, finance acquisitions and for general corporate purposes up to a maximum of $700.0 million. Interest on the revolving credit facility is payable at SOFR plus an adjustment of 0.10 percent and an interest rate spread of 1.50 percent (6.17 percent at November 30, 2024). A facility fee of 20 basis points of the unused commitment under the revolving credit facility is payable quarterly. The interest rate spread and the facility fee are based on a secured leverage grid. At November 30, 2024, there was no balance outstanding on the Revolving Credit Facility. The Revolving Credit Facility matures on February 15, 2028.

We are subject to mandatory prepayments in the first quarter of each fiscal year equal to 50 percent of Excess Cash Flow, as defined in our debt agreement, of the prior fiscal year less any voluntary prepayments made during that fiscal year. The Excess Cash Flow Percentage shall be reduced to 25 percent when our Secured Leverage Ratio is below 4.25:1.00 and to 0 percent when our Secured Leverage Ratio is below 3.75:1.00.

For further information related to debt outstanding and debt capacity, see Note 7 to the Consolidated Financial Statements.

Goodwill and Other Intangible Assets

As of November 30, 2024, goodwill totaled $1,532.2 million (31.1 percent of total assets) and other intangible assets, net of accumulated amortization, totaled $770.2 million (15.6 percent of total assets).

The components of goodwill and other identifiable intangible assets, net of amortization, by segment are as follows:

	2024			
($ in millions)	Hygiene, Health and Consumable Adhesives	Engineering Adhesives	Construction Adhesives	Total
Goodwill	$ 399.5	$ 726.7	$ 406.0	$ 1,532.2
Purchased technology and patents	37.5	38.1	14.0	89.6
Customer relationships	111.2	309.8	217.8	638.8
Tradenames	9.2	19.7	9.5	38.4
Other finite-lived intangible assets	1.0	-	2.0	3.0
Indefinite-lived intangible assets	-	0.5	-	0.5

	2023			
($ in millions)	Hygiene, Health and Consumable Adhesives	Engineering Adhesives	Construction Adhesives	Total
Goodwill	$ 402.6	$ 651.1	$ 432.8	$ 1,486.5
Purchased technology and patents	41.7	28.9	14.5	85.1
Customer relationships	126.8	226.9	250.6	604.3
Tradenames	11.6	13.6	10.2	35.4
Other finite-lived intangible assets	1.5	-	2.4	3.9
Indefinite-lived intangible assets	-	0.5	-	0.5

Selected Metrics of Liquidity and Capital Resources

Key metrics we monitor are net working capital as a percent of annualized net revenue, trade receivables days sales outstanding (DSO), inventory days on hand, free cash flow and debt capitalization ratio.

	November 30, 2024	December 2, 2023
Net working capital as a percentage of annualized net revenue[1]	14.5%	16.1%
Trade receivables DSO (in days)[2]	55	58
Inventory days on hand (in days)[3]	67	67
Trade accounts payable DPO (in days)[4]	68	64
Free cash flow[5]	$ 163.2	$ 259.3
Debt capitalization ratio[6]	50.8%	51.1%

[1] Net working capital (trade receivables, net of allowance for doubtful accounts plus inventory minus trade payables) divided by annualized net revenue (current quarter, multiplied by 4).

[2] Trade receivables net of allowance for doubtful accounts multiplied by 91 (13 weeks) and divided by the net revenue for the quarter.

[3] Total inventory multiplied by 91 (13 weeks) and divided by cost of sales (excluding delivery costs) for the quarter.

[4] Trade accounts payable multiplied by 91 (13 weeks) and divided by the net revenue for the quarter.

[5] Net cash provided by operating activities less purchased property, plant and equipment. See reconciliation to net cash provided by operating activities to free cash flow.

[6] Total debt divided by total debt plus total stockholders' equity.

Free cash flow, a non-GAAP financial measure, is defined as net cash provided by operating activities less purchased property, plant and equipment. Free cash flow is an integral financial measure used by the Company to assess its ability to generate cash in excess of its operating needs, therefore, the Company believes this financial measure provides useful information to investors. The following table reflects the manner in which free cash flow is determined and provides a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable financial measure calculated and reported in accordance with U.S. GAAP.

Reconciliation of "Net cash provided by operating activities" to "Free cash flow"

($ in millions)	2024	2023
Net cash provided by operating activities	$ 302.4	$ 378.4
Less: Purchased property, plant and equipment	139.2	119.1
Free cash flow	$ 163.2	$ 259.3

Summary of Cash Flows

Cash Flows from Operating Activities

($ in millions)	2024	2023
Net cash provided by operating activities	$ 302.4	$ 378.4

Net income including non-controlling interest was $130.4 million in 2024 and $145.0 million in 2023. Depreciation and amortization expense totaled $174.7 million in 2024 compared to $159.8 million in 2023. The higher depreciation and amortization expense in 2024 is related to the assets acquired in our business acquisitions.

Changes in net working capital (trade receivables, inventory and trade payables) accounted for a source of cash of $29.6 million compared to a use of cash of $103.2 million in 2024 and 2023, respectively. Following is an assessment of each of the net working capital components:

- Trade Receivables, net – Changes in trade receivables resulted in a $10.7 million and $68.7 million source of cash in 2024 and 2023, respectively. The lower source of cash in 2024 compared to 2023 was related to lower collections in the current year compared to the prior year. The DSO was 55 days at November 30, 2024 and 58 days at December 2, 2023.

- Inventory – Changes in inventory resulted in a $30.1 million use of cash in 2024 compared to a $72.6 million source of cash in 2023. The use of cash in 2024, compared to the source of cash in 2023 is due to higher inventory purchases at higher prices in 2024 compared to the prior year. Inventory days on hand were 67 days at November 30, 2024 and December 2, 2023.

- Trade Payables – Changes in trade payables resulted in a $47.9 million source of cash in 2024 compared to a $57.8 million use of cash in 2023. The source of cash in 2024 compared to the use of cash in 2023 reflects lower payments on trade payables in the current year compared to the prior year. The DPO was 68 days at November 30, 2024 and 64 days at December 2, 2023.

Contributions to our pension and other postretirement benefit plans were $2.9 million and $4.3 million in 2024 and 2023, respectively. Income taxes payable resulted in a $23.1 million use of cash and a $41.2 million source of cash in 2024 and 2023, respectively. Other assets resulted in a $17.5 million and a $7.9 million use of cash in 2024 and 2023, respectively. The higher use of cash in 2024 compared to 2023 is primarily driven by a higher increase in pension and post-retirement assets related to the year-end pension valuation compared to the prior year. Accrued compensation was a $12.7 million source of cash and a $13.8 million use of cash in 2024 and 2023, respectively, relating to higher accruals for our employee incentive plans in 2024. Other liabilities resulted in a $31.3 million use of cash and a $22.9 million source of cash in 2024 and 2023, respectively. The use of cash in 2024 compared to source of cash in 2023 was due to a decrease in hedging liabilities from interest rate swap activity in 2024 compared to an increase the prior year. In 2024, we also recorded a $47.3 million loss on the impairment of assets held for sale. Non-cash foreign currency remeasurement was a positive $9.7 million in 2024 compared to a negative $28.0 million in 2023.

Cash Flows used in Investing Activities

($ in millions)	2024	2023
Net cash used in investing activities	$ (407.1)	$ (319.2)

Purchases of property, plant and equipment were $139.2 million in 2024 compared to $119.1 million in 2023. The higher purchases in 2024 reflect the timing of capital projects and expenditures related to growth initiatives. Proceeds from the sale of property, plant and equipment were $1.2 million in 2024 compared to $5.0 million in 2023. We paid cash, net of cash acquired, of $273.9 million and $205.1 million for purchased businesses in 2024 and 2023, respectively. We received cash of $4.9 million in proceeds from insurance recoveries related to property, plant and equipment.

Cash Flows from Financing Activities

($ in millions)	2024	2023
Net cash provided by financing activities	$ 112.1	$ 35.1

In 2024, we received $1,932.9 million in proceeds and repaid $1,764.9 million of long-term debt including borrowings and repayments on our revolving credit facility and in 2023, we received $2,233.3 million in proceeds and repaid $2,126.5 million of long-term debt. See Note 7 to the Consolidated Financial Statements for further discussion of debt borrowings and repayments. Debt issuance costs of $3.5 million were paid in 2024 compared to $10.2 million paid in 2023. Cash paid for dividends were $47.6 million and $43.4 million in 2024 and 2023, respectively. Cash generated from the exercise of stock options was $35.9 million and $14.6 million in 2024 and 2023, respectively. Indirect repurchases of common stock through a net-settlement feature related to statutory minimum tax withholding upon vesting of restricted stock were $7.8 million in 2024 compared to $2.6 million in 2023. We had $31.8 of repurchases of stock from our share repurchase program in 2024 and there were no repurchases from our share repurchase program in 2023.

We expect 2025 capital expenditures to be approximately $160.0 million.

Forward-Looking Statements and Risk Factors

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words like "plan," "expect," "aim," "believe," "project," "anticipate," "intend," "estimate," "will," "should," "could" (including the negative or variations thereof) and other expressions that indicate future events and trends. These plans and expectations are based upon certain underlying assumptions, including those mentioned with the specific statements. Such assumptions are in turn based upon internal estimates and analyses of current market conditions and trends, our plans and strategies, economic conditions and other factors. These plans and expectations and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. In addition to the factors described in this report, Item 1A. Risk Factors identifies some of the important factors that could cause our actual results to differ materially from those in any such forward-looking statements. In order to comply with the terms of the safe harbor, we have identified these important factors which could affect our financial performance and could cause our actual results for future periods to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. These factors should be considered, together with any similar risk factors or other cautionary language that may be made elsewhere in this Annual Report on Form 10-K.

The list of important factors in Item 1A. Risk Factors does not necessarily present the risk factors in order of importance. This disclosure, including that under Forward-Looking Statements and Risk Factors, and other forward-looking statements and related disclosures made by us in this report and elsewhere from time to time, represents our best judgment as of the date the information is given. We do not undertake responsibility for updating any of such information, whether as a result of new information, future events, or otherwise, except as required by law. Investors are advised, however, to consult any further public company disclosures (such as in filings with the SEC or in our press releases) on related subjects.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk

We are exposed to various market risks, including changes in interest rates, foreign currency rates and prices of raw materials. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Our financial performance may be negatively affected by unfavorable economic conditions. Recessionary economic conditions may have an adverse impact on our sales volumes, pricing levels and profitability. As domestic and international economic conditions change, trends in discretionary consumer spending also become unpredictable and subject to reductions due to uncertainties about the future. A general reduction in consumer discretionary spending due to a recession in the domestic and international economies, or uncertainties regarding future economic prospects, could have a material adverse effect on our results of operations.

Interest Rate Risk

Exposure to changes in interest rates results primarily from borrowing activities used to fund operations. Committed floating rate credit facilities are used to fund a portion of operations. We believe that probable near-term changes in interest rates would not materially affect our financial condition, results of operations or cash flows. The annual impact on interest expense of a one-percentage point interest rate change on the outstanding balance of our variable rate debt, net of interest rate swap derivatives as of November 30, 2024, would have resulted in a change in net income of approximately $6.0 million or $0.11 per diluted share.

Foreign Exchange Risk

As a result of being a global enterprise, there is exposure to market risks from changes in foreign currency exchange rates. Our operating results, financial condition and net investment in foreign subsidiaries are subject to both currency translation and currency transaction risk. Approximately 55 percent of net revenue was generated outside of the United States in 2024. Principal foreign currency exposures relate to the Euro, Chinese renminbi, British pound sterling, Egyptian pound, Turkish lira, Brazilian real, Canadian dollar, Australian dollar and Mexican peso.

We enter into cross border transactions through importing and exporting goods to and from different countries and locations. These transactions generate foreign exchange risk as they create assets, liabilities and cash flows in currencies other than their functional currency. This also applies to services provided and other cross border agreements among subsidiaries. Our objective is to balance, where possible, non-functional currency denominated assets to non-functional currency denominated liabilities to have a natural hedge and minimize foreign exchange impacts.

In the event a natural hedge is not available, we take steps to minimize risks from foreign currency exchange rate fluctuations through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments. We do not enter into any speculative positions with regard to derivative instruments.

Based on 2024 financial results, a hypothetical one percent change in our cost of sales due to foreign currency rate changes would have resulted in a change in net income attributable to H.B. Fuller of approximately $8.4 million or $0.15 per diluted share. Based on 2024 financial results and foreign currency balance sheet positions as of November 30, 2024, a hypothetical overall 10 percent change in the U.S. dollar would have resulted in a change in net income of approximately $15.7 million or $0.28 per diluted share.

Raw Materials

The principal raw materials used to manufacture products include resins, polymers, synthetic rubbers, vinyl acetate monomer and plasticizers. We generally avoid sole source supplier arrangements for raw materials. While alternate supplies of most key raw materials are available, unplanned supplier production outages may lead to strained supply-demand situations for several key raw materials such as ethylene and propylene, several polymers and other petroleum derivatives such as waxes.

The purchase of raw materials is our largest expenditure. Our objective is to purchase raw materials that meet both our quality standards and production needs at the lowest total cost. Most raw materials are purchased on the open market or under contracts that limit the frequency but not the magnitude of price increases. In some cases, however, the risk of raw material price changes is managed by strategic sourcing agreements which limit price increases to increases in supplier feedstock costs, while requiring decreases as feedstock costs decline. The leverage of having substitute raw materials approved for use wherever possible is used to minimize the impact of possible price increases. Based on 2024 financial results, a hypothetical one percent change in our raw material costs would have resulted in a change in net income of approximately $12.0 million or $0.21 per diluted share.

Recently Issued Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for information concerning new accounting standards and the impact of the implementation of these standards on our financial statements.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of H.B. Fuller Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of H.B. Fuller Company and subsidiaries (the Company) as of November 30, 2024 and December 2, 2023, the related consolidated statements of income, comprehensive income (loss), total equity and cash flows for each of the three years in the period ended November 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at November 30, 2024 and December 2, 2023, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of November 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated January 23, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Goodwill for the Construction Adhesives reporting unit

Description of the Matter

At November 30, 2024, the Company had goodwill of approximately $406 million related to the Construction Adhesive reporting unit. As discussed in the notes to the consolidated financial statements, the Company performs goodwill impairment testing on an annual basis as of the beginning of the fourth quarter, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Auditing management's goodwill impairment test for the Construction Adhesives reporting unit was complex and judgmental due to the significant estimation required in determining the fair value of the reporting unit. In particular, the Company estimates fair value using the income approach which is sensitive to certain assumptions, such as forecasted revenue and related revenue growth rate, the earnings before interest, taxes, depreciation and amortization (EBITDA) margins rate, and the weighted average cost of capital which are affected by management's business plans and expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's goodwill impairment review process, including controls over management's review of the significant assumptions described above.

To test the estimated fair value of the Construction Adhesive reporting unit, we performed audit procedures that included, among others, assessing the valuation methodology used by management and testing the significant assumptions discussed above, as well as the underlying data used by the Company in its analysis. For example, we compared the significant assumptions used by management in the prospective financial information to current industry trends as well as other relevant factors. We assessed the reasonableness of the forecasted future revenue growth rate and EBITDA margins rates by comparing the forecasts to historical results and previous assumptions. We involved our valuation specialists to assist in our evaluation of the valuation models, methodologies and significant assumptions used by the Company, specifically the weighted average cost of capital.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

Minneapolis, Minnesota
January 23, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of H.B. Fuller Company

Opinion on Internal Control Over Financial Reporting

We have audited H.B. Fuller Company and subsidiaries' internal control over financial reporting as of November 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, H.B. Fuller Company and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of November 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of November 30, 2024 and December 2, 2023, the related consolidated statements of income, comprehensive income (loss), total equity and cash flows for each of the three years in the period ended November 30, 2024, and the related notes, and our report dated January 23, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
January 23, 2025

CONSOLIDATED STATEMENTS OF INCOME
H.B. Fuller Company and Subsidiaries
(In thousands, except per share amounts)

		Fiscal Years				
		November 30, 2024		**December 2, 2023**		**December 3, 2022**
Net revenue	$	**3,568,736**	$	3,510,934	$	3,749,183
Cost of sales		**(2,506,859)**		(2,502,037)		(2,785,484)
Gross profit		**1,061,877**		1,008,897		963,699
Selling, general and administrative expenses		**(713,657)**		(653,760)		(640,981)
Other (expense) income, net		**(37,115)**		9,682		12,952
Interest expense		**(133,124)**		(134,602)		(91,521)
Interest income		**4,682**		3,943		7,779
Income before income taxes and income from equity method investments		**182,663**		234,160		251,928
Income tax expense		**(56,381)**		(93,529)		(77,186)
Income from equity method investments		**4,113**		4,357		5,665
Net income including non-controlling interest		**130,395**		144,988		180,407
Net income attributable to non-controlling interest		**(139)**		(82)		(94)
Net income attributable to H.B. Fuller	$	**130,256**	$	144,906	$	180,313
Earnings per share attributable to H.B. Fuller common stockholders:						
Basic	$	**2.37**	$	2.67	$	3.37
Diluted	$	**2.30**	$	2.59	$	3.26
Weighted-average common shares outstanding:						
Basic		**54,932**		54,332		53,580
Diluted		**56,629**		55,958		55,269

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
H.B. Fuller Company and Subsidiaries
(In thousands)

	Fiscal Years		
	November 30, 2024	December 2, 2023	December 3, 2022
Net income including non-controlling interest	$ 130,395	$ 144,988	$ 180,407
Other comprehensive (loss) income			
Foreign currency translation	(74,764)	17,322	(131,806)
Defined benefit pension plans adjustment, net of tax	38,438	792	(15,063)
Interest rate swaps, net of tax	(11,216)	4,472	9,924
Cash-flow hedges, net of tax	-	-	(3,483)
Net investment hedges, net of tax	17,369	(14,107)	(40,743)
Other comprehensive (loss) income	(30,173)	8,479	(181,171)
Comprehensive income (loss)	100,222	153,467	(764)
Less: Comprehensive income attributable to non-controlling interest	481	84	33
Comprehensive income (loss) attributable to H.B. Fuller	$ 99,741	$ 153,383	$ (797)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
H.B. Fuller Company and Subsidiaries
(In thousands, except share and per share amounts)

	November 30, 2024	December 2, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 169,352	$ 179,453
Trade receivables, net	558,336	577,932
Inventories	467,498	442,040
Other current assets	104,019	112,678
Total current assets	1,299,205	1,312,103
Property, plant and equipment, net	881,927	824,655
Goodwill	1,532,221	1,486,512
Other intangibles, net	770,226	729,140
Other assets	449,665	371,165
Total assets	$ 4,933,244	$ 4,723,575
Liabilities, non-controlling interest and total equity		
Current liabilities:		
Notes payable	$ 587	$ 1,841
Trade payables	491,435	439,700
Accrued compensation	106,005	95,680
Income taxes payable	24,225	47,688
Other accrued expenses	97,038	107,902
Total current liabilities	719,290	692,811
Long-term debt, net of current maturities	2,010,052	1,836,590
Accrued pension liabilities	51,755	50,189
Other liabilities	322,299	388,072
Total liabilities	3,103,396	2,967,662
Commitments and contingencies (Note 14)		
Equity:		
H.B. Fuller stockholders' equity:		
Preferred stock (no shares outstanding) Shares authorized – 10,045,900	-	-
Common stock, par value $1.00 per share, Shares authorized – 160,000,000, Shares outstanding – 54,657,103 and 54,092,987 for 2024 and 2023, respectively	54,657	54,093
Additional paid-in capital	322,636	301,485
Retained earnings	1,924,761	1,842,507
Accumulated other comprehensive loss	(473,395)	(442,880)
Total H.B. Fuller stockholders' equity	1,828,659	1,755,205
Non-controlling interest	1,189	708
Total equity	1,829,848	1,755,913
Total liabilities, non-controlling interest and total equity	$ 4,933,244	$ 4,723,575

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF TOTAL EQUITY
H.B. Fuller Company and Subsidiaries
(In thousands)

	Common Stock		Additional Paid-in Capital		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Non-Controlling Interest		Total
	H.B. Fuller Company Shareholders											
Balance at November 27, 2021 ..		52,778		213,637	$	1,600,601	$	(270,247)	$	591	$	1,597,360
Comprehensive loss........................		-		-		180,313		(181,110)		33		(764)
Dividends		-		-		(39,555)		-		-		(39,555)
Stock option exercises..................		658		29,464		-		-		-		30,122
Share-based compensation plans other, net......................................		296		27,284		-		-		-		27,580
Repurchases of common stock		(55)		(3,894)		-		-		-		(3,949)
Balance at December 3, 2022.....	$	53,677	$	266,491	$	1,741,359	$	(451,357)	$	624	$	1,610,794
Comprehensive income		-		-		144,906		8,477		84		153,467
Dividends		-		-		(43,758)		-		-		(43,758)
Stock option exercises..................		314		14,304		-		-		-		14,618
Share-based compensation plans other, net......................................		140		23,219		-		-		-		23,359
Repurchases of common stock		(38)		(2,529)		-		-		-		(2,567)
Balance at December 2, 2023.....	$	54,093	$	301,485	$	1,842,507	$	(442,880)	$	708	$	1,755,913
Comprehensive income		-		-		130,256		(30,515)		481		100,222
Dividends		-		-		(48,002)		-		-		(48,002)
Stock option exercises..................		747		35,180		-		-		-		35,927
Share-based compensation plans other, net......................................		325		25,020		-		-		-		25,345
Repurchases of common stock		(508)		(39,049)		-		-		-		(39,557)
Balance at November 30, 2024 ..	$	**54,657**	$	**322,636**	$	**1,924,761**	$	**(473,395)**	$	**1,189**	$	**1,829,848**

CONSOLIDATED STATEMENTS of CASH FLOWS
H.B. Fuller Company and Subsidiaries
(In thousands)

	Fiscal Years		
	November 30, 2024	December 2, 2023	December 3, 2022
Cash flows from operating activities:			
Net income including non-controlling interest	$ 130,395	$ 144,988	$ 180,407
Adjustments to reconcile net income including non-controlling interest to net cash provided by operating activities:			
Depreciation	91,054	80,327	72,593
Amortization	83,656	79,514	74,383
Deferred income taxes	(36,186)	(25,114)	(15,230)
(Income) loss from equity method investments, net of dividends received	(537)	1,259	(9)
Foreign currency remeasurement	9,724	(28,011)	6,213
Loss on impairment of assets held for sale	47,267	-	-
Loss on impairment of equity investment	1,966	-	-
Gain from insurance proceeds	(4,871)	-	-
(Gain) loss on disposal of assets	(501)	59	(1,195)
Share-based compensation	21,914	19,911	24,368
Pension and other postretirement benefit plan contributions	(2,909)	(4,346)	(3,009)
Pension and other postretirement benefit plan income	(14,444)	(18,591)	(24,021)
Debt issuance cost write-off	-	2,689	-
(Gain) loss on fair value adjustment on contingent consideration liabilities	(500)	2,893	-
Change in assets and liabilities, net of effects of acquisitions:			
Trade receivables, net	10,749	68,721	(24,753)
Inventories	(30,099)	72,576	(55,772)
Other assets	(17,465)	(7,927)	46,499
Trade payables	47,915	(57,752)	(22,629)
Accrued compensation	12,653	(13,836)	1,135
Other accrued expenses	6,008	(3,070)	6,303
Income taxes payable	(23,090)	41,190	(12,873)
Other liabilities	(30,262)	22,918	4,104
Net cash provided by operating activities	302,437	378,398	256,514
Cash flows from investing activities:			
Purchased property, plant and equipment	(139,238)	(119,137)	(129,964)
Purchased businesses, net of cash acquired	(273,863)	(205,093)	(250,807)
Proceeds from sale of property, plant and equipment	1,152	5,029	1,556
Proceeds from insurance recoveries	4,871	-	-
Cash received from government grant	-	-	3,928
Net cash used in investing activities	(407,078)	(319,201)	(375,287)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	1,932,900	2,233,300	335,000
Repayment of long-term debt	(1,764,870)	(2,126,450)	(159,500)
Payment of debt issue costs	(3,493)	(10,214)	(600)
Net (payment on) proceeds from notes payable	(1,219)	(28,674)	3,455
Dividends paid	(47,598)	(43,395)	(39,207)
Contingent consideration payment	-	(1,477)	(5,000)
Proceeds from stock options exercised	35,927	14,619	30,122
Repurchases of common stock	(39,558)	(2,567)	(3,950)
Net cash provided by financing activities	112,089	35,142	160,320
Effect of exchange rate changes on cash and cash equivalents	(17,549)	5,204	(23,423)
Net change in cash and cash equivalents	(10,101)	99,543	18,124
Cash and cash equivalents at beginning of year	179,453	79,910	61,786
Cash and cash equivalents at end of year	$ 169,352	$ 179,453	$ 79,910
Supplemental disclosure of cash flow information:			
Dividends paid with company stock	$ 404	$ 363	$ 348
Cash paid for interest, net of amount capitalized of $1,859, $1,769, and $1,518 for the years ended November 30, 2024, December 2, 2023 and December 3, 2022, respectively	$ 134,743	$ 136,959	$ 83,527
Cash paid for income taxes, net of refunds	$ 123,091	$ 71,261	$ 73,449

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.B. Fuller Company and Subsidiaries
(In thousands, except share and per share amounts)

Note 1: Nature of Business and Summary of Significant Accounting Policies

Nature of Business

H.B. Fuller Company and our subsidiaries formulate, manufacture and market specialty adhesives, sealants, coatings, polymers, tapes, encapsulants, additives and other specialty chemical products globally, with sales operations in 35 countries in North America, Europe, Latin America, Asia Pacific, India, the Middle East and Africa.

We have three reportable segments: Hygiene, Health and Consumable Adhesives, Engineering Adhesives and Construction Adhesives. In 2024, as a percentage of total net revenue by operating segment, Hygiene, Health and Consumable Adhesives accounted for 43 percent, Engineering Adhesives 41 percent and Construction Adhesives 16 percent.

Our Hygiene, Health and Consumable Adhesives operating segment produces and supplies a full range of specialty industrial adhesives such as thermoplastic, thermoset, reactive, water-based and solvent-based products for applications in various markets, including packaging (food and beverage containers, flexible packaging, consumer goods, package integrity and re-enforcement, and non-durable goods), converting (corrugation, folding carton, tape and label, paper converting, envelopes, books, multi-wall bags, sacks, and tissue and towel), nonwoven and hygiene (disposable diapers, feminine care and medical garments) and health and beauty.

Our Engineering Adhesives operating segment produces and supplies high performance industrial adhesives such as reactive, light cure, two-part liquids, polyurethane, silicone, film and fast cure products to the durable assembly (appliances and filters), performance wood (windows, doors and wood flooring) and textile (footwear and sportswear), transportation, electronics, clean energy, aerospace and defense, appliance, heavy machinery and insulating glass markets.

Our Construction Adhesives operating segment includes products used for tile setting (adhesives, grouts, mortars, sealers and levelers), the commercial roofing industry (pressure-sensitive adhesives, tapes and sealants) and heating, ventilation and air conditioning and insulation applications (duct sealants, weather barriers and fungicidal coatings and block fillers). This operating segment also includes caulks and sealants for the consumer market and professional trade, sold through retailers, primarily in Australia.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of H.B. Fuller Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which we exercise significant influence, but which we do not control, are accounted for in the Consolidated Financial Statements under the equity method of accounting. As such, consolidated net income includes our equity portion in current earnings of such companies, after elimination of intercompany profits. Investments in which we do not exercise significant influence (generally less than a 20 percent ownership interest) are accounted for using the measurement alternative.

Our 50 percent ownership in Sekisui-Fuller Company, Ltd., our Japan joint venture, is accounted for under the equity method of accounting as we do not exercise control over the investee. In fiscal years 2024, 2023 and 2022, this equity method investment was not significant as defined in Regulation S-X under the Securities Exchange Act of 1934. As such, financial information as of November 30, 2024, December 2, 2023, and December 3, 2022 for Sekisui-Fuller Company, Ltd. is not required.

Our fiscal year ends on the Saturday closest to November 30. Fiscal year-end dates were November 30, 2024, December 2, 2023, and December 3, 2022 for 2024, 2023 and 2022, respectively. Every five or six years we have a 53rd week in our fiscal year. 2022 was a 53-week year.

Use of Estimates

Preparation of the Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

We sell a variety of adhesives, sealants and other specialty chemical products to a diverse customer base. The vast majority of our arrangements contain a single performance obligation to transfer manufactured goods to the customer as governed by an individual purchase order.

We recognize revenue at the amount of consideration to which we expect to be entitled in exchange for transferring the promised goods to the customer. The transaction price includes an estimation of any variable amounts of consideration to which we will be entitled. The most common forms of variable consideration within our arrangements are customer rebates, which are recorded as a reduction to revenue at the time of the initial sale using the expected value method. The expected value method is the sum of probability-weighted amounts in a range of possible consideration amounts and is based on a consideration of historical, current and forecast information. Changes in estimates are updated each reporting period. There are no material instances where variable consideration is constrained and not recorded at the initial time of sale. Product returns are recorded as a reduction to revenue based on historical experience and anticipated sales returns that occur in the normal course of business. We primarily have assurance-type warranties that do not result in separate performance obligations. We have elected to present revenue net of sales and other similar taxes.

We recognize revenue when control of goods is transferred to the customer. For the vast majority of our arrangements, control transfers at a point in time either upon shipment or upon delivery of the goods to the customer. The timing of transfer of control is determined considering the timing of the transfer of legal title, physical possession, and risks and rewards of goods to the customer.

We record shipping and handling revenue in net revenue and outbound shipping and handling costs in cost of goods sold. The majority of our shipping and handling activities are performed prior to transfer of control of the goods to the customer. For those arrangements where we provide shipping and handling services after control of the goods has transferred to the customer, we have elected the practical expedient allowed under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 606 to account for these activities as a fulfillment cost rather than as a separate performance obligation.

Provisions for sales returns are estimated based on historical experience and are adjusted for known returns, if material. Customer incentive programs (primarily volume purchase rebates) and arrangements such as cooperative advertising, slotting fees and buy-downs are recorded as a reduction of net revenue in accordance with ASC 606. Customer incentives recorded in the Consolidated Statements of Income as a reduction of net revenue were $43,548, $35,896 and $50,146 in 2024, 2023 and 2022, respectively.

For certain products, consigned inventory is maintained at customer locations. For this inventory, revenue is recognized in the period that the inventory is consumed. Sales to distributors require a distribution agreement or purchase order. As a normal practice, distributors do not have a right of return.

Cost of Sales

Cost of sales includes raw materials, container costs, direct labor, manufacturing overhead, freight costs and other less significant indirect costs related to the production of our products.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses include sales and marketing, research and development, technical and customer service, finance, legal, human resources, general management and similar expenses.

Income Taxes

The income tax provision is computed based on income before income from equity method investments included in the Consolidated Statement of Income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Enacted statutory tax rates applicable to future years are applied to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances reduce deferred tax assets when it is not more-likely-than-not that a tax benefit will be realized. See Note 11 for further information.

Acquisition Accounting

As we enter into business combinations, we perform acquisition accounting requirements including the following:

- Identifying the acquirer,
- Determining the acquisition date,
- Recognizing and measuring the identifiable assets acquired and the liabilities assumed, and
- Recognizing and measuring goodwill or a gain from a bargain purchase

We complete valuation procedures and record the resulting fair value of the acquired assets and assumed liabilities based upon the valuation of the business enterprise and the tangible and intangible assets acquired. Enterprise value allocation methodology requires management to make assumptions and apply judgment to estimate the fair value of assets acquired and liabilities assumed. If estimates or assumptions used to complete the enterprise valuation and estimates of the fair value of the acquired assets and assumed liabilities significantly differed from assumptions made, the resulting difference could materially affect the fair value of net assets.

The calculation of the fair value of the tangible assets, including property, plant and equipment, utilizes the cost approach, which computes the cost to replace the asset, less accrued depreciation resulting from physical deterioration, functional obsolescence and external obsolescence. The calculation of the fair value of the identified intangible assets is determined using cash flow models following the income approach or a discounted market-based methodology approach. Significant inputs include estimated revenue growth rates, gross margins, operating expenses and estimated attrition, royalty and discount rates. Goodwill is recorded as the difference in the fair value of the acquired assets and assumed liabilities and the purchase price.

Cash Equivalents

Cash equivalents are highly liquid instruments with an original maturity of three months or less. We review cash and cash equivalent balances on a bank by bank basis to identify book overdrafts. Book overdrafts occur when the amount of outstanding checks exceed the cash deposited at a given bank. Book overdrafts, if any, are included in trade payables in our Consolidated Balance Sheets and in operating activities in our Consolidated Statements of Cash Flows.

Restrictions on Cash

There were no restrictions on cash as of November 30, 2024 or December 2, 2023. There are no contractual or regulatory restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds to us, except for typical statutory restrictions which prohibit distributions in excess of net capital or similar tests. The majority of our cash in non-U.S. locations is considered indefinitely reinvested.

Trade Receivables and Allowances

Trade receivables are recorded at the invoiced amount and do not bear interest. Allowances are maintained for doubtful accounts, credits related to pricing or quantities shipped and early payment discounts. The allowance for doubtful accounts includes an estimate of future uncollectible receivables based on the aging of the receivable balance and our collection experience. The allowance also includes specific customer accounts when it is probable that the full amount of the receivable will not be collected. Current expectations of future credit losses using market and industry data are considered in the specific customer accounts. See Note 4 for further information.

Inventories

Inventories are recorded at cost as determined by the weighted-average cost method and are valued at the lower of cost or net realizable value.

Investments

Investments with a value of $9,814 and $9,334 represent the cash surrender value of life insurance contracts as of November 30, 2024 and December 2, 2023, respectively. These assets are held to primarily support supplemental pension plans and are recorded in other assets in the Consolidated Balance Sheets. The corresponding gain or loss associated with these contracts is reported in earnings each period as a component of selling, general and administrative expenses.

Equity Investments

Investments in an entity where we own less than 20% of the voting stock of the entity and do not exercise significant influence over operating and financial policies of the entity are accounted for using the measurement alternative at cost less impairment plus or minus observable price changes in orderly transactions. We have a policy in place to review our investments at least annually, to evaluate the accounting method and identify observable price changes that could indicate impairment. If we believe that an impairment exists, it is our policy to calculate the fair value of the investment and recognize as impairment any amount by which the carrying value exceeds the fair value of the investment. We recognized impairment of $339 and $303 for the years ended November 30, 2024 and December 3, 2022, respectively, and did not have any impairment of our equity investments for the year ended December 2, 2023. The book value of the equity investments was $1,023 and $1,362 as of November 30, 2024 and December 2, 2023, respectively and are presented in Other assets in the Consolidated Balance Sheets.

Property, Plant and Equipment

Property, plant and equipment are carried at cost and depreciated over the useful lives of the assets using the straight-line method. Estimated useful lives range from 20 to 40 years for buildings and improvements, 3 to 20 years for machinery and equipment, and the shorter of the lease or expected life for leasehold improvements. Fully depreciated assets are retained in property and accumulated depreciation accounts until removed from service. Upon disposal, assets and related accumulated depreciation are removed. Upon sale of an asset, the difference between the proceeds and remaining net book value is charged or credited to other (expense) income, net on the Consolidated Statements of Income. Expenditures that add value or extend the life of the respective assets are capitalized, while expenditures that are typical recurring repairs and maintenance are expensed as incurred. Interest costs associated with construction and implementation of property, plant and equipment of $1,859, $1,769 and $1,518 were capitalized in 2024, 2023 and 2022, respectively.

Goodwill

We evaluate our goodwill for impairment annually at the beginning of the fourth quarter or earlier upon the occurrence of substantive unfavorable changes in economic conditions, industry trends, costs, cash flows or ongoing declines in market capitalization. The quantitative impairment test requires judgment, including the identification of reporting units, the assignment of assets, liabilities and goodwill to reporting units, and the determination of fair value of each reporting unit. The impairment test requires the comparison of the fair value of each reporting unit with its carrying amount, including goodwill. In performing the impairment test, we determined the fair value of our reporting units through the income approach by using discounted cash flow ("DCF") analyses. Determining fair value requires the Company to make judgments about appropriate discount rates, perpetual growth rates and the amount and timing of expected future cash flows. The cash flows employed in the DCF analysis for each reporting unit are based on the reporting unit's budget, long-term business plan and recent operating performance. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting unit and market conditions. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, an impairment charge is recorded for any excess of the carrying value over the estimated fair value. Based on the analysis performed for our fiscal 2024 annual impairment test, there were no indications of impairment for any of our reporting units. See Note 5 for further information.

Intangible Assets

Intangible assets include patents, customer lists, technology, trademarks and other intangible assets acquired from independent parties and are amortized on a straight-line basis with estimated useful lives ranging from 2 to 20 years. The straight-line method of amortization of these assets reflects an appropriate allocation of the costs of the intangible assets to earnings in proportion to the amount of economic benefits obtained in each reporting period.

Impairment of Long-Lived Assets

Our long-lived assets are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be measured and recognized when the carrying amount of an asset (asset group) exceeds the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and its eventual disposition. The impairment loss to be recorded would be the excess of the asset's carrying value over its fair value. Fair value is generally determined using a DCF analysis or other valuation technique. Costs related to internally developed intangible assets are expensed as incurred.

Foreign Currency Translation

Assets and liabilities of non-U.S. functional currency entities are translated to U.S. dollars at period-end exchange rates, and the resulting gains and losses arising from the translation of those net assets are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive income (loss) in stockholders' equity. Revenues and expenses are translated using average exchange rates during the year. Foreign currency transaction gains and losses are included in other (expense) income, net in the Consolidated Statements of Income.

We consider a subsidiary's sales price drivers, currency denomination of sales transactions and inventory purchases to be the primary indicators in determining a foreign subsidiary's functional currency. Our subsidiaries in certain European countries have a functional currency different than their local currency. All other foreign subsidiaries, which are located in North America, Latin America, Europe, India, the Middle East and Africa ("EIMEA") and Asia Pacific, have the same local and functional currency.

Pension and Other Postretirement Benefits

We sponsor defined-benefit pension plans in both the U.S. and non-U.S. entities. Also in the U.S., we sponsor other postretirement plans for health care and life insurance benefits. Expenses and liabilities for the pension plans and other postretirement plans are actuarially calculated. These calculations are based on our assumptions related to the discount rate, expected return on assets, projected salary increases, health care cost trend rates and mortality rates. The discount rate assumption is determined using an actuarial yield curve approach, which results in a discount rate that reflects the characteristics of the plan. The approach identifies a broad population of corporate bonds that meet the quality and size criteria for the particular plan. We use this approach rather than a specific index that has a certain set of bonds that may or may not be representative of the characteristics of our particular plan. Our expected long-term rate of return on U.S. plan assets was based on our target asset allocation assumption of 55 percent equities and 45 percent fixed income. Management, in conjunction with our external financial advisors, determines the expected long-term rate of return on plan assets by considering the expected future returns and volatility levels for each asset class that are based on historical returns and forward-looking observations. The expected long-term rate of return on plan assets assumption used in each non-U.S. plan is determined on a plan-by-plan basis for each local jurisdiction and is based on expected future returns for the investment mix of assets currently in the portfolio for that plan. Management, in conjunction with our external financial advisors, develops expected rates of return for each plan, considers expected long-term returns for each asset category in the plan, reviews expectations for inflation for each local jurisdiction, and estimates the impact of active management of the plan's assets. Note 10 includes disclosure of assumptions employed in these measurements for both the non-U.S. and U.S. plans.

Asset Retirement Obligations

We recognize asset retirement obligations ("ARO") in the period in which we have an existing legal obligation associated with the retirement of a tangible long-lived asset, and the amount can be reasonably estimated. The ARO is recognized at fair value when the liability is incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset. We have recognized a liability related to special handling of asbestos related materials in certain facilities for which we have plans or expectation of plans to undertake a major renovation or demolition project that would require the removal of asbestos or have plans or expectation of plans to exit a facility. In addition, we have determined that we have facilities with some level of asbestos that will require abatement action in the future. Once the probability and timeframe of an action are determined, we apply certain assumptions to determine the related liability and asset. These assumptions include the use of inflation rates, the use of credit adjusted risk-free discount rates and the estimation of costs to handle asbestos related materials. The recorded liability is required to be adjusted for changes resulting from the passage of time and/or revisions to the timing or the amount of the original estimate. The asset retirement obligation liability was $3,321 and $3,147 at November 30, 2024 and December 2, 2023, respectively.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made, or remedial efforts are probable, and the costs can be reasonably estimated. The timing of these accruals is generally no later than the completion of feasibility studies.

Contingent Consideration Liability

Concurrent with business acquisitions, we enter into agreements that require us to pay the sellers a certain amount based upon a formula related to the entity's financial results. The change in fair value of the contingent consideration liability is recorded in SG&A expenses in the Consolidated Statements of Income.

Share-based Compensation

We have various share-based compensation programs which provide for equity awards, including non-qualified stock options, incentive stock options, restricted stock units, performance awards and deferred compensation. We use the straight-line attribution method to recognize compensation expense associated with share-based awards based on the fair value on the date of grant, net of the estimated forfeiture rate. Expense is recognized over the requisite service period related to each award, which is the period between the grant date and the earlier of the award's stated vesting term or the date the employee is eligible for early retirement based on the terms of the plan. The fair value of stock options is estimated using the Black-Scholes option pricing model. All of our stock compensation expense is recorded in SG&A expenses in the Consolidated Statements of Income. See Note 9 for additional information.

Earnings per Share

Basic earnings per share is calculated by dividing net income attributable to H.B. Fuller by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per share is based upon the weighted-average number of common and common equivalent shares outstanding during the applicable period. The difference between basic and diluted earnings per share is attributable to share-based compensation awards. We use the treasury stock method to calculate the effect of outstanding awards, which computes total employee proceeds as the sum of (a) the amount the employee must pay upon exercise of the award and (b) the amount of unearned share-based compensation costs attributed to future services. Share-based compensation awards for which total employee proceeds exceed the average market price over the applicable period have an antidilutive effect on earnings per share, and accordingly, are excluded from the calculation of diluted earnings per share. The computations for basic and diluted earnings per share are as follows:

(in thousands, except per share data)	2024	2023	2022
Net income attributable to H.B. Fuller	$ 130,256	$ 144,906	$ 180,313
Weighted-average common shares – basic	54,932	54,332	53,580
Equivalent shares from share-based compensation plans	1,697	1,626	1,689
Weighted-average common and common equivalent shares – diluted	56,629	55,958	55,269
Basic earnings per share	$ 2.37	$ 2.67	$ 3.37
Diluted earnings per share	$ 2.30	$ 2.59	$ 3.26

Share-based compensation awards for 853,398, 1,089,054 and 707,197 shares for 2024, 2023 and 2022, respectively, were excluded from the diluted earnings per share calculation because they were antidilutive.

Financial Instruments and Derivatives

As a part of our ongoing operations, we are exposed to market risks such as changes in foreign currency exchange rates and interest rates. To manage these risks, we may enter into derivative transactions pursuant to our established policies.

Our objective is to balance, where possible, non-functional currency denominated assets to non-functional currency denominated liabilities to have a natural hedge and minimize foreign exchange impacts. We minimize risks from foreign currency exchange rate fluctuations through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments. Derivatives consisted primarily of forward currency contracts used to manage foreign currency denominated assets and liabilities. For derivative instruments outstanding that were not designated as hedges for accounting purposes, the gains and losses related to mark-to-market adjustments were recognized as other income or expense in the income statement during the periods the derivative instruments were outstanding. To manage exposure to currency rate movements on expected cash flows, the Company may enter into cross-currency swap agreements.

The Company manages interest expense using a mix of fixed and floating rate debt. To manage exposure to interest rate movements and to reduce borrowing costs, the Company may enter into interest rate swap agreements.

Changes in the fair values of derivatives are recorded in net earnings or other comprehensive income, based on the type of derivative, and whether the instrument is designated and effective as a hedge transaction. Gains or losses on derivative instruments reported in accumulated other comprehensive income (loss) are reclassified to earnings in the period the hedged item affects earnings. Any ineffectiveness is recognized in earnings in the current period. We maintain master netting arrangements that allow us to net settle contracts with the same counterparties; we do not elect to offset amounts in our Consolidated Balance Sheet. These arrangements generally do not call for collateral. We do not enter into any speculative positions with regard to derivative instruments. See Note 12 for further information regarding our financial instruments.

Purchase of Company Common Stock

Under the Minnesota Business Corporation Act, repurchased stock is included in authorized shares, but is not included in shares outstanding. The excess of the repurchase cost over par value is charged to additional paid-in capital. When additional paid-in capital is exhausted, the excess reduces retained earnings. We indirectly repurchased 93,102, 113,868 and 49,869 shares of common stock in 2024, 2023 and 2022, respectively, through a net-settlement feature in connection with the statutory minimum tax withholding related to vesting of restricted stock. We repurchased 407,400 shares of common stock from our share repurchase program in 2024. No shares were repurchased from our share repurchase program in 2023 and 2022.

Supplier Finance Program

We have agreements with third parties to provide supplier finance programs which facilitate participating suppliers' ability to finance payment obligations of the Company with designated third-party financial institutions. Participating suppliers may, at their sole discretion, elect to finance one or more payment obligations of the Company prior to their scheduled due dates at a discounted price to participating financial institutions. The Company has no economic interest in the sale of these suppliers' receivables and no direct financial relationship with the financial institutions concerning these services. The Company's obligations to its suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers' decisions to finance amounts under these arrangements. The outstanding payment obligations that were confirmed as valid and remained outstanding as of November 30, 2024 were approximately $5,233. These obligations under the Company's supplier finance programs are included in Accounts Payable in the Consolidated Balance Sheets, and the associated payments are reflected in the cash flows from operating activities section of the Consolidated Statements of Cash Flows.

The following table summarizes the outstanding obligations confirmed as valid under the Company's supplier finance programs for the year ended November 30, 2024:

	2024
Confirmed obligations outstanding, beginning of year	$ 980
Invoices confirmed during the year	29,518
Confirmed invoices paid during the year	(25,265)
Confirmed obligations outstanding, end of year	$ 5,233

Business Interruption Insurance Proceeds

The company made insurance claims to recover lost margin and additional costs incurred in connection with a fire at our Tucker production facility in June 2022 and unprecedented freezing weather that impacted our Texas facilities in February 2021. During the year ended November 30, 2024, the Company received business interruption insurance recovery payments of $2,393, which have been recorded in selling, general and administrative expenses. The insurance claims were fully settled in September 2024.

New Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update ("ASU") No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires additional disclosure of the nature of expenses included in our Consolidated Financial Statements. Our effective date of this ASU is our fiscal year ending December 2, 2028. We are evaluating the effect this guidance will have on our Consolidated Finance Statements.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU requires entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. This guidance requires public entities to disclose in their rate reconciliation table additional categories of information about federal, state, and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. Our effective date of this ASU is our fiscal year ending November 28, 2026. We are evaluating the effect that this guidance will have on our Consolidated Financial Statements.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This ASU requires enhanced disclosures regarding significant segment expenses and other segment items. The guidance requires public entities to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Our effective date of this ASU is our fiscal year ending November 29, 2025. We are evaluating the effect that this guidance will have on our Consolidated Financial Statements.

In September 2022, the FASB issued ASU No. 2022-04, *Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations*. This ASU requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of the financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. To achieve that objective, the buyer should disclose qualitative and quantitative information about its supplier finance programs. ASU 2022-04 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the requirement on roll-forward information which is an annual requirement. During the first quarter of our fiscal year ending November 30, 2024, we adopted ASU 2022-04. See *Supplier Finance Program* for further information.

Recently issued accounting standards or pronouncements not disclosed above have been excluded as they are not relevant to the Company.

Note 2: Acquisitions and Divestiture

Acquisitions

HS Butyl Limited

On August 5, 2024, we acquired HS Butyl Limited ("HS Butyl") for a purchase price of 18,148 British pound sterling, or approximately $23,180 which was funded through existing cash. This includes a holdback amount of 2,700 British pound sterling that will be paid on the 18-month anniversary of the closing date. HS Butyl, headquartered in Lymington, England, is the United Kingdom's largest manufacturer and distributor of high-quality butyl tapes, which provide strong, permanent, watertight seals for a wide variety of applications within the construction, infrastructure, automotive and renewable energy industries. The acquisition of HS Butyl establishes our presence in the European waterproofing tape market, expanding our position as a solution provider to existing customers. It also expands our relevance to more markets and creates opportunities to deliver new, in-demand solutions for our customers, given the technology's relevance to multiple high-value applications. The acquisition fair value measurement was preliminary as of November 30, 2024, and includes other intangible assets of $6,412, goodwill of $3,233 and other net assets of $13,535. Goodwill represents expected synergies from combining HS Butyl with our existing business. Goodwill is not deductible for tax purposes. HS Butyl is included in our Construction Adhesives operating segment.

ND Industries, Inc.

On May 20, 2024, we acquired the assets of ND Industries, Inc. ("ND Industries") for a base purchase price of $254,037 which was funded through borrowings on our credit facility and existing cash. ND Industries, headquartered in Clawson, Michigan, is a leading provider of specialty adhesives and fastener locking and sealing solutions serving customers in the automotive, electronics, aerospace and other industries. The acquisition of ND Industries is expected to accelerate the realization of our top growth priorities, consistent with our strategy to proactively drive capital allocation to the highest margin, highest growth market segments within the functional coatings, adhesives, sealants and elastomer industry. The acquisition fair value measurement was preliminary as of November 30, 2024. ND Industries is included in our Engineering Adhesives operating segment.

During the three months ended November 30, 2024, intangible assets decreased $2,200, goodwill decreased $2,591, and other net assets increased $3,094 in the fair value measurement of ND Industries. The following table summarizes the fair value measurement of the assets acquired and liabilities assumed as of the date of acquisition:

	Amounts
Current assets	$ 17,085
Property, plant and equipment	26,044
Goodwill	81,268
Other intangibles	
Customer relationships	110,100
Trademarks/trade names	8,700
Technology	13,600
Other assets	13
Current liabilities	(2,773)
Total	$ 254,037

The expected useful lives of the acquired intangible assets are 15 years for technology, 13 years for customer relationships and ten years for trademarks and tradenames. Based on the fair value measurement of the assets acquired and liabilities assumed, we allocated $81,268 to goodwill for the expected synergies from combining ND Industries with our existing business. Such goodwill is deductible for tax purposes.

Sanglier Ltd.

On September 8, 2023, we acquired the assets of Sanglier Ltd. ("Sanglier") for a base purchase price of 13,361 British pound sterling, or approximately $16,660 which was funded through existing cash. This includes a holdback amount of 2,100 British pound sterling that will be paid on the 18-month anniversary of the closing date. Sanglier, headquartered in Mansfield, United Kingdom, is a manufacturer and filler of sprayable (aerosol and cannister) industrial adhesives. The acquisition of Sanglier expands our innovation capabilities and product portfolio across the United Kingdom and Europe. Sanglier transforms adhesives applications to enable sprayable delivery providing end users with an opportunity to greatly improve labor efficiency. The acquisition fair value measurement was final as of August 31, 2024 and includes other intangible assets of $7,354, goodwill of $3,038 and other net assets of $6,261. Goodwill represents expected synergies from combining Sanglier with our existing business. Goodwill is deductible for tax purposes. Sanglier is included in our Construction Adhesives operating segment.

Adhezion Biomedical LLC

On June 23, 2023, we acquired Adhezion Biomedical LLC ("Adhezion") for a base purchase price of $80,802 which was funded through borrowings on our credit facility. This includes a holdback amount of $780 that was paid on the 12-month anniversary of the closing date. The agreement includes a payment of contingent consideration up to $15,000 following the completion of certain performance goals and conditions. Adhezion, headquartered in Hudson, North Carolina, is a manufacturer of cyanoacrylate-based healthcare adhesives and infection prevention products. The acquisition of Adhezion positions us for expansion in the healthcare adhesives industry and creates a solid, unique platform from which to scale and innovate in the healthcare adhesives industry. The acquisition fair value measurement was final as of June 1, 2024 and includes other intangible assets of $38,500, goodwill of $37,589 and other net assets of $4,713. Goodwill represents expected synergies from combining Adhezion with our existing business. The amount of goodwill that is deductible for tax purposes is $25,717. Adhezion is included in our Hygiene, Health and Consumable Adhesives operating segment.

XChem International LLC

On June 12, 2023, we acquired XChem International LLC ("XChem") for a base purchase price of approximately $14,496 which was funded through borrowings on our credit facility. This includes a holdback amount of $1,650, half of which was paid on the 12-month anniversary of the closing date and half to be paid on the 18-month anniversary of the closing date. XChem, headquartered in Ras Al-Khaimah, United Arab Emirates, is a manufacturer of adhesives and sealants for construction-related applications. The acquisition of XChem provides our Construction Adhesives global business with additional manufacturing presence for certain brands outside the U.S. and broadens our Construction Adhesives portfolio of highly specified applications and diversifies it toward both non-U.S. and infrastructure-oriented markets. The acquisition fair value measurement was final as of June 1, 2024 and includes other intangible assets of $4,600, goodwill of $4,318 and other net assets of $5,578. Goodwill represents expected synergies from combining XChem with our existing business. Goodwill is not deductible for tax purposes. XChem is included in our Construction Adhesives operating segment.

Beardow Adams Holdings Ltd.

On May 1, 2023, we acquired Beardow Adams Holdings Ltd. ("Beardow Adams") for a total purchase price of 80,738 British pound sterling, or approximately $100,885, which was funded through borrowings on our credit facility. This includes a holdback amount of 8,000 British pound sterling that was paid on the 18-month anniversary of the closing date. Beardow Adams, based in the United Kingdom, develops and manufactures adhesives, sealants and coatings, principally in the fields of packaging and related applications. The acquisition of Beardow Adams is expected to accelerate profitable growth in many of our core end markets and generate business synergies through better raw material pricing, production optimization and an expanded distribution platform. The acquisition fair value measurement was final as of June 1, 2024 and includes other intangible assets of $35,425, goodwill of $28,148 and other net assets of $37,312. Goodwill represents expected synergies from combining Beardow Adams with our existing business. The amount of goodwill that is deductible for tax purposes is $3,561. The remaining goodwill is not deductible for tax purposes. Beardow Adams is included in our Hygiene, Health and Consumable Adhesives operating segment.

Aspen Research Corporation

On January 31, 2023, we acquired the assets of Aspen Research Corporation ("Aspen") for a total purchase price of $9,761, which was funded through existing cash. This includes a holdback amount of $500 that was paid on the 18-month anniversary of the closing date. Aspen, located in Maple Grove, Minnesota, is a contract research organization that develops and manufactures innovative solutions for some of the adhesives used in our insulating glass market. Aspen is known for their superior understanding of materials science, engineering and analytical testing and specializes in custom materials manufacturing for chemicals and adhesives products. The acquisition of Aspen is expected to expand our Engineering Adhesives footprint in North America and strengthen our capabilities in the insulating glass market, in addition to bringing additive continuous flow and process manufacturing capabilities that we plan to leverage. The acquisition fair value measurement was final as of December 2, 2023 and includes other intangible assets of $4,900, goodwill of $3,832 and other net assets of $1,029. Goodwill represents expected synergies from combining Aspen with our existing business. Goodwill is deductible for tax purposes. Aspen is included in our Engineering Adhesives operating segment.

Lemtapes Oy

On December 15, 2022, we acquired Lemtapes Oy ("Lemtapes") for a total purchase price of 8,922 Euro, or approximately $9,482 which was funded through existing cash. This includes a holdback amount of 850 Euro that was paid on the 18-month anniversary of the closing date. Lemtapes, located in Valkeakoski, Finland, is a solutions provider of ecological, innovative tapes and adhesives for the packaging and plywood industries. The acquisition of Lemtapes is expected to reinforce our strategic position in Europe, especially for our adhesives coated solutions products. This acquisition will also accelerate our growth strategy of fast-growing, high margin businesses while adding technology capabilities and strong customer relationships. The acquisition fair value measurement was final as of December 2, 2023 and includes other intangible assets of $5,526, goodwill of $3,028 and other net assets of $928. Goodwill represents expected synergies from combining Lemtapes with our existing business. Goodwill is not deductible for tax purposes. Lemtapes is included in our Hygiene, Health and Consumable Adhesives operating segment.

All acquisitions, individually and in the aggregate, are not material and therefore pro forma financial information is not provided.

Divestiture

North America Flooring

During the fourth quarter of the year ended November 30, 2024, we committed to a plan to sell our North American Flooring business, which is included in our Construction Adhesives segment. The sale of this business was completed on December 2, 2024. The assets and liabilities of this business are classified as held for sale and are included in their corresponding categories in the Consolidated Balance Sheets as of November 30, 2024.

Assets and liabilities held for sale are required to be recorded at the lower of carrying value or fair value, less costs to sell in accordance with ASC 360, *Impairment or Disposal of Long Lived Assets.* We measured the fair value of these assets and liabilities primarily using observable inputs at the measurement date, and determined their carrying value was greater than the fair value less costs to sell. Accordingly, we recorded a pre-tax loss on assets held for sale of $47,267. Included in this amount is $32,079 for goodwill impairment, $6,109 for net intangible impairment and $9,079 for net property, plant and equipment impairment. The loss is recorded in other (expense) income, net in the Consolidated Statements of Income for the year ended November 30, 2024.

The following table summarizes the condensed assets and liabilities held for sale:

	November 30, 2024
Trade receivables, net	$ 19,888
Inventories	27,587
Other current assets	321
Property, plant and equipment, net	37,429
Other intangibles, net	12,673
Other assets	2,343
Trade payables	(16,110)
Other accrued expenses	(5,548)
Other liabilities	(1,707)
Total	$ 76,876

Note 3: Restructuring Actions

During fiscal year 2023, the Company approved restructuring plans (the "Plans") related to organizational changes and other actions to optimize operations and integrate acquired businesses. The Plans began to be implemented in the second quarter of fiscal year 2023 and are currently expected to be completed during fiscal year 2026, with the majority of the charges recognized and cash payments occurring in fiscal 2023 and 2024. In implementing the Plans, the Company currently expects to incur pre-tax costs of approximately $60,000 to $65,000 for severance and related employee costs globally, other restructuring costs related to the streamlining of processes and the payment of anticipated income taxes in certain jurisdictions related to the Plans.

The following table summarizes the pre-tax distribution of charges under these restructuring plans by income statement classification:

	November 30, 2024	December 2, 2023	December 3, 2022
Cost of sales	$ 12,263	$ 15,012	$ (152)
Selling, general and administrative	9,823	9,575	(297)
	$ 22,086	$ 24,587	$ (449)

The restructuring charges are all recorded in Corporate Unallocated for segment reporting purposes.

A summary of the restructuring liability is presented below:

	Employee-Related	Asset-Related	Other	Total
Balance at December 3, 2022	$ 57	$ -	$ -	$ 57
Expense incurred	22,731	1,369	487	24,587
Non-cash charges	-	(1,369)	(453)	(1,822)
Cash payments	(9,802)	-	(34)	(9,836)
Foreign currency translation	(1,263)	-	-	(1,263)
Balance at December 2, 2023	$ 11,723	$ -	$ -	$ 11,723
Expense incurred	**13,477**	**4,673**	**3,936**	**22,086**
Non-cash charges	-	**(4,673)**	**(3,925)**	**(8,598)**
Cash payments	**(16,427)**	-	**(11)**	**(16,438)**
Foreign currency translation	**(343)**	-	-	**(343)**
Balance at November 30, 2024	$ **8,430**	$ -	$ -	$ **8,430**

Non-cash charges include accelerated depreciation resulting from the cessation of use of certain long-lived assets, write-offs of certain long-lived assets, the recording of an inventory provision related to the discontinuance of certain products, inventory disposals and lease termination payments. Restructuring liabilities have been classified as a component of other accrued expenses on the Consolidated Balance Sheets.

Note 4: Supplemental Financial Statement Information

Statement of Income Information

Additional details of income statement amounts for 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Foreign currency transaction losses, net	$ **(2,501)**	$ (11,615)	$ (12,935)
Gain (loss) on disposal of assets	**424**	(58)	1,416
Net periodic pension benefit	**15,920**	20,246	26,787
Loss on impairment of assets held for sale	**(47,267)**	-	-
Other, net	**(3,691)**	1,109	(2,316)
Total other (expense) income, net	$ **(37,115)**	$ 9,682	$ 12,952
Research and development expenses (included in SG&A expenses)	$ **49,565**	$ 48,640	$ 44,853

Balance Sheet Information

Additional details of balance sheet amounts as of November 30, 2024 and December 2, 2023 are as follows:

		2024		2023
Inventories				
Raw materials	$	215,936	$	206,140
Finished goods		251,562		235,900
Total inventories	$	467,498	$	442,040
Other current assets				
Other receivables	$	39,149	$	40,760
Prepaid income taxes		12,218		12,327
Prepaid taxes other than income taxes		31,295		34,455
Prepaid expenses		21,357		25,136
Total other current assets	$	104,019	$	112,678
Property, plant and equipment				
Land	$	108,093	$	91,320
Buildings and improvements		470,106		447,428
Machinery and equipment		1,161,379		1,058,916
Construction in progress		124,980		157,371
Total, at cost		1,864,558		1,755,035
Accumulated depreciation		(982,631)		(930,380)
Net property, plant and equipment	$	881,927	$	824,655
Other assets				
Investments in company owned life insurance	$	9,814	$	9,334
Equity method investments		37,059		37,562
Equity investments		1,023		1,362
Long-term deferred income taxes		39,298		42,949
Prepaid pension costs		119,493		92,323
Postretirement other than pension asset		156,576		113,431
Operating lease right-of-use assets		61,116		47,433
Other long-term receivables		14,577		14,013
Other long-term assets		10,709		12,758
Total other assets	$	449,665	$	371,165
Other accrued expenses				
Taxes other than income taxes	$	24,559	$	22,497
Miscellaneous services		9,026		8,319
Customer rebates		21,901		17,938
Interest		5,628		5,819
Product liability		233		175
Contingent consideration liability		-		1,370
Current operating lease liabilities		13,473		11,277
Current obligations of finance leases		1,908		16,184
Accrued expenses		20,310		24,323
Total other accrued expenses	$	97,038	$	107,902
Other liabilities				
Asset retirement obligations	$	3,321	$	3,147
Long-term deferred income taxes		141,693		176,385
Long-term income tax liability		18,195		19,225
Long-term deferred compensation		11,716		9,884
Postretirement other than pension		1,837		1,893
Noncurrent operating lease liabilities		48,628		36,879
Environmental liabilities		1,174		2,563
Net investment hedge liabilities		49,542		72,589
Other long-term liabilities		46,193		65,507
Total other liabilities	$	322,299	$	388,072

Additional details on the trade receivables allowance for doubtful accounts, credits related to pricing or quantities shipped and early payment discounts for 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Balance at beginning of year	$ 11,080	$ 10,939	$ 9,935
Charged to expenses and other adjustments	2,187	1,224	1,794
Write-offs	(1,071)	(1,522)	(851)
Foreign currency translation effect	(575)	439	61
Balance at end of year	$ 11,621	$ 11,080	$ 10,939

Statement of Comprehensive Income Information

The following tables provides details of total comprehensive income (loss):

	November 30, 2024			
	H.B. Fuller Stockholders			Non-controlling Interest
	Pretax	Tax	Net	Net
Net income attributable to H.B. Fuller and non-controlling interests			$ 130,256	$ 139
Other comprehensive (loss) income				
Foreign currency translation adjustment[1]	$ (75,106)	-	(75,106)	342
Defined benefit pension plans adjustment[2]	50,875	(12,437)	38,438	-
Interest rate swap[3]	(14,831)	3,615	(11,216)	-
Net investment hedges[3]	23,058	(5,689)	17,369	-
Other comprehensive (loss) income	$ (16,004)	$ (14,511)	$ (30,515)	$ 342
Comprehensive income			$ 99,741	$ 481

	December 2, 2023			
	H.B. Fuller Stockholders			Non-controlling Interest
	Pretax	Tax	Net	Net
Net income attributable to H.B. Fuller and non-controlling interests			$ 144,906	$ 82
Other comprehensive income				
Foreign currency translation adjustment[1]	$ 17,320	-	17,320	2
Defined benefit pension plans adjustment[2]	1,554	(762)	792	-
Interest rate swap[3]	5,932	(1,460)	4,472	-
Net investment hedges[3]	(18,555)	4,448	(14,107)	-
Other comprehensive income	$ 6,251	$ 2,226	$ 8,477	$ 2
Comprehensive income			$ 153,383	$ 84

	December 3, 2022			Non-controlling Interest
	H.B. Fuller Stockholders			
	Pretax	Tax	Net	Net
Net income attributable to H.B. Fuller and non-controlling interests			$ 180,313	$ 94
Other comprehensive loss				
Foreign currency translation adjustment[1]	$ (131,745)	-	(131,745)	(61)
Defined benefit pension plans adjustment[2]	(18,881)	3,818	(15,063)	-
Interest rate swap[3]	13,148	(3,224)	9,924	-
Other cash flow hedges[3]	(3,536)	53	(3,483)	
Net investment hedges[3]	(54,040)	13,297	(40,743)	-
Other comprehensive loss	$ (195,054)	$ 13,944	$ (181,110)	$ (61)
Comprehensive income			$ (797)	$ 33

[1] Income taxes are not provided for foreign currency translation relating to indefinite investments in international subsidiaries.

[2] Loss reclassified from accumulated other comprehensive loss into earnings as part of net periodic cost related to pension and other postretirement benefit plans is reported in cost of sales and SG&A expenses.

[3] Loss reclassified from accumulated other comprehensive loss into earnings is reported in other (expense) income, net.

Statement of Total Equity Information

Components of accumulated other comprehensive income (loss) are as follows:

| | November 30, 2024 | | |
	Total	H.B. Fuller Stockholders	Non-controlling Interests
Foreign currency translation adjustment	$ (322,184)	$ (321,798)	$ (386)
Defined benefit pension plans adjustment, net of taxes of $54,545	(89,031)	(89,031)	-
Interest rate swap, net of taxes of $2,169	(6,744)	(6,744)	-
Net investment hedges, net of taxes of $12,056	(37,481)	(37,481)	-
Reclassification of AOCI tax effects	(18,341)	(18,341)	-
Total accumulated other comprehensive loss	$ (473,781)	$ (473,395)	$ (386)

| | December 2, 2023 | | |
	Total	H.B. Fuller Stockholders	Non-controlling Interests
Foreign currency translation adjustment	$ (246,736)	$ (246,692)	$ (44)
Defined benefit pension plans adjustment, net of taxes of $66,982	(127,469)	(127,469)	-
Interest rate swap, net of taxes of ($1,460)	4,472	4,472	
Net investment hedges, net of taxes of $17,744	(54,850)	(54,850)	-
Reclassification of AOCI tax effects	(18,341)	(18,341)	-
Total accumulated other comprehensive loss	$ (442,924)	$ (442,880)	$ (44)

| | December 3, 2022 | | |
	Total	H.B. Fuller Stockholders	Non-controlling Interests
Foreign currency translation adjustment	$ (264,054)	$ (264,012)	$ (42)
Defined benefit pension plans adjustment, net of taxes of $63,925	(128,261)	(128,261)	-
Interest rate swap, net of taxes of $3,224	(40,743)	(40,743)	-
Reclassification of AOCI tax effects	(18,341)	(18,341)	-
Total accumulated other comprehensive loss	$ (451,399)	$ (451,357)	$ (42)

Note 5: Goodwill and Other Intangible Assets

Goodwill balances by reportable segment consisted of the following:

	Hygiene, Health and Consumable Adhesives	Engineering Adhesives	Construction Adhesives	Total
As of December 2, 2023	$ 402,598	$ 651,145	$ 432,769	$ 1,486,512
Acquisitions	1,674	81,268	5,813	88,755
Impairment	-	-	(32,079)	(32,079)
Foreign currency translation effect	(4,759)	(5,733)	(475)	(10,967)
As of November 30, 2024	$ 399,513	$ 726,680	$ 406,028	$ 1,532,221

We evaluate our goodwill for impairment annually at the beginning of the fourth quarter or earlier upon the occurrence of substantive unfavorable changes in economic conditions, industry trends, costs, cash flows, or ongoing declines in market capitalization. The quantitative impairment test requires judgment, including the identification of reporting units, the assignment of assets, liabilities and goodwill to reporting units, and the determination of fair value of each reporting unit. The impairment test requires the comparison of the fair value of each reporting unit with its carrying amount, including goodwill. In performing the impairment test, we determined the fair value of our reporting units through the income approach by using DCF analyses. Determining fair value requires the Company to make judgments about appropriate discount rates, perpetual growth rates and the amount and timing of expected future cash flows. The cash flows employed in the DCF analysis for each reporting unit are based on the reporting unit's budget, long-term business plan and recent operating performance. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting unit and market conditions. Based on the analysis performed during the fourth quarter of 2024, there were no indications of impairment for any of our reporting units.

Balances of amortizable identifiable intangible assets, excluding goodwill and other non-amortizable intangible assets, are as follows:

Amortizable Intangible Assets	Purchased Technology and Patents	Customer Relationships	Tradename	All Other	Total
As of November 30, 2024					
Original cost	$ 145,313	$ 1,063,210	$ 67,280	$ 10,031	$ 1,285,834
Impairment	(343)	(5,616)	(150)	-	(6,109)
Accumulated amortization	(55,398)	(418,805)	(28,745)	(7,012)	(509,960)
Net identifiable intangibles	$ 89,572	$ 638,789	$ 38,385	$ 3,019	$ 769,765
Weighted-average useful lives (in years)	13	16	13	13	16
As of December 2, 2023					
Original cost	$ 144,763	$ 986,470	$ 58,484	$ 10,911	$ 1,200,628
Accumulated amortization	(59,631)	(382,220)	(23,099)	(7,012)	(471,962)
Net identifiable intangibles	$ 85,132	$ 604,250	$ 35,385	$ 3,899	$ 728,666
Weighted-average useful lives (in years)	13	16	13	13	16

Amortization expense with respect to amortizable intangible assets was $83,656, $79,514 and $74,383 in 2024, 2023 and 2022, respectively. See Note 2 for further discussion of the impairment to assets held for sale.

Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets for the next five fiscal years are as follows:

Fiscal Year	2025	2026	2027	2028	2029	Thereafter
Amortization Expense	$ 81,437	$ 79,468	$ 76,752	$ 77,519	$ 75,088	$ 379,501

The above amortization expense forecast is an estimate. Actual amounts may change from such estimated amounts due to fluctuations in foreign currency exchange rates, additional intangible asset acquisitions, potential impairment, accelerated amortization or other events.

Non-amortizable intangible assets as of November 30, 2024 and December 2, 2023 were $461 and $474, respectively, and relate to trademarks and trade names. The change in non-amortizable assets in 2024 compared to 2023 was due to changes in foreign currency exchange rates.

Note 6: Leases

As a lessee, the Company leases office, manufacturing and warehouse space, and equipment. Certain lease agreements include rental payments adjusted annually based on changes in an inflation index. Our leases do not contain material residual value guarantees or material restrictive covenants. Lease expense is recognized on a straight-line basis over the lease term. We determine if an arrangement is a lease upon inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the underlying asset and the right to direct how and for what purpose the asset is used.

Operating lease and finance lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is the Company's incremental borrowing rate. We determine the incremental borrowing rate for each lease based primarily on its lease term and the economic environment of the applicable country or region.

Certain leases include one or more options to renew, with terms that can extend the lease term up to five years. We include options to renew the lease as part of the right-of-use lease asset and liability when it is reasonably certain we will exercise the option. In addition, certain leases contain termination options with an associated penalty. In general, the Company is not reasonably certain to exercise such options.

For the measurement and classification of lease agreements, we group lease and non-lease components into a single lease component for all underlying asset classes. Variable lease payments primarily include payments for non-lease components, such as maintenance costs, payments for leased assets used beyond their non-cancelable lease term as adjusted for contractual options to terminate or renew, and payments for non-components such as sales tax. Certain leases contain immaterial variable lease payments based on usage.

The components of lease expense are as follows:

	November 30, 2024	December 2, 2023
Operating net lease cost	$ 16,559	$ 13,883
Finance net lease cost:		
Amortization of assets	1,698	2,045
Interest on lease liabilities	402	1,077
Variable net lease cost	12,091	8,554
Total net lease cost	$ 30,750	$ 25,559

Supplemental balance sheet information related to leases is as follows:

	Location on Balance Sheet	November 30, 2024	December 2, 2023
Operating leases:			
Operating lease right-of-use assets	Other assets	$ 61,116	$ 47,433
Current operating lease liabilities	Other accrued expenses	13,473	11,277
Noncurrent operating lease liabilities	Other liabilities	48,628	36,879
Total operating lease liabilities		$ 62,101	$ 48,156
Finance leases:			
Equipment right-of-use assets	Property, plant and equipment	$ 9,183	$ 11,681
Building right-of-use asset	Property, plant and equipment	$ -	$ 14,230
Current obligations of finance leases	Other accrued expenses	$ 1,908	$ 16,184
Finance leases, net of current obligations	Other liabilities	7,600	6,534
Total finance lease liabilities		$ 9,508	$ 22,718

As of November 30, 2024, the weighted average remaining lease term is 7.6 years and the weighted average discount rate is 4.8% for the Company's operating lease agreements. The weighted average remaining lease term is 6.6 years and the weighted average discount rate is 4.0% for the Company's finance lease agreements.

Supplemental information related to leases is as follows:

	November 30, 2024	December 2, 2023
Cash paid amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 15,707	$ 11,745
Operating cash flows from finance leases	402	1,077
Financing cash flows from finance leases	16,089	268
Non-cash investing and financing activities		
Additions to right-of-use assets obtained from:		
New operating lease liabilities	$ 29,651	$ 26,687
New finance lease liabilities	3,282	15,015

Maturities of lease liabilities are as follows:

Fiscal Year	November 30, 2024 Finance Leases	November 30, 2024 Operating Leases
2025	$ 2,258	$ 16,082
2026	2,090	12,807
2027	1,795	10,007
2028	1,252	7,368
2029	885	5,459
2030 and beyond	2,507	22,548
Total	10,787	74,271
Less: amounts representing interest	(1,279)	(12,170)
Present value of future minimum payments	9,508	62,101
Less: current obligations	(1,908)	(13,473)
Noncurrent lease liabilities	$ 7,600	$ 48,628

Note 7: Notes Payable, Long-Term Debt and Lines of Credit

Notes Payable

Notes payable were $587 and $1,841 at November 30, 2024 and December 2, 2023, respectively. This amount primarily represents various foreign subsidiaries' other short-term borrowings that were not part of committed lines. The weighted-average interest rate on short-term borrowings outstanding at November 30, 2024 was approximately 1.35 percent and was 10.75 percent and 16.2 percent in 2023 and 2022 respectively. Fair values of these short-term obligations approximate their carrying values due to their short maturity. There were no funds drawn from the short-term committed lines at November 30, 2024.

Long-Term Debt

Long-Term Debt	Weighted-Average Interest Rate at November 30, 2024	Fiscal Year Maturity Date	Balance at November 30, 2024	Balance at December 2, 2023
Revolving credit facility	6.17%	2028	$ -	$ -
Term Loan A[1]	6.17%	2028	462,500	487,500
Term Loan B[2]	6.57%	2030	989,030	796,000
Public Notes[3]	4.00%	2027	300,000	300,000
Public Notes[4]	4.25%	2028	300,000	300,000
Other, including debt issuance cost and discount			(41,478)	(46,910)
Total debt			$ 2,010,052	$ 1,836,590
Less: current maturities			-	-
Total long-term debt, excluding current maturities			$ 2,010,052	$ 1,836,590

[1] Term Loan A, due on February 15, 2028, $500,000 variable rate at the Secured Overnight Financing Rate ("SOFR") plus an adjustment of 0.10 percent and an interest rate spread of 1.50 percent based on a leverage grid (6.17 percent at November 30, 2024).

[2] Term Loan B, due on February 15, 2030, $994,000 variable rate at the SOFR plus 2.00 percent with a SOFR floor of 0.50 percent (6.57 percent at November 30, 2024).

[3] Public Notes, due February 15, 2027, $300,000 4.00 percent fixed.

[4] Public Notes, due October 15, 2028, $300,000 4.25 percent fixed; swapped to a floating rate as detailed below.

On February 15, 2023, we entered into a credit agreement with a consortium of financial institutions ("Second Amended and Restated Credit Agreement") which replaced our existing revolving credit agreement under the amended and restated revolving credit agreement dated October 20, 2020 and also replaced our secured term loan credit agreement dated October 20, 2017. The Second Amended and Restated Credit Agreement provides for a senior secured term loan A facility in an aggregate principal amount of $500,000 ("Term Loan A"), a senior secured term loan B facility in an aggregate principal amount of $800,000 ("Term Loan B") and amendments to and extension of our existing senior secured revolving credit facility with an aggregate commitment in the amount of $700,000 ("Revolving Credit Facility"). A portion of the proceeds of the combined facilities, (the "Credit Facilities") was used to pay off the existing term loan and revolver. Additionally, we wrote off $2,689 of debt issuance costs related to this payoff which was recorded in interest expense for the year ended December 2, 2023. The Credit Facilities will generally be used to finance working capital needs and acquisitions, and for general corporate purposes. All of our obligations under the Credit Facilities are secured by a first-lien security interest in substantially all personal property and material real property of the Company and its material U.S. subsidiaries, and are guaranteed by all of the Company's material U.S. subsidiaries.

On March 4, 2024, we entered into a Refinancing and Incremental Amendment (the "Refinancing and Incremental Amendment"), which amended the Second Amended and Restated Credit Agreement. Pursuant to the Refinancing and Incremental Amendment under the Credit Agreement, the existing $794,000 principal amount of Term B loans (the "Amended TLB") were refinanced and certain lenders to the Refinancing and Incremental Amendment made additional Term B loans to the Company in the principal amount of $200,000, thereby increasing the aggregate principal amount of the Amended TLB to $994,000. Furthermore, the interest rate margins applicable to the Amended TLB were decreased by 25 basis points (0.25% per annum) to 200 basis points for SOFR loans and 100 basis points for prime rate loans. The additional $200,000 of proceeds will be used to finance our working capital needs and for general corporate purposes, including permitted acquisitions. The maturity date of Term B loans remains unchanged. The commitment fee rates and interest rates applicable to the revolving credit facility and the Term Loan A facility remain unchanged.

Term Loans

Interest on Term Loan A is payable at a rate of SOFR plus an adjustment of 0.10 percent and an interest rate spread of 1.50 percent (6.17 percent at November 30, 2024). The interest rate spread is based on a secured leverage grid. Term Loan A matures on February 15, 2028. At November 30, 2024, a balance of $462,500 was outstanding on the Term Loan A. Interest on Term Loan B borrowings is payable at SOFR plus an interest rate spread of 2.00 percent with a SOFR floor of 50 basis points (6.57 percent at November 30, 2024). Term Loan B matures on February 15, 2030. At November 30, 2024, a balance of $989,030 was outstanding on the Term Loan B.

On January 12, 2023, we entered into an interest rate swap agreement to convert $400,000 of our variable rate 1-month LIBOR rate debt to a fixed rate of 3.6895 percent. On February 28, 2023, after entering into the Second Amended and Restated Credit Agreement, we amended the interest rate swap agreement to 1-month SOFR and a fixed rate of 3.7260 in accordance with the practical expedients included in ASC 848, *Reference Rate Reform*. See Note 12 for further discussion of this interest rate swap. On March 16, 2023, we entered into an interest rate swap agreement to convert $300,000 of our 1-month SOFR rate debt to a fixed rate of 3.7210 percent and to convert $100,000 of our 1-month SOFR rate debt to a fixed rate of 3.8990 percent. See Note 12 for further discussion of this interest rate swap.

Public Notes

On February 14, 2017, we issued $300,000 aggregate principal of 10-year unsecured public notes ("10-year Public Notes") due February 15, 2027 with a fixed coupon of 4.00 percent. Proceeds from this debt issuance were used to repay $138,000 outstanding under the revolving credit facility at that time and prepay $158,750 of our Term Loan A under the credit agreement at that time.

On October 20, 2020, we issued $300,000 aggregate principal of 8-year unsecured public notes ("8-year Public Notes") due October 15, 2028 with a fixed coupon of 4.25 percent. Proceeds from this debt issuance were used to prepay $300,000 of our Term Loan B at that time. On February 12, 2021, we entered into interest rate swap agreements to convert our 8-year Public Notes to a variable interest rate of 1-month LIBOR plus 3.28 percent. On June 30, 2023, 1-month LIBOR ceased to exist and the IBOR Fallbacks Protocol published by the International Swaps and Derivatives Association ("ISDA") took effect as outlined in the interest rate swap agreement. As a result, the interest rate swap agreement was converted to Overnight SOFR plus 3.28 percent. See Note 12 for further discussion of these interest rate swaps.

The Public Notes are senior unsecured obligations of the Company and will rank equally with the Company's other unsecured and unsubordinated debt from time to time outstanding.

Fair Value of Long-Term Debt

Long-term debt had an estimated fair value of $2,015,468 and $1,785,199 as of November 30, 2024 and December 2, 2023, respectively. The fair value of long-term debt is based on quoted market prices for the same or similar issues or on the current rates offered for debt of similar maturities. The estimated fair value of these long-term obligations is not necessarily indicative of the amount that would be realized in a current market exchange.

Long-term Debt Maturities

Maturities of long-term debt for the next five fiscal years are as follows:

Fiscal Year	2025	2026	2027	2028	2029	Thereafter
Long-term debt obligations	$ 41,190	$ 47,440	$ 53,690	$ 959,940	$ 9,940	$ 939,330

Revolving Credit Facility

Interest on the Revolving Credit Facility is payable at SOFR plus an adjustment of 0.10 percent and an interest rate spread of 1.50 percent (6.17 percent at November 30, 2024). A facility fee of 20 basis points of the unused commitment under the Revolving Credit Facility is payable quarterly. The interest rate spread and the facility fee are based on a secured leverage grid. At November 30, 2024, there was no balance outstanding on the Revolving Credit Facility. The Revolving Credit Facility matures on February 15, 2028.

As of November 30, 2024, amounts related to our revolving credit facility was as follows:

	Committed	Drawn	Unused
Revolving credit facility	$ 700,000	$ -	$ 689,682

The secured, multi-currency revolving credit facility can be drawn upon for general corporate purposes up to a maximum of $700,000, less issued letters of credit. At November 30, 2024, letters of credit reduced the available amount under the revolving credit facility by $10,318.

Covenants and Other

Under the Refinancing and Incremental Amendment, the Revolving Credit Facility and Term Loan A are subject to certain covenants and restrictions. For these facilities, we are required to maintain a secured leverage ratio, as defined in the agreement, no greater than 4.75 to 1.00 for our fiscal quarters ending on or prior to June 1, 2024 and then 4.50 to 1.00 thereafter. We are also required to maintain an interest coverage ratio of not less than 2.00 to 1.00.

Restrictive covenants include, but are not limited to, limitations on secured and unsecured borrowings, interest coverage, intercompany transfers and investments, third party investments, dispositions of assets, leases, liens, dividends and distributions, and contains a maximum total debt to trailing twelve months EBITDA requirement. Certain covenants become less restrictive after meeting leverage or other financial ratios. In addition, we cannot be a member of any consolidated group as defined for income tax purposes other than with our subsidiaries.

We are subject to mandatory prepayments in the first quarter of each fiscal year equal to 50 percent of Excess Cash Flow, as defined the Refinancing and Incremental Amendment, of the prior fiscal year less any voluntary prepayments made during that fiscal year. The Excess Cash Flow Percentage shall be reduced to 25 percent when our Secured Leverage Ratio is below 4.25:1.00 and to 0 percent when our Secured Leverage Ratio is below 3.75:1.00.

The principal balance of the Term Loan B loans will be repayable in equal quarterly installments in an aggregate annual amount equal to 1 percent of the original principal amount thereof, with the balance due at maturity on February 15, 2030. The principal balance of the Term Loan A loans will be repayable in quarterly installments as follows: (i) with respect to the first eight fiscal quarters ended after the effective date of the Second Amended and Restated Credit Agreement, 1.25 percent of the aggregate principal amount of the original principal of the Term Loan A loans, (ii) with respect to the eight fiscal quarters ended after the end of the period set forth in the preceding clause (i), 1.875 percent of the aggregate principal amount of the original principal amount of the Term Loan A loans, and (iii) thereafter, 2.5 percent of the original principal amount of the Term Loan A loans, with the balance due at maturity on February 15, 2028.

The Indenture under which the Public Notes have been issued contains covenants imposing certain limitations on the ability of the Company to incur liens or enter into sales and leaseback transactions. It also provides for customary events of default (subject in certain cases to customary grace and cure periods), which include among other things nonpayment, breach of covenants in the Indenture and certain events of bankruptcy and insolvency. If an event of default occurs and is continuing with respect to the Public Notes, the Trustee or holders of at least 25% in principal amount outstanding of the Public Notes may declare the principal and the accrued and unpaid interest, if any, on all of the outstanding Public Notes to be due and payable. These covenants and events of default are subject to a number of important qualifications, limitations and exceptions that are described in the Indenture.

As of November 30, 2024, we were in compliance with all covenants of our contractual obligations for outstanding indebtedness.

Note 8: Stockholders' Equity

Preferred Stock

The Board of Directors is authorized to issue up to 10,045,900 shares of preferred stock that may be issued in one or more series and with such stated value and terms as the Board of Directors may determine.

Common Stock

There were 160,000,000 shares of common stock with a par value of $1.00 authorized and 54,657,103 and 54,092,987 shares issued and outstanding at November 30, 2024 and December 2, 2023, respectively.

On April 22 2022, the Board of Directors authorized a share repurchase program of up to $300,000 of our outstanding common shares for a period of up to five years. Under the program, we are authorized to repurchase shares for cash on the open market, from time to time, in privately negotiated transactions or block transactions, or through an accelerated repurchase agreement. The timing of such repurchases is dependent on price, market conditions and applicable regulatory requirements. Upon repurchase of the shares, we reduce our common stock for the par value of the shares with the excess being applied against additional paid-in capital. We repurchased shares under this program with an aggregate value of $31,811 during 2024. We did not repurchase any shares during 2023 and 2022 under our share repurchase program. Up to $268,000 of our outstanding common shares may still be repurchased under the current share repurchase program.

Common Shares Outstanding	2024	2023	2022
Beginning balance	54,092,987	53,676,576	52,777,753
Stock options exercised	746,892	314,832	657,789
Deferred compensation paid	20,691	102,108	118,429
Restricted units vested	297,035	113,339	172,474
Shares withheld for taxes	(93,102)	(113,868)	(49,869)
Share repurchases	(407,400)	-	-
Ending balance	54,657,103	54,092,987	53,676,576

Dividends declared per common share were $0.856 and $0.805 for the year ended November 30, 2024 and December 2, 2023, respectively.

Note 9: Accounting for Share-Based Compensation

Overview

We have various share-based compensation programs, which provide for equity awards including non-qualified stock options, incentive stock options, restricted stock units, performance awards and deferred compensation. These equity awards fall under several plans and are described below.

Share-based Compensation Plans

We currently grant stock options and restricted stock units under equity compensation and deferred compensation plans.

Stock options are granted to officers and key employees at prices not less than the fair market value at the date of grant. Non-qualified stock options are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of 33.3 percent. Incentive stock options are based on certain performance-based criteria and are generally exercisable at a stated date when the performance criteria is measured. Stock options generally have a contractual term of 10 years. Options exercised represent newly issued shares.

Restricted stock awards are nonvested stock-based awards that include grants of restricted stock units. Restricted stock awards are independent of option grants and are subject to forfeiture if employment terminates prior to the release of the restrictions. Time-based restricted stock awards generally vest beginning one year from the date of grant or 33.3 percent per year for three years, depending on the grant. Performance-based restricted stock awards vest three years from the date of grant. During the vesting period, ownership of the shares cannot be transferred.

Restricted stock units have dividend equivalent rights equal to the cash dividend paid on restricted stock shares. However, restricted stock units do not have voting rights of common stock and are not considered issued and outstanding upon grant. Restricted stock units become newly issued shares when vested. The dividend equivalent rights for restricted stock units are forfeitable.

We expense the cost, which is the grant date fair market value, of the restricted stock units ratably over the period during which the restrictions lapse. The grant date fair value is our closing stock price on the date of grant.

We are required to recognize compensation expense when an employee is eligible to retire. We consider employees eligible to retire at age 55 and after 10 years of service. Awards granted to retirement-eligible employees are forfeited if the retirement-eligible employees retire prior to 180 days after the grant. Accordingly, the related compensation expense is recognized during the 180 day period for awards granted to retirement-eligible employees or over the period from the grant date to the date retirement eligibility is achieved, if less than the stated vesting period.

2020 Master Incentive Plan

This plan allows for granting of awards to any employee, officer, non-employee director, consultant, independent contractor or advisor providing services to us or any of our affiliates, or any person to whom an offer of employment or engagement with us or any of our affiliates has been made. The plan permits granting of (a) stock options; (b) stock appreciation rights; (c) restricted stock and restricted stock units; (d) performance awards; (e) dividend equivalents; (f) other awards based on our common stock, including shares for amounts employees or non-employee directors deferred under the deferred compensation plans. There were 2,854,679 common shares available for grant as of November 30, 2024.

2018 Master Incentive Plan

This plan allows for granting of awards to employees. The plan permits granting of (a) stock options; (b) stock appreciation rights; (c) restricted stock and restricted stock units; (d) performance awards; (e) dividend equivalents; (f) other awards based on our common stock, including shares for amounts employees deferred under the Key Employee Deferred Compensation Plan.

Year 2016 Master Incentive Plan

This plan allows for granting of awards to employees. The plan permits granting of (a) stock options; (b) stock appreciation rights; (c) restricted stock awards; (d) performance awards; (e) dividend equivalents; and (f) other awards based on our common stock, including shares for amounts employees deferred under the Key Employee Deferred Compensation Plan.

2009 Directors' Stock Incentive Plan

This plan permits granting of (a) shares for amounts non-employee directors defer under the Directors' Deferred Compensation Plan and (b) discretionary grants of restricted stock, stock options, stock appreciation rights, performance awards and other stock awards.

Directors' Deferred Compensation Plan

This plan allows non-employee directors to defer all or a portion of their retainer and meeting fees in a number of investment choices, including units representing shares of our common stock. We provide a 10 percent match on deferred compensation invested in these units. These units are required to be paid out in our common stock.

Key Employee Deferred Compensation Plan

This plan allows key employees to defer a portion of their eligible compensation in a number of investment choices, including units representing shares of Company common stock. We provide a 10 percent match on deferred compensation invested in these units.

Grant-Date Fair Value

We use the Black-Scholes option-pricing model to calculate the grant-date fair value of stock option awards. The fair value of options granted during 2024, 2023 and 2022 were calculated using the following assumptions:

	2024	2023	2022
Expected life (in years)	5.86	5.00	5.00
Weighted-average expected volatility	35.12%	35.28%	33.35%
Expected volatility range	33.88-35.14%	35.09-35.69%	33.33-34.34%
Risk-free interest rate	3.73-4.58%	3.48-4.72%	1.53-4.06%
Weighted-average expected dividend	1.13%	1.20%	0.95%
Expected dividend yield range	1.03-1.19%	1.13-1.22%	0.94-1.23%
Weighted-average fair value of grants	$ 28.07	$ 22.41	$ 20.91

Expected life – We use historical employee exercise and option expiration data to estimate the expected life assumption for the Black-Scholes grant-date valuation. We believe that this historical data is currently the best estimate of the expected term of a new option. We use a weighted-average expected life for all awards.

Expected volatility – Volatility is calculated using our stock's historical volatility for the same period of time as the expected life. We have no reason to believe that its future volatility will differ from the past.

Risk-free interest rate – The rate is based on the U.S. Treasury yield curve in effect at the time of the grant for the same period of time as the expected life.

Expected dividend yield – The calculation is based on the total expected annual dividend payout divided by the closing stock price on the date of grant.

Expense

We use the straight-line attribution method to recognize share-based compensation expense for option awards and restricted stock units with graded and cliff vesting. Incentive stock options and performance awards are based on certain performance-based metrics and the expense is adjusted quarterly, based on our projections of the achievement of those metrics. The amount of share-based compensation expense recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The expense is recognized over the requisite service period, which for us is the period between the grant date and the earlier of the award's stated vesting term or the date the employee is eligible for early vesting based on the terms of the plans.

Total share-based compensation expense was $21,914, $19,911 and $24,368 for 2024, 2023 and 2022, respectively. All share-based compensation was recorded as SG&A expense.

As of November 30, 2024, $9,499 of unrecognized compensation costs related to unvested stock option awards is expected to be recognized over a weighted-average period of 1.1 years. Unrecognized compensation costs related to unvested restricted stock units was $9,944 which is expected to be recognized over a weighted-average period of 0.9 years.

Stock Option Activity

The stock option activity for the years ended November 30, 2024, December 2, 2023, and December 3, 2022 is summarized below:

	Options	Weighted-Average Exercise Price
Outstanding at November 27, 2021	**4,972,392**	$ 47.45
Granted	549,458	72.75
Exercised	(657,789)	45.79
Forfeited or cancelled	(40,991)	61.31
Outstanding at December 3, 2022	**4,823,070**	**50.42**
Granted	471,975	68.27
Exercised	(314,832)	46.43
Forfeited or cancelled	(38,328)	63.52
Outstanding at December 2, 2023	**4,941,885**	**52.28**
Granted	470,748	77.77
Exercised	(746,892)	48.10
Forfeited or cancelled	(60,637)	64.07
Outstanding at November 30, 2024	**4,605,104**	**55.40**

The fair value of options granted during 2024, 2023 and 2022 was $13,214, $10,577 and $5,400, respectively. Total intrinsic value of options exercised during 2024, 2023 and 2022 was $25,258, $8,015 and $16,877, respectively. For options outstanding at November 30, 2024, the weighted-average remaining contractual life was 5.3 years and the aggregate intrinsic value was $99,352. There were 3,756,728 options exercisable at November 30, 2024, with a weighted-average remaining contractual life of 4.6 years and an aggregate intrinsic value of $96,416. Intrinsic value is the difference between our closing stock price on the respective trading day and the exercise price, multiplied by the number of options exercised. Proceeds received from option exercises during the year ended November 30, 2024, December 2, 2023, and December 3, 2022 were $35,927, $14,619 and $30,122, respectively. The Company's actual tax benefits realized for the tax deductions related to the exercise of stock options for 2024, 2023 and 2022 was $6,114, $1,885 and $3,687, respectively.

Restricted Stock Unit Activity

The nonvested restricted stock unit activity for the years ended November 30, 2024, December 2, 2023, and December 3, 2022 is summarized below:

	Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Life (in Years)
Nonvested at November 27, 2021	**552,365**	$ 50.63	**1.9**
Granted	179,603	67.92	
Vested	(172,474)	46.74	
Forfeited	(68,374)	45.83	
Nonvested at December 3, 2022	**491,120**	58.98	**0.7**
Granted	187,185	63.32	
Vested	(113,339)	53.83	
Forfeited	(36,276)	44.48	
Nonvested at December 2, 2023	**528,690**	62.61	**0.7**
Granted	**194,689**	**73.34**	
Vested	**(297,035)**	**57.32**	
Forfeited	**(15,603)**	**70.61**	
Nonvested at November 30, 2024	**410,741**	**71.21**	**0.9**

Total fair value of restricted stock units vested during 2024, 2023, and 2022 was $17,027, $6,101 and $8,062, respectively. The total fair value of nonvested restricted stock at November 30, 2024 was $29,250.

We indirectly repurchased 100,560, 37,715 and 55,081 shares during 2024, 2023 and 2022, respectively, through a net-settlement feature in connection with the statutory minimum tax withholding related to vesting of restricted stock. The Company's actual tax benefits realized for the tax deductions related to the restricted stock vested for 2024, 2023 and 2022 was $4,237, $1,396 and $2,569, respectively.

Deferred Compensation Activity

Deferred compensation units are fully vested at the date of contribution. The deferred compensation units outstanding for the years ended November 30, 2024, December 2, 2023, and December 3, 2022 is summarized below:

	Non-employee Directors	Employees	Total
Units outstanding November 27, 2021	468,524	48,361	516,885
Participant contributions	89,054	12,985	102,039
Company match contributions[1]	26,843	1,299	28,142
Payouts	(118,429)	(6,073)	(124,502)
Units outstanding December 3, 2022	465,992	56,572	522,564
Participant contributions	13,187	12,219	25,406
Company match contributions[1]	18,899	1,222	20,121
Payouts	(102,108)	(6,826)	(108,934)
Units outstanding December 2, 2023	395,970	63,187	459,157
Participant contributions	**13,103**	**9,309**	**22,412**
Company match contributions[1]	**15,236**	**931**	**16,167**
Payouts	**(20,691)**	**(8,357)**	**(29,048)**
Units outstanding November 30, 2024	403,618	65,070	468,688

[1] The non-employee directors' company match includes 13,926, 17,580 and 17,937 deferred compensation units paid as discretionary awards to all non-employee directors in 2024, 2023 and 2022, respectively.

The fair value of non-employee directors' company matches for 2024, 2023 and 2022 was $182, $172 and $172, respectively. The fair value of the non-employee directors' discretionary award was $1,200, $1,200 and $1,080 for 2024, 2023 and 2022, respectively. The fair value of employee company matches was $78, $79 and $86 for 2024, 2023 and 2022, respectively.

Note 10: Pension and Postretirement Benefits

Defined Contribution Plan

All U.S. employees have the option of contributing up to 75 percent of their pre-tax earnings to a 401(k) plan, subject to IRS limitations. We match up to the first 4 percent of each employee's pre-tax earnings, based on the employee's contributions. All U.S. employees are eligible for a separate annual non-discretionary retirement contribution to the 401(k) plan of 1 percent of pay, that is invested based on the election of the individual participant. The 1 percent contribution is in addition to our 4 percent matching contribution described above and is in lieu of participation in our defined benefit pension plan. The total contribution to the 401(k) plan for 2024 was $15,590 which included the cost of the 4 percent company match of $10,070 and the additional 1 percent contribution of $5,520. The total contributions to the 401(k) plan were $14,221 and $12,113 in 2023 and 2022, respectively.

All U.S. employees are eligible to receive an annual discretionary non-elective contribution to the 401(k) plan of up to 3 percent based on achieving the Company's earnings per share target. This discretionary contribution is in addition to the contributions described above. There was no discretionary non-elective contribution for 2024 and 2023.

The defined contribution plan liability recorded in the Consolidated Balance Sheets was $11,992 and $11,626 in 2024 and 2023, respectively, for the U.S. Plan and several statutorily required non-U.S. Plans.

Defined Benefit Plans

Noncontributory defined benefit pension plans cover all U.S. employees employed prior to January 1, 2007. Benefits for these plans are based primarily on each employee's years of service and average compensation. During 2011, we made significant changes to our U.S. pension plan. The changes included: benefits under the plan were locked-in using service and salary as of May 31, 2011, participants no longer earn benefits for future service and salary as they had in the past, affected participants receive a three percent increase to the locked-in benefit for every year they continue to work for us and we are making a retirement contribution of three percent of eligible compensation to the 401(k) Plan for those participants. The funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of listed equity securities and bonds. Other U.S. postretirement benefits are funded through a Voluntary Employees' Beneficiaries Association Trust.

Health care and life insurance benefits are provided for eligible retired employees and their eligible dependents. These benefits are provided through various insurance companies and health care providers. Costs are accrued during the years the employee renders the necessary service.

Certain non-U.S. subsidiaries provide pension benefits for their employees consistent with local practices and regulations. These plans are primarily defined benefit plans covering substantially all employees upon completion of a specified period of service. Benefits for these plans are generally based on years of service and annual compensation.

Following is a reconciliation of the beginning and ending balances of the benefit obligation and fair value of plan assets as of November 30, 2024 and December 2, 2023:

| | Pension Benefits | | | | Other Postretirement Benefits | |
| | U.S. Plans | | Non-U.S. Plans | | | |
	2024	2023	2024	2023	2024	2023
Change in projected benefit obligation						
Benefit obligation at beginning of year	$ 255,390	$ 269,874	$ 146,796	$ 154,850	$ 22,133	$ 24,173
Acquisitions	-	-	951	-	-	-
Service cost	-	-	1,538	1,670	-	-
Interest cost	13,855	13,901	6,215	5,726	1,166	1,205
Participant contributions	-	-	-	-	252	232
Actuarial gain[1]	10,747	(7,298)	3,391	(12,435)	(125)	(611)
Plan amendments	-	-	497	-	-	-
Settlement payments	-	(141)	-	(252)	-	-
Benefits paid	(21,182)	(20,946)	(8,526)	(7,663)	(2,576)	(2,866)
Foreign currency translation effect	-	-	(2,552)	4,900	-	-
Benefit obligation at end of year	258,810	255,390	148,310	146,796	20,850	22,133
Change in plan assets						
Fair value of plan assets at beginning of year	319,738	326,786	134,622	141,908	133,453	120,782
Acquisitions	-	-	615	-	-	-
Actual return on plan assets	49,271	12,811	9,189	(5,545)	44,160	15,160
Employer contributions	1,197	1,228	1,624	1,744	85	145
Participant contributions	-	-	-	-	252	232
Settlement payments	-	(141)	-	-	-	-
Benefits paid[2]	(21,182)	(20,946)	(8,526)	(7,663)	(2,575)	(2,866)
Foreign currency translation effect	-	-	(1,957)	4,178	-	-
Fair value of plan assets at end of year	349,024	319,738	135,567	134,622	175,375	133,453
Plan assets in excess of (less than) benefit obligation as of year end	$ 90,214	$ 64,348	$ (12,743)	$ (12,174)	$ 154,525	$ 111,320

[1] Actuarial gain in 2024 and 2023 for the U.S. Plans is primarily due to assumption changes. Actuarial gain in 2024 and 2023 for the Non-U.S. Plans are due to both assumption changes and plan experience.
[2] Amount excludes benefit payments made from sources other than plan assets.

Amounts in accumulated other comprehensive income (loss) that have not been recognized as components of net periodic benefit cost

	Pension Benefits				Other Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
	2024	2023	2024	2023	2024	2023
Unrecognized actuarial loss (gain)	$ 126,583	$ 143,522	$ 47,595	$ 49,128	$ (47,532)	$ (14,442)
Unrecognized prior service cost	-	-	1,600	1,196	-	-
Ending balance	$ 126,583	$ 143,522	$ 49,195	$ 50,324	$ (47,532)	$ (14,442)

	Pension Benefits				Other Postretirement Benefits	
	U.S. Plans		Non-U.S. Plans			
	2024	2023	2024	2023	2024	2023
Statement of financial position as of fiscal year-end						
Non-current assets	$ 102,637	$ 76,677	$ 16,846	$ 15,635	$ 156,576	$ 113,431
Accrued benefit cost						
Current liabilities	(1,239)	(1,239)	(1,443)	(1,464)	(214)	(218)
Non-current liabilities	(11,184)	(11,089)	(28,146)	(26,345)	(1,837)	(1,893)
Ending balance	$ 90,214	$ 64,349	$ (12,743)	$ (12,174)	$ 154,525	$ 111,320

The accumulated benefit obligation of the U.S. pension and other postretirement plans was $275,599 at November 30, 2024 and $273,197 at December 2, 2023. The accumulated benefit obligation of the non-U.S. pension plans was $142,503 at November 30, 2024 and $141,402 at December 2, 2023.

The following amounts relate to pension plans with accumulated benefit obligations in excess of plan assets as of November 30, 2024 and December 2, 2023:

	Pension Benefits and Other Postretirement Benefits			
	U.S. Plans		Non-U.S. Plans	
	2024	2023	2024	2023
Accumulated benefit obligation	$ 12,423	$ 12,329	$ 36,809	$ 35,034
Fair value of plan assets	-	-	10,046	9,700

The following amounts relate to pension plans with projected benefit obligations in excess of plan assets as of November 30, 2024 and December 2, 2023:

	Pension Benefits and Other Postretirement Benefits			
	U.S. Plans		Non-U.S. Plans	
	2024	2023	2024	2023
Projected benefit obligation	$ 12,423	$ 12,329	$ 39,635	$ 37,510
Fair value of plan assets	-	-	$ 10,046	9,700

Information about the expected cash flows is as follows:

	Pension Benefits		Other
	U.S. Plans	Non-U.S. Plans	Postretirement Benefits
Employer contributions			
2025	$ -	$ -	$ -
Expected benefit payments			
2025	21,474	8,332	2,606
2026	21,376	8,573	2,491
2027	21,267	8,897	2,338
2028	21,215	8,634	2,210
2029- 2034	119,274	53,638	10,424

The components of our net period defined benefit pension and postretirement benefit costs other than service cost are presented as non-operating expenses and service cost is presented in operating expenses.

Components of net periodic benefit cost and other supplemental information for the years ended November 30, 2024, December 2, 2023, and December 3, 2022 are as follows:

	Pension Benefits						Other		
	U.S. Plans			Non-U.S. Plans			Postretirement Benefits		
Net periodic cost (benefit)	**2024**	**2023**	**2022**	**2024**	**2023**	**2022**	**2024**	**2023**	**2022**
Service cost	$ **-**	$ -	$ -	$ **1,538**	$ 1,670	$ 2,765	$ **-**	$ -	$ -
Interest cost	**13,855**	13,901	9,653	**6,215**	5,726	2,893	**1,166**	1,205	748
Expected return on assets	**(26,220)**	(28,821)	(29,018)	**(6,587)**	(7,027)	(6,465)	**(10,909)**	(9,859)	(11,084)
Amortization:									
Prior service (benefit) cost	**-**	-	(3)	**84**	62	63	**-**	-	-
Actuarial loss (gain)	**4,637**	2,541	4,132	**2,066**	1,993	2,411	**(287)**	-	(3,445)
Settlement charge	**-**	-	-	**-**	19	3,329	**-**	-	-
Net periodic (benefit) cost	$ **(7,728)**	$(12,379)	$(15,237)	$ **3,314**	$ 2,443	$ 4,996	$**(10,030)**	$ (8,654)	$(13,781)

	Pension Benefits						Other		
	U.S. Plans			Non-U.S. Plans			Postretirement Benefits		
Weighted-average assumptions used to determine benefit obligations	**2024**	**2023**	**2022**	**2024**	**2023**	**2022**	**2024**	**2023**	**2022**
Discount rate	**5.23%**	5.66%	5.36%	**4.03%**	4.37%	3.70%	**5.09%**	5.61%	5.29%
Rate of compensation increase[1]	**0.00%**	0.00%	0.00%	**1.76%**	1.82%	1.83%	**N/A**	N/A	N/A
Weighted-average assumptions used to determine net costs for years ended	**2024**	**2023**	**2022**	**2024**	**2023**	**2022**	**2024**	**2023**	**2022**
Discount rate	**5.66%**	5.36%	2.75%	**4.36%**	3.71%	1.29%	**5.61%**	5.29%	2.51%
Expected return on plan assets	**7.75%**	7.75%	7.00%	**5.01%**	5.02%	3.49%	**8.25%**	8.25%	8.25%
Rate of compensation increase[1]	**0.00%**	0.00%	0.00%	**1.86%**	1.82%	1.68%	**0.00%**	0.00%	0.00%

[1] Under the U.S. pension plan, the compensation amount was locked-in as of May 31, 2011 and thus the benefit no longer includes compensation increases.

The discount rate assumption is determined using an actuarial yield curve approach, which results in a discount rate that reflects the characteristics of the plan. The approach identifies a broad population of corporate bonds that meet the quality and size criteria for the particular plan. We use this approach rather than a specific index that has a certain set of bonds that may or may not be representative of the characteristics of our particular plan. A higher discount rate reduces the present value of the pension obligations. The discount rate for the U.S. pension plan was 5.23 percent at November 30, 2024, 5.66 percent at December 2, 2023 and 5.36 percent at December 3, 2022. Net periodic pension cost for a given fiscal year is based on assumptions developed at the end of the previous fiscal year. A discount rate change of 0.5 percentage points at November 30, 2024 would impact U.S. pension and other postretirement plan (income) expense by approximately $144 (pre-tax) in fiscal 2025. Discount rates for non-U.S. plans are determined in a manner consistent with the U.S. plans.

For the U.S. pension plan, we adopted the Adjusted Pri-2012 base mortality table projected generationally using scale MP-2021.

The expected long-term rate of return on plan assets assumption for the U.S. pension plan was 7.75 percent in 2024, 7.75 percent in 2023 and 7.00 percent in 2022. Our expected long-term rate of return on U.S. plan assets was based on our target asset allocation assumption of 55 percent equities and 45 percent fixed-income. Management, in conjunction with our external financial advisors, determines the expected long-term rate of return on plan assets by considering the expected future returns and volatility levels for each asset class that are based on historical returns and forward-looking observations. For 2024, the expected long-term rate of return on the target equities allocation was 8.50 percent and the expected long-term rate of return on the target fixed-income allocation was 5.60 percent. The total plan rate of return assumption included an estimate of the effect of diversification and the plan expense. A change of 0.5 percentage points for the expected return on assets assumption would impact U.S. net pension and other postretirement plan expense by approximately $2,622 (pre-tax).

Management, in conjunction with our external financial advisors, uses the actual historical rates of return of the asset categories to assess the reasonableness of the expected long-term rate of return on plan assets.

The expected long-term rate of return on plan assets assumption for non-U.S. pension plans was a weighted-average of 5.01 percent in 2024 compared to 5.02 percent in 2023 and 3.49 percent in 2022. The expected long-term rate of return on plan assets assumption used in each non-U.S. plan is determined on a plan-by-plan basis for each local jurisdiction and is based on expected future returns for the investment mix of assets currently in the portfolio for that plan. Management, in conjunction with our external financial advisors, develops expected rates of return for each plan, considers expected long-term returns for each asset category in the plan, reviews expectations for inflation for each local jurisdiction, and estimates the effect of active management of the plan's assets. Our largest non-U.S. pension plans are in the United Kingdom and Germany. The expected long-term rate of return on plan assets for the United Kingdom was 4.50 percent and the expected long-term rate of return on plan assets for Germany was 5.50 percent. Management, in conjunction with our external financial advisors, uses actual historical returns of the asset portfolio to assess the reasonableness of the expected rate of return for each plan.

Assumed health care trend rates	2024	2023	2022
Health care cost trend rate assumed for next year	**6.00%**	6.25%	6.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.75%**	5.75%	5.75%
Fiscal year that the rate reaches the ultimate trend rate	**2026**	2026	2026

The asset allocation for the Company's U.S. and non-U.S. pension plans at the end of 2024 and 2023 follows.

Asset Category	U.S. Pension Plans			Non-U.S. Pension Plans			Other Postretirement Plans		
	Target	Percentage of Plan Assets at Year-End		Target	Percentage of Plan Assets at Year-End		Target	Percentage of Plan Assets at Year-End	
	2024	2024	2023	2024	2024	2023	2024	2024	2023
Equities	**55.0%**	**52.4%**	53.8%	**21.7%**	**23.0%**	22.0%	**0.0%**	**0.0%**	0.0%
Fixed income	**45.0%**	**46.1%**	44.9%	**78.3%**	**76.5%**	77.2%	**0.0%**	**0.0%**	0.0%
Insurance	**0.0%**	**0.0%**	0.0%	**0.0%**	**0.0%**	0.0%	**100.0%**	**98.0%**	99.5%
Cash[1]	**0.0%**	**1.5%**	1.3%	**0.0%**	**0.5%**	0.8%	**0.0%**	**2.0%**	0.5%
Total	**100%**	**100%**	100%	**100%**	**100%**	100%	**100%**	**100%**	100%

Plan Asset Management

Plan assets are held in trust and invested in mutual funds, separately managed accounts and other commingled investment vehicles holding U.S. and non-U.S. equity securities, fixed income securities and other investment classes. We employ a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Futures and options may also be used to enhance risk-adjusted long-term returns while improving portfolio diversification and duration. Risk management is accomplished through diversification across asset classes, utilization of multiple investment managers and general plan-specific investment policies. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and our assessment of our overall liquidity position. This asset allocation policy mix is reviewed annually and actual versus target allocations are monitored regularly and rebalanced on an as-needed basis. Plan assets are invested using a combination of active and passive investment strategies. Passive, or "indexed" strategies, attempt to mimic rather than exceed the investment performance of a market benchmark. The plans' active investment strategies employ multiple investment management firms which in aggregate cover a range of investment styles and approaches. Performance is monitored and compared to relevant benchmarks on a regular basis.

The U.S. pension plans consist of two plans: a pension plan and a supplemental executive retirement plan ("SERP"). There were no assets in the SERP in 2024 and 2023. Consequently, all of the data disclosed in the asset allocation table for the U.S. pension plans pertain to our U.S. pension plan.

During 2024, we maintained our assets within the allowed ranges of the target asset allocation mix of 55 percent equities and 45 percent fixed income plus or minus 5 percent and continued our focus to reduce volatility of plan assets in future periods and to more closely match the duration of the assets with the duration of the liabilities of the plan.

The non-U.S. pension plans consist of all the pension plans administered outside the U.S., principally consisting of plans in Germany and the United Kingdom. During 2024, we maintained our assets for the non-U.S. pension plans at the specific target asset allocation mix determined for each plan plus or minus the allowed rate and continued our focus to reduce volatility of plan assets in future periods and to more closely match the duration of the assets with the duration of the liabilities of the individual plans. We plan to maintain the portfolios at their respective target asset allocations in 2024.

Other postretirement benefits plans consist of two U.S. plans: a retiree medical health care plan and a group term life insurance plan. There were no assets in the group term life insurance plan for 2024 and 2023. Consequently, all of the data disclosed in the asset allocation table for other postretirement plans pertain to our retiree medical health care plan. Our investment strategy for other postretirement benefit plans is to own insurance policies that maintain an asset allocation nearly completely in equities. These equities are invested in a passive portfolio indexed to the S&P 500.

Fair Value of Plan Assets

The following table presents plan assets categorized within a three-level fair value hierarchy as described in Note 13.

		November 30, 2024		
U.S. Pension Plans	**Level 1**	**Level 2**	**Level 3**	**Total Assets**
Equities	$ -	$ 183,061	$ -	$ 183,061
Fixed income	-	134,261	-	134,261
Cash	5,169	-	-	5,169
Total categorized in the fair value hierarchy	5,169	317,322	-	322,491
Other investments measured at NAV[1]				26,533
Total	$ 5,169	$ 317,322	$ -	$ 349,024

				Total
Non-U.S. Pension Plans	**Level 1**	**Level 2**	**Level 3**	**Assets**
Equities	$ 31,015	$ -	$ -	$ 31,015
Fixed income	41,869	-	722	42,591
Insurance	-	-	603	603
Cash	674	-	-	674
Total categorized in the fair value hierarchy	73,558	-	1,325	74,883
Other investments measured at NAV[1]				60,684
Total	$ 73,558	$ -	$ 1,325	$ 135,567

				Total
Other Postretirement Benefits	**Level 1**	**Level 2**	**Level 3**	**Assets**
Insurance	$ -	$ -	$ 171,809	$ 171,809
Cash	3,566	-	-	3,566
Total	$ 3,566	$ -	$ 171,809	$ 175,375

		December 2, 2023		
U.S. Pension Plans	**Level 1**	**Level 2**	**Level 3**	**Total Assets**
Equities	$ -	$ 172,166	$ -	$ 172,166
Fixed income	-	129,044	-	129,044
Cash	4,054	-	-	4,054
Total categorized in the fair value hierarchy	4,054	301,210	-	305,264
Other investments measured at NAV[1]				14,474
Total	$ 4,054	$ 301,210	$ -	$ 319,738

				Total
Non-U.S. Pension Plans	**Level 1**	**Level 2**	**Level 3**	**Assets**
Equities	$ 29,601	$ -	$ -	$ 29,601
Fixed income	40,686	-	726	41,412
Cash	1,137	-	-	1,137
Total categorized in the fair value hierarchy	71,424	-	726	72,150
Other investments measured at NAV[1]				62,472
Total	$ 71,424	$ -	$ 726	$ 134,622

				Total
Other Postretirement Benefits	**Level 1**	**Level 2**	**Level 3**	**Assets**
Insurance	$ -	$ -	$ 132,754	$ 132,754
Cash	699	-	-	699
Total	$ 699	$ -	$ 132,754	$ 133,453

[1] In accordance with ASC Topic 820-10, *Fair Value Measurement*, certain investments that are measured at NAV (Net Asset Value per share) (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts represented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

The definitions of fair values of our pension and other postretirement benefit plan assets at November 30, 2024 and December 2, 2023 by asset category are as follows:

Equities—Primarily publicly traded common stock for purposes of total return and to maintain equity exposure consistent with policy allocations. Investments include: (i) U.S. and non-U.S. equity securities and mutual funds valued at closing prices from national exchanges; and (ii) commingled funds valued at unit values or net asset values provided by the investment managers, which are based on the fair value of the underlying investments. Funds valued at net asset value have various investment strategies including seeking maximum total returns consistent with prudent investment management, seeking current income consistent with preservation of capital and daily liquidity and seeking to approximate the risk and return characterized by a specific index fund. There are no restrictions for redeeming holdings out of these funds and the funds have no unfunded commitments.

Fixed income—Primarily corporate and government debt securities for purposes of total return and managing fixed income exposure to policy allocations. Investments include (i) mutual funds valued at closing prices from national exchanges, (ii) corporate and government debt securities valued at closing prices from national exchanges, (iii) commingled funds valued at unit values or net asset value provided by the investment managers, which are based on the fair value of the underlying investments, and (iv) an annuity contract, the value of which is determined by the provider and represents the amount the plan would receive if the contract were cashed out at year-end.

Insurance—Insurance contracts for purposes of funding postretirement medical benefits. Fair values are the cash surrender values as determined by the providers which are the amounts the plans would receive if the contracts were cashed out at year end.

Cash—Cash balances on hand, accrued income and pending settlements of transactions for purposes of handling plan payments. Fair values are the cash balances as reported by the Trustees of the plans.

The following is a roll forward of the Level 3 investments of our pension and postretirement benefit plan assets during the years ended November 30, 2024 and December 2, 2023:

U.S. Pension Plans	Fixed Income			
	2024		2023	
Level 3 balance at beginning of year	$	-	$	45,251
Net transfers out of level 3		-	$	(45,072)
Purchases, sales, issuances and settlements, net		-		(179)
Level 3 balance at end of year	$	-	$	-

Non-U.S. Pension Plans	Fixed Income			
	2024		2023	
Level 3 balance at beginning of year	$	726	$	703
Transfers into level 3		603		-
Net gains		17		-
Currency change effect		(21)		23
Level 3 balance at end of year	$	1,325	$	726

Other Postretirement Benefits	Insurance			
	2024		2023	
Level 3 balance at beginning of year	$	132,754	$	119,446
Purchases, sales, issuances and settlements, net		(1,431)		(1,144)
Net gains		40,486		14,452
Level 3 balance at end of year	$	171,809	$	132,754

Note 11: Income Taxes

Income before income taxes and income from equity method investments	2024	2023	2022
United States	$ (46,064)	$ 15,276	$ 63,718
Non-U.S.	228,727	218,884	188,210
Total	$ 182,663	$ 234,160	$ 251,928

Components of the provision for income tax expense (benefit)	2024	2023	2022
Current:			
U.S. federal	$ 14,150	$ 18,347	$ 12,181
State	4,104	5,529	3,389
Non-U.S.	92,721	87,449	63,750
	110,975	111,325	79,320
Deferred:			
U.S. federal	(44,784)	(100)	8,150
State	(4,442)	(4,111)	(1,767)
Non-U.S.	(5,368)	(13,585)	(8,517)
	(54,594)	(17,796)	(2,134)
Total	$ 56,381	$ 93,529	$ 77,186

Reconciliation of effective income tax	2024	2023	2022
Tax at statutory U.S. federal income tax rate	$ 38,359	$ 49,174	$ 52,760
State income taxes, net of federal benefit	(307)	1,137	1,252
Foreign dividend repatriation	1,943	21,730	2,596
Foreign operations	13,232	12,558	1,868
Executive compensation over $1.0 million	1,690	784	2,847
Non-U.S. stock option expense	676	730	525
Change in valuation allowance	(1,800)	725	3,187
Research and development tax credit	(1,460)	(1,400)	(927)
Foreign-derived intangible income	(625)	(2,665)	(2,786)
Global intangible low-taxed income	1,581	2,345	1,890
Provision to return	(1,595)	1,336	840
Cross currency swap	-	-	7,020
Contingency reserve	3,416	5,951	5,909
Excess Tax Benefit Related to Stock Options & Restricted Stock	(3,083)	(850)	(2,016)
Goodwill Impairment Related to Flooring	2,373	-	-
Other	1,981	1,974	2,221
Total income tax expense	$ 56,381	$ 93,529	$ 77,186

[1] Foreign dividend repatriation line includes impact of withholding tax recorded on earnings that are no longer permanently reinvested.

Deferred income tax balances at each year-end related to:		2024		2023
Deferred tax assets:				
Pension and other post-retirement benefit plans	$	4,318	$	5,306
Employee benefit costs		28,116		27,672
Foreign tax credit carryforward		7,555		6,538
Tax loss carryforwards		20,059		25,894
Leases		16,203		12,716
Hedging activity		11,688		18,638
Interest deduction limitation		57,233		37,519
Other		31,026		33,022
Gross deferred tax assets		176,198		167,305
Less: valuation allowance		(11,696)		(15,595)
Total net deferred tax assets		164,502		151,710
Deferred tax liability:				
Depreciation and amortization		(187,897)		(209,266)
Pension and other post-retirement benefit plans		(58,119)		(41,444)
Undistributed earnings of non-U.S. subsidiaries		(4,933)		(21,926)
Leases		(15,948)		(12,510)
Total deferred tax liability		(266,897)		(285,146)
Net deferred tax liability	$	(102,395)	$	(133,436)

The difference between the change in the deferred tax liability on the balance sheet and the deferred tax provision is primarily related to the defined benefit pension plan adjustment and hedges recorded in accumulated other comprehensive income (loss) offset by liabilities established in purchase accounting.

Valuation allowances primarily relate to foreign net operating loss carryforwards and branch foreign tax credit carryforwards where the future potential benefits do not meet the more-likely-than-not realization test. The decrease in the valuation allowance is primarily related to a decrease in foreign net operating losses for which the Company does not expect to receive a full tax benefit.

Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those deferred tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more-likely-than-not to be realized. We believe it is more-likely-than-not that reversal of deferred tax liabilities and forecasted income will be sufficient to fully recover the net deferred tax assets not already offset by a valuation allowance. In the event that all or part of the gross deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.

U.S. income taxes have not been provided on approximately $1,197,517 of undistributed earnings of non-U.S. subsidiaries. We intend to indefinitely reinvest these undistributed earnings. Cash available in the United States has historically been sufficient and we expect it will continue to be sufficient to fund U.S. cash flow requirements. In the event these earnings are later distributed to the U.S., such distributions would likely result in additional U.S. tax.

While non-U.S. operations have been profitable overall, there are cumulative tax losses of $68,380 in various countries. These tax losses can be carried forward to offset the income tax liabilities on future income in these countries. Cumulative tax losses of $45,177 can be carried forward indefinitely, while the remaining $23,203 of tax losses must be utilized during 2025 to 2042.

The U.S. has a branch foreign tax credit carryforward of $4,351. A valuation allowance has been recorded against this foreign tax credit carryforward to reflect that this amount is not more-likely-than-not to be realized.

The table below sets forth the changes to our gross unrecognized tax benefit as a result of uncertain tax positions, excluding accrued interest. We do not anticipate that the total unrecognized tax benefits will change significantly within the next twelve months.

	2024	2023
Balance at beginning of year	$ 14,254	$ 17,582
Tax positions related to the current year:		
Additions	1,027	723
Tax positions related to prior years:		
Additions	4,434	5,658
Reductions	(755)	(965)
Settlements	(775)	(8,156)
Lapses in applicable statutes of limitation	(2,595)	(588)
Balance at end of year	$ 15,590	$ 14,254

Included in the balance of unrecognized tax benefits as of November 30, 2024 and December 2, 2023 are potential benefits of $12,431 and $10,338 respectively, that, if recognized, would affect the effective tax rate.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. For the year ended November 30, 2024, we recognized a net benefit for interest and penalties of $658 relating to unrecognized tax benefits and had net accumulated accrued interest and penalties of $4,840 as of November 30, 2024. For the year ended December 2, 2023, we recognized a net benefit for interest and penalties of $824 relating to unrecognized tax benefits and had net accumulated accrued interest and penalties of $6,708 as of December 2, 2023.

We are subject to U.S. federal income tax as well as income tax in numerous state and foreign jurisdictions. We are no longer subject to U.S. federal tax examination for years prior to 2021 or Swiss income tax examination for years prior to 2022. During the fourth quarter of 2024, H.B. Fuller (China) Adhesives, Ltd. settled its transfer pricing audit covering the calendar years 2005 through 2014. We are in various stages of examination and appeal in other foreign jurisdictions. Although the final outcomes of these examinations cannot currently be determined, we believe that we have recorded adequate liabilities with respect to these examinations.

Note 12: Financial Instruments

Overview

As a result of being a global enterprise, foreign currency exchange rates and fluctuations in those rates may affect the Company's net investment in foreign subsidiaries and our earnings, cash flows and financial position are exposed to foreign currency risk from foreign currency denominated receivables and payables.

We use foreign currency forward contracts, cross-currency swaps, interest rate swaps and net investment hedges to manage risks associated with foreign currency exchange rates and interest rates. We do not hold derivative financial instruments of a speculative nature or for trading purposes. We record derivatives as assets and liabilities on the balance sheet at fair value. Changes in fair value are recognized immediately in earnings unless the derivative qualifies and is designated as a hedge. Cash flows from derivatives are classified in the Consolidated Statement of Cash Flows in the same category as the cash flows from the items subject to designated hedge or undesignated (economic) hedge relationships. We evaluate hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

We are exposed to credit risk in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. We select investment-grade multinational banks and financial institutions as counterparties for derivative transactions and monitor the credit quality of each of these banks on a periodic basis as warranted. We do not anticipate nonperformance by any of these counterparties, and valuation allowances, if any, are *de minimis*.

Cash Flow Hedges

On January 12, 2023, we entered into an interest rate swap agreement to convert $400,000 of our variable rate 1-month LIBOR debt to a fixed rate of 3.6895 percent that matures on January 12, 2028. On February 28, 2023, after refinancing our debt, we amended the interest rate swap agreement to our 1-month SOFR debt to a fixed rate of 3.7260 in accordance with the practical expedients included in ASC 848, *Reference Rate Reform*. The combined fair value of the interest rate swap was an asset of $1,120 at November 30, 2024 and was included in other assets in the Consolidated Balance Sheets. The swap was designated for hedge accounting treatment as a cash flow hedge. We are applying the hypothetical derivative method to assess hedge effectiveness for this interest rate swap. Changes in the fair value of a hypothetically perfect swap with terms that match the critical terms of our variable rate debt are compared with the change in the fair value of the swap.

On March 16, 2023, we entered into an interest rate swap agreement to convert $300,000 of our 1-month SOFR debt to a fixed rate of 3.7210 percent that matures on February 15, 2028. The combined fair value of the interest rate swap was an asset of $661 at November 30, 2024 and was included in other assets in the Consolidated Balance Sheets. The swap was designated for hedge accounting treatment as a cash flow hedge. We are applying the hypothetical derivative method to assess hedge effectiveness for this interest rate swap. Changes in the fair value of a hypothetically perfect swap with terms that match the critical terms of our variable rate debt are compared with the change in the fair value of the swaps.

On March 16, 2023, we entered into an interest rate swap agreement to convert $100,000 of our 1-month SOFR debt to a fixed rate of 3.8990 percent that matures on February 15, 2028. The combined fair value of the interest rate swap was a liability of $265 at November 30, 2024 and was included in other liabilities in the Consolidated Balance Sheets. The swap was designated for hedge accounting treatment as a cash flow hedge. We are applying the hypothetical derivative method to assess hedge effectiveness for these interest rate swaps. Changes in the fair value of a hypothetically perfect swap with terms that match the critical terms of our variable rate debt are compared with the change in the fair value of the swaps.

Net Investment Hedges

On October 17, 2022, we entered into a float-to-float cross-currency interest rate swap agreement with a notional amount of €307,173 maturing in October 2028. On October 20, 2022, we entered into fixed-to-fixed cross-currency interest rate swap agreements for a total notional amount of €300,000 with tranches maturing in August 2025, August 2026 and February 2027. On June 30, 2023, 1-month LIBOR rates ceased to exist and the IBOR Fallbacks Protocol published by the International Swaps and Derivatives Association (ISDA) took effect as outlined in the interest rate swap agreement. As a result, the 1-month LIBOR leg of the float-to-float agreement was converted to Overnight SOFR plus 3.28 percent. On July 17, 2023, we amended the 1-month EURIBOR leg of the float-to-float agreement to Overnight ESTR plus 3.2195 percent. We applied the practical expedients included in ASC 848, *Reference Rate Reform*. As of November 30, 2024, the combined fair value of the swaps was a liability of $51,871 and was included in other liabilities in the Consolidated Balance Sheets. The cross-currency interest rate swaps hedge a portion of the Company's investment in Euro denominated foreign subsidiaries.

The swaps are designated as net investment hedges for accounting treatment. The net gains or losses attributable to changes in spot exchange rates are recorded in the cumulative translation adjustment within other comprehensive income (loss). The gains or losses are reclassified into earnings upon a liquidation event or deconsolidation of the foreign subsidiary. Any ineffective portions of net investment hedges are reclassified from accumulated other comprehensive income (loss) into earnings during the period of change. The amount in accumulated other comprehensive income (loss) related to net investment hedge cross-currency swaps was a loss of $37,481 as of November 30, 2024. As of November 30, 2024, we did not reclassify any gains or losses into earnings from net investment hedges and we do not expect to reclassify any such gain or loss into earnings within the next twelve months. No amounts related to net investment hedges have been excluded from the assessment of hedge effectiveness.

The amounts of pretax gains (losses) recognized in comprehensive income related to derivative instruments designated as cross-currency swaps, interest rate swaps and net investment hedges are as follows:

	November 30, 2024	December 2, 2023	December 3, 2022
Cross-currency swaps	$ -	$ -	$ 5,536
Interest rate swap contracts	$ (14,831)	$ 5,932	$ 13,148
Net investment hedges	$ 23,058	$ (18,555)	$ (54,040)

Fair Value Hedges

On February 12, 2021, we entered into interest rate swap agreements to convert our $300,000 Public Notes that were issued on October 20, 2020 to a variable interest rate of 1-month LIBOR plus 3.28 percent. On June 30, 2023, 1-month LIBOR ceased to exist and the IBOR Fallbacks Protocol published by the International Swaps and Derivatives Association ("ISDA") took effect as outlined in the interest rate swap agreement. As a result, the interest rate swap agreement was converted to Overnight SOFR plus 3.28 percent. We applied the practical expedients included in ASC 848, *Reference Rate Reform*. See Note 7 for further discussion on the issuance of our Public Notes. These interest rate swap agreements mature on October 15, 2028. The combined fair value of the interest rate swaps was a liability of $32,775 at November 30, 2024, and was included in other liabilities in the Consolidated Balance Sheets. The swaps were designated for hedge accounting treatment as fair value hedges. We apply the short cut method and assume hedge effectiveness. Changes in the fair value of a hypothetically perfect swap with terms that match the critical terms of our $300,000 fixed rate Public Notes are compared with the change in the fair value of the swaps.

On February 14, 2017, we entered into an interest rate swap agreement to convert $150,000 of our $300,000 Public Notes that were issued on February 14, 2017 to a variable interest rate of 1-month LIBOR plus 1.86 percent. The swap was designated for hedge accounting treatment as a fair value hedge. We applied the hypothetical derivative method to assess hedge effectiveness for this interest rate swap. Changes in the fair value of a hypothetically perfect swap with terms that match the critical terms of our $150,000 fixed rate Public Notes are compared with the change in the fair value of the swap. On May 1, 2020, we terminated the swap agreement. Upon termination, we received $15,808 in cash. The remaining swap liability will be accounted for as a discount on long-term debt and will be amortized to interest expense over the remaining life of the Public Notes of seven years.

Derivatives Not Designated As Hedging Instruments

The Company uses foreign currency forward contracts to offset its exposure to the change in value of certain foreign currency denominated assets and liabilities held at foreign subsidiaries that are remeasured at the end of each period. Although the contracts are effective economic hedges, they are not designated as accounting hedges. Foreign currency forward contracts are recorded as assets and liabilities on the balance sheet at fair value. Changes in the value of these derivatives are recognized immediately in earnings, thereby offsetting the current earnings effect of the related foreign currency denominated assets and liabilities. See Note 13 for fair value amounts of these derivative instruments.

As of November 30, 2024, we had forward foreign currency contracts maturing between December 2, 2024 and February 4, 2025. The mark-to-market effect associated with these contracts was largely offset by the underlying transaction gains and losses resulting from the foreign currency exposures for which these contracts relate.

The amounts of pretax (losses) gains recognized in other (expense) income, net related to derivative instruments not designated as hedging instruments are as follows:

	November 30, 2024	December 2, 2023	December 3, 2022
Foreign currency forward contracts	$ (4,927)	$ 8,497	$ 5,711

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities in the customer base and their dispersion across many different industries and countries. As of November 30, 2024, there were no significant concentrations of credit risk.

Note 13: Fair Value Measurements

Overview

Estimates of fair value for financial assets and liabilities are based on the framework established in the accounting guidance for fair value measurements. The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures. The framework discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect management's assumptions, and include situations where there is little, if any, market activity for the asset or liability.

Balances Measured at Fair Value on a Recurring Basis

The following table presents information about our financial assets and liabilities that are measured at fair value on a recurring basis as of November 30, 2024 and December 2, 2023, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

Description	November 30, 2024		Fair Value Measurements Using:					
			Level 1		Level 2		Level 3	
Assets:								
Marketable securities	$	8,584	$	8,584	$	-	$	-
Foreign exchange contract assets		2,147		-		2,147		-
Interest rate swaps, cash flow hedge asset		1,781		-		1,781		-
Liabilities:								
Foreign exchange contract liabilities	$	7,074	$	-	$	7,074	$	-
Interest rate swaps, cash flow hedge liability		265		-		265		-
Interest rate swaps, fair value hedge liabilities		32,775		-		32,775		-
Net investment hedge liability		51,871		-		51,871		-

Description	December 2, 2023	Fair Value Measurements Using:		
		Level 1	Level 2	Level 3
Assets:				
Marketable securities	$ 19,314	$ 19,314	$ -	$ -
Foreign exchange contract assets	13,501	-	13,501	-
Interest rate swaps, cash flow hedge assets	3,632	-	3,632	
Liabilities:				
Foreign exchange contract liabilities	$ 5,004	$ -	$ 5,004	$ -
Interest rate swaps, cash flow hedge liabilities	63	-	63	-
Interest rate swaps, fair value hedge liabilities	41,532	-	41,532	-
Net investment hedge liability	72,589	-	72,589	-
Contingent consideration liability	1,370	-	-	1,370

The valuation of our contingent consideration liability related to the acquisitions of GSSI and TissueSeal was $870 and $500, respectively, as of December 2, 2023. Contingent consideration of $870 related to the acquisition of GSSI was paid during 2024 following the completion of certain performance goals and conditions and contingent consideration of $500 related to the acquisition of TissueSeal was reversed during 2024 as conditions for payment were not met. Adjustments to the fair value of contingent consideration are recorded to selling, general and administrative expenses in the Statement of Income. See Note 2 for further discussion regarding our acquisitions.

Contingent consideration liability	2024
Level 3 balance at beginning of year	$ 1,370
Payment of contingent consideration	(870)
Reversal of contingent consideration	(500)
Level 3 balance at end of year	$ -

Balances Measured at Fair Value on a Nonrecurring Basis

We measure certain assets and liabilities at fair value on a nonrecurring basis. These assets include intangible assets acquired in an acquisition. The identified intangible assets of customer relationships, technology and tradenames acquired in connection with our acquisitions were measured using unobservable (Level 3) inputs. The fair value of the intangible assets was calculated using either the income or cost approach. Significant inputs include estimated revenue growth rates, gross margins, operating expenses, attrition rate, royalty rate and discount rate.

See Note 2 for further discussion regarding our acquisitions.

See Note 7 for discussion regarding the fair value of debt.

Note 14: Commitments and Contingencies

Environmental Matters

From time to time, we become aware of compliance matters relating to, or receive notices from, federal, state or local entities regarding possible or alleged violations of environmental, health or safety laws and regulations. We review the circumstances of each individual site, considering the number of parties involved, the level of potential liability or our contribution relative to the other parties, the nature and magnitude of the hazardous substances involved, the method and extent of remediation, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. Also, from time to time, we are identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and/or similar state laws that impose liability for costs relating to the clean up of contamination resulting from past spills, disposal or other release of hazardous substances. We are also subject to similar laws in some of the countries where current and former facilities are located. Our environmental, health and safety department monitors compliance with applicable laws on a global basis. To the extent we can reasonably estimate the amount of our probable liabilities for environmental matters, we establish an undiscounted financial provision. We recorded liabilities of $3,445 and $5,034 as of November 30, 2024 and December 2, 2023, respectively, for probable and reasonably estimable environmental remediation costs. Of the amount reserved, $1,055 and $2,301 as of November 30, 2024 and December 2, 2023, respectively, is attributable to a facility we own in Simpsonville, South Carolina as a result of our Royal Adhesives acquisition that is a designated site under CERCLA.

Currently we are involved in various environmental investigations, clean up activities and administrative proceedings and lawsuits. In particular, we are currently deemed a PRP in conjunction with numerous other parties, in a number of government enforcement actions associated with landfills and/or hazardous waste sites. As a PRP, we may be required to pay a share of the costs of investigation and clean up of these sites. In addition, we are engaged in environmental remediation and monitoring efforts at a number of current and former operating facilities. While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we have concluded that these matters, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flow.

Other Legal Proceedings

From time to time and in the ordinary course of business, we are a party to, or a target of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, contract, patent and intellectual property, environmental, health and safety, tax and employment matters. While we are unable to predict the outcome of these matters, we have concluded, based upon currently available information, that the ultimate resolution of any pending matter, individually or in the aggregate, including the asbestos litigation described in the following paragraphs, will not have a material adverse effect on our results of operations, financial condition or cash flow.

We have been named as a defendant in lawsuits in which plaintiffs have alleged injury due to products containing asbestos manufactured more than 35 years ago. The plaintiffs generally bring these lawsuits against multiple defendants and seek damages (both actual and punitive) in very large amounts. In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable injuries or that the injuries suffered were the result of exposure to products manufactured by us. We are typically dismissed as a defendant in such cases without payment. If the plaintiff presents evidence indicating that compensable injury occurred as a result of exposure to our products, the case is generally settled for an amount that reflects the seriousness of the injury, the length, intensity and character of exposure to products containing asbestos, the number and solvency of other defendants in the case, and the jurisdiction in which the case has been brought.

A significant portion of the defense costs and settlements in asbestos-related litigation is paid by third parties, including indemnification pursuant to the provisions of a 1976 agreement under which we acquired a business from a third party. Currently, this third party is defending and paying settlement amounts, under a reservation of rights, in most of the asbestos cases tendered to the third party.

In addition to the indemnification arrangements with third parties, we have insurance policies that generally provide coverage for asbestos liabilities, including defense costs. Historically, insurers have paid a significant portion of our defense costs and settlements in asbestos-related litigation. However, certain of our insurers are insolvent. We have entered into cost-sharing agreements with our insurers that provide for the allocation of defense costs and settlements and judgments in asbestos-related lawsuits. These agreements require, among other things, that we fund a share of settlements and judgments allocable to years in which the responsible insurer is insolvent.

A summary of the number of and settlement amounts for asbestos-related lawsuits and claims is as follows:

	Year Ended November 30, 2024		Year Ended December 2, 2023		Year Ended December 3, 2022
Lawsuits and claims settled	9		9		7
Settlement amounts	$ 1,208	$	4,200	$	296
Insurance payments received or expected to be received	$ 844	$	2,379	$	195

We do not believe that it would be meaningful to disclose the aggregate number of asbestos-related lawsuits filed against us because relatively few of these lawsuits are known to involve exposure to asbestos-containing products that we manufactured. Rather, we believe it is more meaningful to disclose the number of lawsuits that are settled and result in a payment to the plaintiff. To the extent we can reasonably estimate the amount of our probable liabilities for pending asbestos-related claims, we establish a financial provision and a corresponding receivable for insurance recoveries.

Based on currently available information, we have concluded that the resolution of any pending matter, including asbestos-related litigation, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial condition or cash flow.

Note 15: Segments

We are required to report segment information in the same way that we internally organize our business for assessing performance and making decisions regarding allocation of resources. Revenue and operating income of each of our segments are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance. Segment operating income is identified as gross profit less SG&A expenses. Corporate expenses, other than those included in Corporate Unallocated, are allocated to each operating segment. Consistent with our internal management reporting, Corporate Unallocated amounts include business acquisition and integration costs, organizational restructuring charges and project costs associated with our implementation of Project ONE. Corporate assets are not allocated to the operating segments. Inter-segment revenues are recorded at cost plus a markup for administrative costs.

We have three reportable segments: Hygiene, Health and Consumable Adhesives, Engineering Adhesives and Construction Adhesives. The business components within each operating segment are managed to maximize the results of the overall operating segment rather than the results of any individual business component of the operating segment. Results of individual components of each operating segment are subject to numerous allocations of segment-wide costs that may or may not have been focused on that particular component for a particular reporting period. The costs for these allocated resources are not tracked on a "where-used" basis as financial performance is assessed at the total operating segment level.

Reportable operating segment financial information for all periods presented is as follows:

	2024	2023	2022
Net revenue			
Hygiene, Health and Consumable Adhesives	$ 1,546,351	$ 1,601,487	$ 1,695,934
Engineering Adhesives	1,459,137	1,428,744	1,532,639
Construction Adhesives	563,248	480,703	520,610
Total	$ 3,568,736	$ 3,510,934	$ 3,749,183
Segment operating income (loss)			
Hygiene, Health and Consumable Adhesives	$ 187,413	$ 215,088	$ 165,786
Engineering Adhesives	193,038	187,346	168,873
Construction Adhesives	25,304	5,961	22,989
Total segment	405,755	408,395	357,648
Corporate Unallocated[1]	(57,535)	(53,258)	(34,930)
Total	$ 348,220	$ 355,137	$ 322,718
Depreciation and amortization			
Hygiene, Health and Consumable Adhesives	$ 53,359	$ 53,398	$ 46,374
Engineering Adhesives	73,041	63,143	58,307
Construction Adhesives	44,173	41,915	41,713
Corporate Unallocated[1]	4,137	1,384	582
Total	$ 174,710	$ 159,840	$ 146,976
Total assets[2]			
Hygiene, Health and Consumable Adhesives	$ 1,610,902	$ 1,661,122	
Engineering Adhesives	1,687,391	1,627,715	
Construction Adhesives	1,085,811	990,296	
Corporate	549,140	444,442	
Total	$ 4,933,244	$ 4,723,575	
Capital expenditures			
Hygiene, Health and Consumable Adhesives	$ 87,945	$ 67,933	
Engineering Adhesives	11,071	14,888	
Construction Adhesives	6,482	4,540	
Corporate	33,740	31,776	
Total	$ 139,238	$ 119,137	

[1] Consistent with our internal management reporting, Corporate Unallocated amounts in the tables above include net revenue and charges that are not allocated to the Company's reportable segments.

[2] Segment assets include primarily inventory, accounts receivable, property, plant and equipment, goodwill, intangible assets and other miscellaneous assets. Corporate assets include primarily corporate property, plant and equipment, deferred tax assets, certain investments and other assets.

Reconciliation of segment operating income to income before income taxes and income from equity method investments:

	2024	2023	2022
Segment operating income	$ 348,220	$ 355,137	$ 322,718
Other (expense) income, net	(37,115)	9,682	12,952
Interest expense	(133,124)	(134,602)	(91,521)
Interest income	4,682	3,943	7,779
Income before income taxes and income from equity method investments	$ 182,663	$ 234,160	$ 251,928

Financial information about geographic areas

	Net Revenue		
	2024	2023	2022
United States	$ 1,623,854	$ 1,551,846	$ 1,692,903
China	438,512	430,948	462,587
Germany	362,919	393,029	419,141
Countries with more than 10 percent of total	2,425,285	2,375,823	2,574,631
All other countries with less than 10 percent of total	1,143,451	1,135,111	1,174,552
Total	$ 3,568,736	$ 3,510,934	$ 3,749,183

	Property, Plant and Equipment, net		
	2024	2023	2022
United States	$ 472,084	$ 425,765	$ 375,353
China	109,665	110,061	101,563
Germany	98,233	114,266	107,903
All other countries with less than 10 percent of total	201,945	174,563	148,848
Total	$ 881,927	$ 824,655	$ 733,667

We view the following disaggregation of net revenue by geographic region as useful to understanding the composition of revenue recognized during the respective reporting periods:

	November 30, 2024				
	Hygiene, Health and Consumable Adhesives	Engineering Adhesives	Construction Adhesives	Corporate Unallocated	Total
Americas	$ 882,614	$ 617,171	$ 413,984	$ -	$ 1,913,769
EIMEA	455,751	451,174	117,553	-	1,024,478
Asia Pacific	207,986	390,792	31,711	-	630,489
	$ 1,546,351	$ 1,459,137	$ 563,248	$ -	$ 3,568,736

	December 2, 2023				
	Hygiene, Health and Consumable Adhesives	Engineering Adhesives	Construction Adhesives	Corporate Unallocated	Total
Americas	$ 919,024	$ 577,751	$ 363,517	$ -	$ 1,860,292
EIMEA	476,397	460,327	85,738	-	1,022,462
Asia Pacific	206,066	390,666	31,448	-	628,180
	$ 1,601,487	$ 1,428,744	$ 480,703	$ -	$ 3,510,934

	December 3, 2022				
	Hygiene, Health and Consumable Adhesives	Engineering Adhesives	Construction Adhesives	Corporate Unallocated	Total
Americas	$ 1,003,179	$ 630,484	$ 411,951	$ -	$ 2,045,614
EIMEA	471,299	478,573	78,773	-	1,028,645
Asia Pacific	221,456	423,582	29,886	-	674,924
	$ 1,695,934	$ 1,532,639	$ 520,610	$ -	$ 3,749,183

Note 16: Subsequent Events

Acquisitions

On December 2, 2024, we completed the acquisition of Medifill Limited ("Medifill") for a purchase price of 49,919 Euros, or approximately $51,252. Headquartered in Dublin, Ireland, Medifill produces medical-grade cyanoacrylate adhesives tailored to the wound closure market. The acquisition establishes European production capabilities for our medical adhesives offerings. The fair value measurement for this acquisition has not been completed. The acquisition will be included in our Hygiene, Health and Consumable Adhesives operating segment.

On January 15, 2025, we completed the acquisition of GEM S.r.l. ("GEM") for a purchase price of 144,041 Euros, or approximately $147,886. Headquartered in Viareggio, Italy, GEM develops, produces and sells medical adhesives for wound closure in both surgical and topical applications. The acquisition establishes a European headquarters for our Medical Adhesives Technologies business and expands the Company's medical adhesive offerings, further shifting our portfolio toward highly profitable, higher growth markets. The fair value measurement for this acquisition has not been completed. The acquisition will be included in our Hygiene, Health and Consumable Adhesives operating segment.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, management conducted an evaluation, under the supervision and with the participation of our President and Chief Executive Officer and Executive Vice President, Chief Financial Officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act")). Based on its evaluation, our management concluded that, as of November 30, 2024, our disclosure controls and procedures were effective (1) to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (2) to ensure that information require to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to us, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our management assessed the effectiveness of our internal control over financial reporting as of November 30, 2024. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013 Framework)*. Based on its assessment, management concluded that, as of November 30, 2024, the Company's internal control over financial reporting was effective. Ernst and Young LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of November 30, 2024, which is included elsewhere in this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Plan Adoptions and Modifications

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

<center>PART III</center>

Item 10. Directors, Executive Officers and Corporate Governance

The information under the headings "Proposal 1 - Election of Directors", "Delinquent Section 16(a) Reports" and "Corporate Governance - Audit Committee" contained in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on April 15, 2025 (the "2025 Proxy Statement") is incorporated herein by reference.

The information contained at the end of Item 1. hereof under the heading "Information About Our Executive Officers" is incorporated herein by reference.

Since the date of our 2024 Proxy Statement, there have been no material changes to the procedures by which shareholders may recommend nominees to our Board of Directors.

The Company has a code of business conduct applicable to all of its directors and employees, including its principal executive officer, principal financial officer, principal accounting officer, controller and other employees performing similar functions. A copy of the code of business conduct is available under the Investor Relations section of the Company's website at www.hbfuller.com. The Company intends to disclose on its website information with respect to any amendment to or waiver from a provision of its code of business conduct that applies to its principal executive officer, principal financial officer, principal accounting officer, controller and other employees performing similar functions within four business days following the date of such amendment or waiver.

Item 11. Executive Compensation

The information under the headings "Executive Compensation," "Director Compensation" and "CEO Pay Ratio Disclosure" contained in the 2025 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" contained in the 2025 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information under the headings "Certain Relationships and Related Transactions" and "Corporate Governance - Director Independence" contained in the 2025 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information under the heading "Fees Paid to Independent Registered Public Accounting Firm" contained in the 2025 Proxy Statement is incorporated herein by reference.


PART IV


Item 15. Exhibits and Financial Statement Schedules

(a)   Documents filed as part of this report:

    1. **Consolidated Financial Statements**

Consolidated Statements of Income for the fiscal years ended November 30, 2024, December 2, 2023, and December 3, 2022.

Consolidated Statements of Comprehensive Income for the fiscal years ended November 30, 2024, December 2, 2023, and December 3, 2022.

Consolidated Balance Sheets as of November 30, 2024 and December 2, 2023.

Consolidated Statements of Total Equity for the fiscal years ended November 30, 2024, December 2, 2023, and December 3, 2022.

Consolidated Statements of Cash Flows for the fiscal years ended November 30, 2024, December 2, 2023, and December 3, 2022.

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)

    2. **Financial Statement Schedules**

All financial statement schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

3. Exhibits

Item	Incorporation by Reference
3.1 Restated Articles of Incorporation of H.B. Fuller Company, as amended	Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended September 2, 2006.
3.2 By-Laws of H.B. Fuller Company	Exhibit 3.1 to the Current Report on Form 8-K dated December 2, 2015.
3.3 Statement of Cancellation, dated October 13, 2016	Exhibit 3.1 to the Current Report on Form 8-K dated October 12, 2016.
4.1 Form of Certificate for common stock, par value $1.00 per share	Exhibit 4.1 to the Quarterly Report on Form 10-Q dated for the quarter ended March 4, 2023.
4.2 Indenture, dated February 14, 2017, between H.B. Fuller Company and U.S. Bank National Association, as Trustee	Exhibit 4.1 to the Current Report on Form 8-K dated February 9, 2017.
4.3 First Supplemental Indenture, dated February 14, 2017, between H.B. Fuller Company and U.S. Bank National Association, as Trustee, relating to the 4.0000% Notes due 2027	Exhibit 4.2 to the Current Report on Form 8-K dated February 9, 2017.
4.4 Amendment No. 1 to First Supplemental Indenture, dated February 14, 2017 between H.B. Fuller Company and U.S. Bank National Association, as Trustee, relating to the 4.0000% Notes due 2027	Exhibit 4.6 to the Annual Report on Form 10-K for the fiscal year ended December 2, 2017.
4.5 Second Supplemental Indenture, dated October 20, 2020, between H.B. Fuller Company and U.S. Bank National Association, as Trustee, relating to the 4.250% Notes due 2028	Exhibit 4.1 to the Current Report on Form 8-K dated October 20, 2020.
4.6 Form of Global Note representing the 4.000% Notes due 2027 (included in Exhibit 4.3)	Exhibit 4.2 to the Current Report on Form 8-K dated February 9, 2017.
4.7 Form of Global Note representing the 4.250% Notes due 2028 (included in Exhibit 4.5)	Exhibit 4.1 to the Current Report on Form 8-K dated October 20, 2020.
4.8 Description of Securities	Exhibit 4.8 to the Annual Report on Form 10-K for the fiscal year ended November 30, 2019.
10.1 Second Amended and Restated Credit Agreement, dated February 15, 2023, among H.B. Fuller Company and JPMorgan Chase Bank, N.A., as administrative agent and the various other parties named thereto	Exhibit 10.1 to the Current Report on Form 8-K dated February 21, 2023.
10.2 Amendment No. 1, dated as of August 16, 2023, to the Second Amended and Restated Credit Agreement, dated February 15, 2023, among H.B. Fuller Company and JPMorgan Chase Bank, N.A., as administrative agent and the various other parties named thereto	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 2, 2023.
10.3 Refinancing and Incremental Amendment, dated March 4, 2024, among H.B. Fuller Company and JPMorgan Chase Bank, N.A., as administrative agent and the various other parties named thereto	Exhibit 10.1 to the Current Report on Form 8-K dated March 4, 2024.
10.4 Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated April 5, 2006.

10.5	H.B. Fuller Company Supplemental Executive Retirement Plan II – 2008	Exhibit 10.2 to the Current Report on Form 8-K dated December 19, 2007.
10.6	First Declaration of Amendment dated December 15, 2008 to the H.B. Fuller Company Supplemental Executive Retirement Plan II - 2008	Exhibit 10.5 to the Annual Report on Form 10-K for the fiscal year ended November 29, 2008.
10.7	Second Declaration of Amendment dated May 31, 2011 to the H.B. Fuller Company Supplemental Executive Retirement Plan II - 2008	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 28, 2011.
10.8	Third Declaration of Amendment dated September 30, 2021 to the H.B. Fuller Company Supplemental Executive Retirement Plan II - 2008	Exhibit 10.9 to the Annual Report on Form 10-K for the fiscal year ended November 27, 2021.
*10.9	H.B. Fuller Company Executive Benefit Trust dated October 25, 1993 between H.B. Fuller Company and U.S. Bank, National Association, as Trustee, as amended, relating to the H.B. Fuller Company Supplemental Executive Retirement Plan	Exhibit 10(k) to the Annual Report on Form 10-K for the fiscal year ended November 29, 1997.
*10.10	Amendments to H.B. Fuller Company Executive Benefit Trust, dated October 1, 1997 and March 2, 1998, between H.B. Fuller Company and First Trust National Association, as Trustee, relating to the H.B. Fuller Company Supplemental Executive Retirement Plan	Exhibit 10(k) to the Annual Report on Form 10-K405 for the fiscal year ended November 28, 1998.
*10.11	Amendment to the H.B. Fuller Company Executive Benefit Trust dated December 19, 2007	Exhibit 10.3 to the Current Report on Form 8-K dated December 19, 2007.
*10.12	Amendment to the H.B. Fuller Company Executive Benefit Trust dated March 31, 2009	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.
*10.13	H.B. Fuller Company Key Employee Deferred Compensation Plan (2021 Restatement)	Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended November 27, 2021.
*10.14	Form of Change-in-Control Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.11 to the Annual Report on Form 10-K for the fiscal year ended November 29, 2008.
*10.15	Form of Change-in-Control Agreement between H.B. Fuller Company and each of its executive officers for agreements entered into after January 24, 2019	Exhibit 10.9 to the Current Report on Form 8-K dated January 24, 2019.
*10.16	Form of Severance Agreement between H.B. Fuller Company and each of its executive officers	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.17	Form of Severance Agreement between H.B. Fuller Company and each of its executive officers hired on or after October 2023	Exhibit 10.16 to the Annual Report on Form 10-K for the fiscal year ended December 2, 2023.
*10.18	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company Year 2000 Stock Incentive Plan for awards made on or after January 24, 2013	Exhibit 10.1 to the Current Report on Form 8-K dated January 24, 2013.
*10.19	Form of Non-Qualified Stock Option Agreement under the H.B. Fuller Company 2013 Master Incentive Plan for awards made on or after January 23, 2014	Exhibit 10.2 to the Current Report on Form 8-K dated January 23, 2014.

*10.20	Form of Non-Qualified Stock Option Agreement under the H.B. Fuller Company 2016 Master Incentive Plan for awards made on or after April 7, 2016	Exhibit 10.1 to the Current Report on Form 8-K dated April 6, 2016.
*10.21	Form of Non-Qualified Stock Option Agreement under the H.B. Fuller Company 2016 Master Incentive Plan for awards made on or after October 20, 2017	Exhibit 10.2 to the Current Report on Form 8-K dated October 20, 2017.
*10.22	Form of Non-Qualified Stock Option Agreement under the H.B. Fuller Company 2018 Master Incentive Plan for awards made on or after April 12, 2018	Exhibit 10.1 to the Current Report on Form 8-K dated April 12, 2018.
*10.23	Form of Non-Qualified Stock Option Agreement under the H.B. Fuller Company 2018 Master Incentive Plan for awards made on or after January 24, 2019	Exhibit 10.1 to the Current Report on Form 8-K dated January 24, 2019.
*10.24	Form of Non-Qualified Stock Option Agreement under the H.B. Fuller Company 2020 Master Incentive Plan for awards made on or after April 2, 2020	Exhibit 10.1 to the Current Report on Form 8-K dated April 2, 2020.
*10.25	Form of Restricted Stock Unit (CEO) Award Agreement under the H.B. Fuller Company 2020 Master Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K dated January 27, 2021.
*10.26	Form of Performance-Based Non-Qualified Stock Option (CEO TSR) Award Agreement under the H.B. Fuller Company 2020 Master Incentive Plan	Exhibit 10.2 to the Current Report on Form 8-K dated January 27, 2021.
*10.27	Form of Non-Qualified Stock Option Agreement under the Amended and Restated H.B. Fuller Company 2020 Master Incentive Plan for awards made on or after January 24, 2022	Exhibit 10.1 to the Current Report on Form 8-K dated January 24, 2022.
*10.28	Form of Restricted Stock Unit Award Agreement under the Amended and Restated H.B. Fuller Company 2020 Master Incentive Plan for awards made on or after January 24, 2022	Exhibit 10.2 to the Current Report on Form 8-K dated January 24, 2022.
*10.29	Form of Performance Share Award Agreement under the Amended and Restated H.B. Fuller Company 2020 Master Incentive Plan for awards made on or after January 24, 2022	Exhibit 10.3 to the Current Report on Form 8-K dated January 24, 2022.
*10.30	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Amended and Restated H.B. Fuller Company 2020 Master Incentive Plan for awards made on or after April 7, 2022	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 28, 2022.
*10.31	Form of Non-Qualified Stock Option Agreement under the Second Amended and Restated H.B. Fuller Company 2020 Master Incentive Plan for awards made on or after April 6, 2023	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 3, 2023.
*10.32	Form of Restricted Stock Unit Award Agreement under the Second Amended and Restated H.B. Fuller Company 2020 Master Incentive Plan for awards made on or after April 6, 2023	Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended June 3, 2023.
*10.33	Form of Performance Share Award Agreement under the Second Amended and Restated H.B. Fuller Company 2020 Master Incentive Plan for awards made on or after April 6, 2023	Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended June 3, 2023.
*10.34	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Second Amended and Restated H.B. Fuller Company 2020 Master Incentive Plan for awards made on or after April 6, 2023	Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended June 3, 2023.

*10.35	Form of Restricted Stock Unit Award Agreement under the Second Amended and Restated H.B. Fuller Company 2020 Master Incentive Plan for awards made on or after January 22, 2024	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 4, 2024.
*10.36	Form of Performance Share Award Agreement under the Second Amended and Restated H.B. Fuller Company 2020 Master Incentive Plan for awards made on or after January 22, 2024	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 4, 2024.
*10.37	H.B. Fuller Company Defined Contribution Restoration Plan (As Amended and Restated Effective January 1, 2008)	Exhibit 10.4 to the Current Report on Form 8-K dated December 19, 2007.
*10.38	First Amendment of the H.B. Fuller Company Defined Contribution Restoration Plan (2008 Amendment and Restatement)	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 31, 2008.
*10.39	Second Amendment of the H.B. Fuller Company Defined Contribution Restoration Plan (2008 Amendment and Restatement)	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 1, 2019.
*10.40	Third Amendment of the H.B. Fuller Company Defined Contribution Restoration Plan (2008 Amendment and Restatement)	Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 2, 2019.
*10.41	Fourth Amendment of the H.B. Fuller Company Defined Contribution Restoration Plan (As Amended and Restated Effective January 1, 2008)	Exhibit 10.43 to the Annual Report on Form 10-K for the fiscal year ended November 28, 2020.
*10.42	Fifth Amendment of the H.B. Fuller Company Defined Contribution Restoration Plan (As Amended and Restated Effective January 1, 2008)	Exhibit 10.40 to the Annual Report on Form 10-K for the fiscal year ended November 27, 2021.
*10.43	H.B. Fuller Company Directors' Deferred Compensation Plan (2008 Amendment and Restatement)	Exhibit 10.22 to the Annual Report on Form 10-K for the fiscal year ended November 29, 2008.
*10.44	First Amendment of H.B. Fuller Company Directors' Deferred Compensation Plan (2008 Amendment and Restatement)	Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended November 29, 2008.
*10.45	H.B. Fuller Company 2009 Director Stock Incentive Plan	Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 30, 2009.
*10.46	H.B. Fuller Company Management Short-Term Incentive Plan for Executive Officers	Exhibit 10.1 to the Current Report on Form 8-K dated January 25, 2024.
*10.47	H.B. Fuller Company 2013 Master Incentive Plan	Annex B to the H.B. Fuller Company Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 27, 2013.
*10.48	H.B. Fuller Company 2016 Master Incentive Plan	Annex B to the H.B. Fuller Company Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 24, 2016.

*10.49	H.B. Fuller Company 2018 Master Incentive Plan	Annex B to the H.B. Fuller Company Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 28, 2018.
*10.50	Amended and Restated H.B. Fuller Company 2020 Master Incentive Plan	Annex B to the H.B. Fuller Company Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 24, 2021.
*10.51	Second Amended and Restated H.B. Fuller Company 2020 Master Incentive Plan	Annex B to the H.B. Fuller Company Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 22, 2023.
19.1	Insider Trading Policy	Filed Herewith.
21	List of Subsidiaries	
23.1	Consent of Ernst & Young LLP	
24	Power of Attorney	
31.1	302 Certification – Celeste B. Mastin	
31.2	302 Certification – John J. Corkrean	
32.1	906 Certification – Celeste B. Mastin	
32.2	906 Certification – John J. Corkrean	
97.1	Executive and Key Manager Compensation Recovery Policy	Exhibit 97.1 to the Annual Report on Form 10-K for the fiscal year ended December 2, 2023.
101	The following materials from the H.B. Fuller Company Annual Report on Form 10-K for the fiscal year ended November 30, 2024 formatted in Inline Extensible Business Reporting Language (Inline XBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Total Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements.	
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)	

* Asterisked items are management contracts or compensatory plans or arrangements required to be filed.

(b)   See Exhibit Index and Exhibits attached to this Form 10-K.

Item 16. Form 10-K Summary
None

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**H.B. FULLER COMPANY**

By:/s/ Celeste B. Mastin

Dated: January 23, 2025

CELESTE B. MASTIN
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

<u>Signature</u>	<u>Title</u>
/s/ Celeste B. Mastin CELESTE B. MASTIN	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ John J. Corkrean JOHN J. CORKREAN	Executive Vice President, Chief Financial Officer (Principal Financial Officer)
/s/ Robert J. Martsching ROBERT J. MARTSCHING	Vice President, Controller (Principal Accounting Officer)
* DANIEL L. FLORNESS	Director
* THOMAS W. HANDLEY	Director
* MICHAEL J. HAPPE	Director
* RUTH S. KIMMELSHUE	Director
* CHARLES T. LAUBER	Director
* TERESA J. RASMUSSEN	Director
* SRILATA A. ZAHEER	Director

* by /s/ Gregory O. Ogunsanya
GREGORY O. OGUNSANYA, Attorney in Fact

Dated: January 23, 2025

Governance*



H.B. Fuller Executive Committee, Back Row, L to R
J. Magalhaes, H. Campe, N. Weaver, G. Ogunsanya, L. Lorenz,
Front Row, L to R, J. East, J. Corkrean, C. Mastin, M. Malik, X. Du

Executive Officers

Celeste B. Mastin
President and Chief Executive Officer

Heather A. Campe
Senior Vice President, International Growth

John J. Corkrean
Executive Vice President
and Chief Financial Officer

Dr. Xinyu Du
Senior Vice President,
Global Research & Development

Jim J. East
Executive Vice President, Hygiene,
Health and Consumable Adhesives

Laura Lorenz
Senior Vice President, Human Resources
& Communications

João Magalhaes
Senior Vice President,
Engineering Adhesives

Muhammed S. (Boz) Malik
Senior Vice President,
Building Adhesive Solutions
(previously Construction Adhesives)

Robert J. Martsching
Vice President and Controller

Gregory O. Ogunsanya
Senior Vice President, General Counsel
and Corporate Secretary

Nathan D. Weaver
Senior Vice President,
Business Transformation

Heidi A. Weiler
Vice President, Corporate Financial Strategy
*As of March 1, 2025



In October, H.B. Fuller announced the appointment of Teresa (Terry) J. Rasmussen as Chair of the company's Board of Directors, following the retirement of Lee R. Mitau after 28 years of dedicated service. Rasmussen joined the H.B. Fuller Board in 2020 and currently serves as president and chief executive officer of Thrivent, a Fortune 500 diversified financial services organization. As the Board's first female chairperson, she brings world-class leadership and business acumen, along with significant expertise in organizational transformation.

Board of Directors

Teresa (Terry) J. Rasmussen
Chair of Board
President and Chief Executive Officer, Thrivent

Daniel L. Florness
Chief Executive Officer,
Fastenal Company

Thomas W. Handley
Senior Advisor, Cascade Asset
Management Company

Michael J. Happe
President and Chief Executive Officer,
Winnebago Industries

Ruth S. Kimmelshue
Corporate Senior Vice President, Animal
Nutrition and Health, Cargill Inc. (retired)

Charles (Chuck) T. Lauber
Executive Vice President and Chief Financial
Officer, A. O. Smith

Celeste B. Mastin
President and Chief Executive Officer,
H.B. Fuller Company

Srilata (Sri) A. Zaheer
Elmer L. Andersen Chair in Global Corporate
Social Responsibility, Carlson School of Management

Committees

Audit
Handley (Chair)
Florness
Kimmelshue
Lauber
Zaheer

Compensation
Kimmelshue (Chair)
Happe
Lauber
Rasmussen
Zaheer

**Corporate Governance
and Nominating**
Rasmussen (Chair)
Florness
Handley
Happe

Shareholder Information

Stock Information

Our stock trading symbol is FUL. H.B. Fuller common stock is listed and traded on the New York Stock Exchange (NYSE). The closing stock price on the NYSE on November 29, 2024, was $76.89 per share. As of February 19, 2025, H.B. Fuller had 1,303 shareholders of record.

Investor Inquiries

Security analysts, portfolio managers, and representatives of financial institutions should contact:

H.B. Fuller Investor Relations
1200 Willow Lake Boulevard
Vadnais Heights, MN 55110 USA
Phone: 651-236-1600
investors@hbfuller.com

Investor Resources

Corporate news releases, H.B. Fuller's quarterly results, annual reports, SEC filings, and other investment-related information are available on our Investor Relations website at investors.hbfuller.com.

Visit us on the web:

www.hbfuller.com

Forward-Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from expectations expressed in the forward-looking statements. Please refer to the section titled "Forward-Looking Statements and Risk Factors" in Item 7 and "Risk Factors" in Item 1A of our Annual Report on Form 10-K for a discussion of these risks and uncertainties.









GLOBAL OPERATIONS

135+ years of history

7,500+ employees

$3.6 billion in revenue

30,000 customers

80+ manufacturing sites

38 Technology Innovation Centers

736 patents

140+ countries with sales

30+ market segments

20,000+ adhesive solutions

H.B. Fuller Company
1200 Willow Lake Boulevard
Vadnais Heights, MN 55110 USA